As confidentially submitted to the Securities and Exchange Commission on December 14, 2022.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SRM ENTERTAINMENT, INC.

(Exact name of Registrant as specified in its charter)

Nevada	3944	32-0686534
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1061 E Indiantown Road, Suite 110

Jupiter, FL 33477

407-230-8100

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Richard Miller

Chief Executive Officer

1061 E Indiantown Road, Suite 110

Jupiter, FL 33477

407-230-8100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Arthur Marcus, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas New York, New York 10036 Tel: (212) 930-9700 Fax: (212) 930-9725	David E. Danovitch, Esq. Angela Gomes, Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: (212) 660-3060 Fax: (202) 660 3001

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 under the Securities Exchange Act of 1934:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement relates to the (i) the distribution of an aggregate 2,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), of SRM Entertainment, Inc. (“we”, “us”, “our” or the “Company”), upon the effective date of this Registration Statement by Jupiter Wellness, Inc. to its stockholders and certain of its warrant holders of record as of the close of business on____, 202_; and (ii) the sale of                 shares of our Common Stock in an underwritten public offering.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED DECEMBER 14, 2022

PROSPECTUS

SRM ENTERTAINMENT, INC.

       Shares of Common Stock

This is a firm commitment initial public offering of                  shares of common stock, par value $0.0001 per share (“Common Stock”), of SRM Entertainment, Inc. (“we”, “us”, “our” or the “Company”), currently a wholly owned subsidiary of Jupiter Wellness, Inc. (“Jupiter Wellness”), based on an assumed public offering price of $     , which is the midpoint of the range discussed below. We are offering all of the shares of Common Stock being offering by this prospectus. The registration statement of which this prospectus forms a part also relates to the registration of an aggregate of 2,000,000 shares of our Common Stock to be distributed by Jupiter Wellness on the date of this prospectus to its stockholders and certain of its warrant holders of record as of the close of business on____, 202  .

We anticipate the initial public offering price per share of Common Stock will be between US$             and US$             . The number of shares of Common Stock offered in this prospectus and all other applicable information has been determined based on an assumed public offering price of $            per share of Common Stock, which is the midpoint of the above range. The actual public offering price of the shares of Common Stock will be determined between the Underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business. Therefore, the assumed public offering price per share of Common Stock used throughout this prospectus may not be indicative of the actual public offering price for the shares of Common Stock (see “Determination of Offering Price” for additional information).

Currently, no public market exists for our Common Stock. We intend to apply to list our Common Stock for trading on The Nasdaq Capital Market (“Nasdaq”) under the symbol “[●].”

We cannot guarantee that we will be successful in listing our Common Stock on Nasdaq. However, the listing of our Common Stock is a condition to the consummation of this offering and the distribution and we will not consummate either unless our Common Stock is so listed.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) and, as such, have elected to comply with certain reduced disclosure requirements for this prospectus and may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in the shares of Common Stock involves risks that are described in the “Risk Factors” section beginning on page 21 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	In addition to the underwriting discount, we have also agreed to reimburse EF Hutton, division of Benchmark Investments, LLC, the representative of the underwriters (the “Representative”), for certain expenses, and to provide a non-accountable expense allowance equal to 1.0% of the gross proceeds of this offering payable to the Representative. We have also agreed to issue warrants to purchase up to shares of our Common Stock, equal to 5.0% of the aggregate number of shares of Common Stock sold in this offering (including shares of Common Stock to cover over-allotments, if any), to the Representative exercisable for shares of Common Stock at a per share price equal to 100% of the initial public offering price of the shares of Common Stock offered hereby (the “Representative’s Warrants”). See the section titled “Underwriting” beginning on page 99 of this prospectus for additional information regarding total underwriter compensation.

The Representative may also exercise their option to purchase up to an additional           shares of Common Stock from us, at the public offering price, less the underwriting discount, for 45 days after the date of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Common Stock against payment on              , 2022.

Sole Book-Running Manager

EF HUTTON

division of Benchmark Investments, LLC

The date of this prospectus is             , 2022.

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”). We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us and filed with the SEC. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Information contained in, and that can be accessed through our website, https://www.srmentertainment.com/, shall not be deemed to be part of this prospectus or incorporated herein by reference and should not be relied upon by any prospective investors for the purposes of determining whether to purchase the shares of Common Stock offered hereunder. The registration statement of which this prospectus forms a part also relates to the registration of an aggregate of 2,000,000 shares of our Common Stock to be distributed by Jupiter Wellness on the date of this prospectus to Jupiter Wellness stockholders and certain warrant holders of record as of the close of business on____, 202_.

i

PROSPECTUS SUMMARY

This summary highlights certain information about us and this offering and the distribution contained elsewhere in this prospectus, but it is not complete and does not contain all of the information you should consider before investing in shares of our Common Stock. In addition to this summary, you should read this entire prospectus carefully, including the risks of investing in shares of our Common Stock and the other information discussed in the section titled “Risk Factors,” and the financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

We describe in this prospectus the businesses that will be contributed to us by Jupiter Wellness as part of our separation from Jupiter Wellness as if they were our businesses for all historical periods described. Please see the section titled “Certain Relationships and Related Party Transactions—Relationship with Jupiter Wellness—Arrangements between Jupiter Wellness and Our Company” for a description of this separation. Our historical financial statements, which are discussed below, are prepared on a stand-alone basis in accordance with U.S. generally accepted accounting principles (“GAAP”) and are derived from Jupiter Wellness’s consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our operations, and include allocations of expenses from Jupiter Wellness. Our historical results are not necessarily indicative of our results in any future period.

As used in this prospectus, the terms “SRM,” the “Company,” “we,” “us” and “our” may, depending on the context, refer to SRM Entertainment, Inc., SRM Entertainment, Limited, to the SRM segment of Jupiter Wellness, Inc. as described more particularly under “Certain Relationships and Related Party Transactions—Relationship with Jupiter Wellness—Historical Relationship with Jupiter Wellness” or to SRM Entertainment, Inc., SRM Entertainment, Limited, and its consolidated subsidiaries after giving effect to the separation described under “Certain Relationships and Related Party Transactions—Relationship with Jupiter Wellness—Arrangements between Jupiter Wellness and Our Company.” As used in this prospectus, the term “Jupiter Wellness” refers to Jupiter Wellness, Inc.

1

Overview

SRM is a trusted toy and souvenir designer and developer, selling into the world’s largest theme parks and entertainment venues. For over 30 years, SRM has developed, manufactured and supplied the entertainment and amusement park industry with exclusive products that are often only available to consumers inside SRM’s worldwide customer base venues such as Walt Disney Parks and Resorts, Universal Studios, SeaWorld, Six Flags, Great Wolf Lodge, Dollywood and Merlin Entertainment.

Our business is built on the principle that almost everyone is a fan of something and the evolution of pop culture is leading to increasing opportunities for fan loyalty. We create whimsical, fun and unique products that enable fans to express their affinity for their favorite “something”—whether it is a movie, TV show, favorite celebrity, or favorite restaurant. We infuse our distinct designs and aesthetic sensibility into a wide variety of product categories, including figures, plush, accessories, apparel, and homewares. We believe we sit at the nexus of pop culture—content providers value us for our broad network of retail customers, retailers value us for our portfolio of pop culture products and pop culture insights, and consumers value us for our distinct, stylized products and the content they represent.

Pop culture pervades modern life and almost everyone is a fan of something. Today, more quality content is available and technology innovation has made content accessible anytime, anywhere. As a result, the breadth and depth of pop culture fandom resembles, and in many cases exceeds, the type of fandom previously associated only with sports. Everyday interactions at home, work or with friends are increasingly influenced by pop culture.

We have invested strategically in our relationships with key constituents in pop culture. Content providers value us for our broad network of retail customers and retailers value us for our pop culture products, pop culture insights and ability to drive consumer traffic. Consumers, who value us for our distinct, stylized products, remain at the center of everything we do.

Content Providers: We have licensing relationships with many established content providers, and our products appear in venues such as Walt Disney Parks and Resorts, Universal Studios, SeaWorld, Six Flags, Great Wolf Lodge, Dollywood and Merlin Entertainment. We currently have licenses with Smurfs and Zoonicorn LLC, from which we can create multiple products based on each character within. Content providers trust us to create unique, stylized extensions of their intellectual property that extend the relevance of their content with consumers through ongoing engagement, helping to maximize the lifetime value of their content.

Retail Channels: We can provide our retail customers a customized product mix designed to appeal to their particular customer bases. Theme parks and the entertainment industry recognize the opportunity presented by the demand for pop culture products and are continuing to dedicate space to our products and the pop culture category. We believe meaningful traffic to our products will continue because our products have their own built-in fan base, are refreshed regularly creating a “treasure hunt” shopping experience for consumers and are often supplemented with exclusive products that are at the forefront of pop culture.

Consumers: Fans are increasingly looking for ways to express their affinity for and engage with their favorite pop culture content. Over time, many of our consumers evolve from occasional buyers to more frequent purchasers, whom we categorize as enthusiasts or collectors. We create products to appeal to a broad array of fans across consumer demographic groups—men, women, boys and girls—not a single, narrow demographic. We currently offer an array of products that sell across several categories. Our products are generally priced between $2.50 and $50.00, which allows our diverse consumer base to express their fandom frequently and impulsively. We continue to introduce innovative products designed to facilitate fan engagement at different price points and styles.

We have developed a nimble and low-fixed cost production model. The strength of our management team and relationships with content providers, retailers and third-party manufacturers allows us to move from product concept to a new product tactfully. As a result, we can dynamically manage our business to balance current content releases and pop culture trends with timeless content based on classic movies, such as Harry Potter or Star Wars. This has allowed us to deliver significant growth while lessening our dependence on individual content releases.

2

Our History

SRM Entertainment, Limited was incorporated in Hong Kong on January 14, 1981. Jupiter Wellness acquired SRM Entertainment Limited in November 2019. In April 2022, the Company was formed to acquire SRM Entertainment Limited. SRM supplies the amusement park industry with exclusive products that are intended to be sold in amusement parks. For over 30 years, SRM has developed, manufactured and supplied the amusement park industry with exclusive products that are often only available to consumers inside the relevant amusement park. SRM principally produces battery-operated products for theme parks and entertainment venues, such as Disney Parks and Resorts, Disney Stores, Universal Resorts, SeaWorld, Sesame Place, Busch Gardens, Merlin Entertainment and Madison Square Garden. SRM has developed products in conjunction with suppliers of products for core licenses, such as Harry Potter, Frozen, Marvel and Star Wars. SRM develops and distributes toys, plush and hydration products to retailers worldwide. SRM develops product strategies in order to bring product concepts to reality.

Our Market Opportunity

We believe the small business and government segments represent additional growth areas for us and we believe we are well-positioned to benefit from this large market.

In addition to global expansion opportunities, we believe we are well-positioned to extend our current market leadership to the broader connected lifestyle market as we continue to launch new product lines and services within our connected lifestyle platform.

How We Plan to Grow

Our goal is to continue to develop innovative products and concepts alongside well-known brands and licensed trademarks. The key elements of our growth strategy to achieve this goal is to enter expanding categories of products, and develop and grow the licensed Sip with Me line of hydration products to be designed and sold into retail outlets and theme parks worldwide.

3

We are positioning SRM to capture new market share in the global toy market. Our branded products are designed to educate through interactive content fostering, social and emotional growth, health and wellness, and love and respect for the environment and all creatures. We sell toys for franchises, such as the Wizarding World of Harry Potter, Star Wars, Avatar, Men in Black, Transformers, Despicable Me, Nintendo, Sesame Street, and Toy Story. In addition, we are currently developing new product lines for Smurfs and Zoonicorn franchises. The U.S. retail sales of toys increased by 13%, totaling $28.6 billion in 2021 compared to $25.4 billion in 2020 as reported by the NPD Group’s retail tracking service on January 27, 2021.

SRM is currently in the research and development stage of exploring the developmental idea of adding Smart Toy technology sometimes referred to as AR (Augmented Reality) features to some of our products or to create new products whereby users will perceive the real world with the addition of computer-generated images that are overlaid on specific objects. With AR, users will employ a device that is equipped with a camera, such as a smartphone or a tablet, the camera scans the environment, feeding the application’s image recognition capability. The application’s AR content will become triggered when specific images are recognized, such as QR codes, borders, faces, locations and names .

Our core business opportunities are to continue selling and developing innovative products for theme parks and current customers, adding licensed character hydration and dinnerware from the Smurfs and Zoonicorn set to current assortments.

Long-term Growth Strategy. We plan to further develop the Sip with Me™ product assortment by adding light up drinkware, stainless water bottles, plush back packs, melamine, and vinyl figures. We have signed license agreements with Smurfs and Zoonicorn for our Sip with Me product assortments to sell in retail markets beginning in 2023. Our marketing goals include animal character products creating a “collect all” mentality and distributing Sip with Me and other product assortments to gift representative groups nationally.

Revenues were $2,665,827 for the year ended December 31, 2021 and $2,958,199 for the year ended December 31, 2020. For the nine months ended September 30, 2022, revenues were $5,199,807. Revenues were negatively impacted by the COVID-19 pandemic closures of theme parks in 2020 and 2021 and have improved in 2022. We plan to sell our proprietary brands and designs into new channels: mass market, fast food chains, convenience stores, niche venues and museums, and restaurants.

We plan to grow brand awareness for SRM products through direct and indirect marketing and form a lasting relationship with our end-users throughout their journey from product discovery through the entire lifecycle of ownership. We also plan on developing new sales channels, in addition to our current retail footprint, to address commercial vertical opportunities beyond the theme-park and entertainment industry.

Recent Developments

In November and December 2022, we entered into subscription agreements pursuant to which we issued an aggregate of 1,700,000 outstanding shares of our Common Stock to the following founders (the “Founders”) of the Company who are management as follows: Richard Miller, Chief Executive Officer & Director, 600,000 shares; Brian S. John, Secretary and Chairman, 300,000 shares; Taft Flittner, President, 300,000 shares; Doug McKinnon, 200,000 shares; Markita Russell, 100,000 shares; and Debbie McDaniel-Hand, Vice President of Production Development and Operations, 200,000 shares.

4

Jupiter Wellness Ownership and Our Separation from Jupiter Wellness

Currently, and at all times prior to the date of this prospectus, we are and will be an operating segment of Jupiter Wellness. Upon the completion of this offering, we expect that Jupiter Wellness will own the majority (       %) of our outstanding Common Stock (or       % if the Representative exercises in full its option to purchase additional shares of Common Stock). Following this offering, our operations and those of Jupiter Wellness will be operated separately, although we expect that Jupiter Wellness will continue to consolidate our financial results into their financial statements as owners of       % of our outstanding Common Stock.

Prior to the effective date of the registration statement of which this prospectus forms a part, we will enter into an agreement (the “separation agreement”)   with Jupiter Wellness that will govern the separation of our business from Jupiter Wellness and various interim arrangements. The separation agreement will be in effect prior to the effective date of the registration statement of which this prospectus forms a part. The separation agreement will provide for, among other things, the transfer from Jupiter Wellness to us of assets and the assumption by us of liabilities comprising our business. For more information regarding the assets and liabilities to be transferred to us, see our unaudited pro forma condensed combined financial statements and the related notes included elsewhere in this prospectus.

In December 2022, we also entered into a stock exchange agreement (the “Exchange Agreement”) with Jupiter Wellness. Pursuant to the Exchange Agreement, we exchanged 7,300,000 shares of our Common Stock (representing 81.1% of our outstanding Common Stock) in exchange for 2 ordinary shares of SRM Entertainment, Limited, an entity incorporated in Hong Kong (representing all of the issued and outstanding shares of SRM Entertainment, Limited). Pursuant to the Exchange Agreement, we will assume $1,503,514 of remaining debt, originally used for working capital, which is owed to Jupiter Wellness as of September 30, 2022.

Jupiter Wellness will distribute 2,000,000 outstanding shares of our Common Stock to stockholders of Jupiter Wellness common stock (the “Jupiter Wellness Common Stock”) and certain warrant holders of record as of the close of business on____, 202_.

5

In this prospectus, references to the “contribution” refer to Jupiter Wellness’s transfer to us (in connection with certain reorganization transactions) of the assets and liabilities related to our business, and the term “separation” refers to the separation of our business from Jupiter Wellness’s other businesses (including the contribution), along with the effectiveness of the separation agreement between us and Jupiter Wellness.

See the section titled “Certain Relationships and Related Party Transactions—Relationship with Jupiter Wellness” for a more detailed discussion of the separation agreement. Our separation from Jupiter Wellness will be made in the context of a parent-subsidiary relationship and will be entered into in the overall context of our separation from Jupiter Wellness. The terms of the separation agreement may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See the section titled “Risk Factors—Risks Related to Our Separation from Jupiter Wellness.”

The registration statement of which this prospectus forms a part also registers the distribution by Jupiter Wellness of 2,000,000 shares of our Common Stock it owns to its stockholders in a transaction that is generally expected to be tax-free for U.S. federal income tax purposes (the “distribution”). Under current tax law, Jupiter Wellness must retain beneficial ownership of at least 80% of our combined voting power and 80% of each class of nonvoting capital stock, if any is outstanding, until immediately prior to such distribution in order to so qualify. To preserve the tax-free treatment of the separation and distribution, the separation agreement includes certain covenants and restrictions to ensure that, until immediately prior to the distribution, Jupiter Wellness will retain beneficial ownership of at least 80% of our combined voting power and 80% of each class of nonvoting capital stock, if any is outstanding. Jupiter Wellness has no obligation to effect a distribution of any of its remaining ownership interest, and it may retain its ownership interest in us indefinitely or dispose of all or a portion of its ownership interest in us in a sale or other transaction. Any such distribution or other disposition by Jupiter Wellness of its remaining interest in us (each, an “other disposition”) would be subject to market, tax and legal considerations, final approval by the Jupiter Wellness board of directors (the “Jupiter Wellness Board”) and other customary requirements.

Under current law, the distribution could be rendered taxable to Jupiter Wellness and its stockholders as a result of certain post-distribution acquisitions of our shares or assets. For example, the distribution may result in taxable gain to Jupiter Wellness under Section 355(e) of the Internal Revenue Code of 1986, as amended (the “Code”), if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in us. To preserve the tax-free treatment of the separation and distribution, we intend to agree in the separation agreement that we and our subsidiaries will be subject to certain restrictions during the two-year period following the distribution that are intended to prevent the distribution, together with certain related transactions, from failing to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a) (1)(D) of the Code. Specifically, during such period, except in specific circumstances or unless Jupiter Wellness waives our obligation to comply with such restrictions, we expect that we and our subsidiaries will generally be prohibited from: (i) ceasing to conduct certain businesses, (ii) entering into certain transactions or series of transactions pursuant to which all or a portion of our Common Stock would be acquired or all or a portion of certain of our and our subsidiaries’ assets would be acquired, (iii) liquidating, merging or consolidating with any other person, (iv) issuing equity securities beyond certain thresholds, (v) repurchasing our stock other than in certain open-market transactions or (vi) taking or failing to take any other action that would cause the distribution, together with certain related transactions, to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Code. These restrictions may limit our ability to pursue certain equity issuances, strategic transactions or other transactions that may maximize the value of our business, but which would result in Jupiter Wellness owning less than 50% of our Common Stock.

6

Jupiter Wellness has no obligation to pursue or consummate any further disposition of its ownership interest in us by any specified date or at all.

We believe, and Jupiter Wellness has advised us that it believes, that the separation, this offering and the distribution will provide a number of benefits to our business and to Jupiter Wellness’ business. These intended benefits include improving the strategic and operational flexibility of both companies, increasing the focus of the management teams on their respective business operations and allowing each company to adopt the capital structure, investment policy and dividend policy best suited to its financial profile and business needs, and providing each company with its own equity currency to facilitate acquisitions and to better incentivize management. In addition, as we will be a stand-alone company, potential investors will be able to invest directly in our business.

Company Information

We were incorporated in Nevada on April 22, 2022. On November 30, 2020, Jupiter Wellness acquired all of the capital stock of SRM Entertainment, Limited. Our principal executive offices are at 1061 E Indiantown Road, Suite 110 Jupiter, FL 33477, and our telephone number is 407-230-8100. Our website is https://www.srmentertainment.com. The information and other content contained in, or accessible through, our website are not part of, and is not incorporated into, this prospectus, and investors should not rely on any such information in deciding whether to invest in our Common Stock.

7

Implications of Being an Emerging Growth Company and Smaller Reporting Company

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (or the “Securities Act”), for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and, as long as we continue to qualify as an emerging growth company, we may elect to take advantage of this and other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We are also a “smaller reporting company,” as defined under SEC Regulation S-K. As such, we also are exempt from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and also are subject to less extensive disclosure requirements regarding executive compensation in our periodic reports and proxy statements. We will continue to be deemed a smaller reporting company until our public float exceeds $75 million on the last day of our second fiscal quarter in the preceding fiscal year.

Implications of Being a “Controlled Company” under Nasdaq Listing Rules

Jupiter Wellness currently beneficially owns 81.1% of SRM. Our Founders currently beneficially own 18.9% of SRM. The aforementioned provides Jupiter Wellness with 81.1% of the voting power of our voting stock and the Founders with 18.9% of the voting power of SRM. Upon the closing of this offering, Jupiter Wellness will beneficially own approximately      % of the shares of Common Stock and       % of the voting power of our voting stock (approximately      % if the over-allotment is exercised in full) and our Founders will own collectively      % of the voting power of our voting stock upon the closing of this offering (approximately      % if the over-allotment is exercised in full) and Jupiter Wellness will remain the majority shareholder. We currently meet the definition of a “controlled company” under the corporate governance standards for Nasdaq listed companies and for so long as we remain a “controlled company” under this definition, we are eligible to utilize certain exemptions from the corporate governance requirements of Nasdaq, including the requirements (i) that a majority of the Board consist of independent directors, (ii) to have a governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iii) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iv) that the compensation committee consider certain independence factors when engaging legal counsel and other committee advisors and (v) for an annual performance evaluation of the governance and compensation committees.

Risk Factor Summary

You should consider carefully the risks and uncertainties described in this prospectus before investing in our securities. These risks are discussed more fully in the section titled “Risk Factors” following this summary. If any of these risks actually occur, our business, financial condition or results of operations would likely be materially adversely affected. These risks include, but are not limited to, the following:

Risks Related to the Distribution and Our Separation from Jupiter Wellness

●	The terms of the separation agreement in connection with the separation may limit our ability to take certain actions, which may prevent us from pursuing opportunities to raise capital, acquire other businesses or provide equity incentives to our employees, which could impair our ability to grow.

●	Jupiter Wellness’s interests may conflict with our interests and the interests of our other stockholders. Conflicts of interest between us and Jupiter Wellness could be resolved in a manner unfavorable to us and our other stockholders.

8

●	If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Jupiter Wellness, us and our stockholders could be subject to significant tax liabilities, and, in certain circumstances, we could be required to indemnify Jupiter Wellness for material taxes and other related amounts pursuant to indemnification obligations under the separation agreement.

●	Some of our directors and executive officers own Jupiter Wellness Common Stock, restricted shares of Jupiter Wellness Common Stock or options to acquire Jupiter Wellness Common Stock and hold positions with Jupiter Wellness, which could cause conflicts of interest, or the appearance of conflicts of interest, that result in our not acting on opportunities we otherwise may have.

Risks Related to Our Business

●	COVID-19 resulted in economic conditions which adversely affected our parks, which may continue to have an adverse impact on our business, financial condition or results of operations.

●	Failure to successfully implement new initiatives or meet product introduction schedules can have an adverse effect on SRM’s business, financial condition, and results of operations.

●	Delay or failure of our retailers, distributors, manufacturers, and other channel partners to purchase at their historic volumes or at the volumes that they or we forecast.

●	Seasonal shifts in end-market demand for our products may negatively impact our sales.

●	Bad or extreme weather conditions and forecasts of bad or mixed weather conditions, which may be due to climate change, can adversely impact attendance at parks where our products are sold.

●	SRM depends on key personnel and may not be able to hire, retain, and integrate sufficient qualified personnel to maintain and expand its business.

Risks Related to This Offering and Ownership of Our Common Stock

●	No market currently exists for our Common Stock. We cannot assure you that an active trading market will develop for our Common Stock.

●	Future sales, or the perception of future sales, of our Common Stock, including by Jupiter Wellness, may depress the price of our Common Stock.

●	The market price of our Common Stock may be highly volatile, and you could lose all or part of your investment.

●	We are a “controlled company” within the meaning of the Nasdaq listing rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

●	Concentration of ownership among our existing principal stockholder, executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

9

The Offering

Issuer	SRM Entertainment, Inc.

Common Stock offered by us in this offering	shares of Common Stock ( shares of Common Stock if the Representative exercises in full its option to purchase additional shares of Common Stock).

Common Stock to be held by Jupiter Wellness immediately after this offering	shares of Common Stock (which includes 2,000,000 shares to be distributed to Jupiter Wellness stockholders and certain warrant holders of record as of the close of business on____, 202_.

Common Stock to be outstanding immediately after this offering	shares ( shares of Common Stock if the Representative exercises in full its option to purchase additional shares of Common Stock).

Underwriters’ option	We have granted the underwriters an option for a period of 45 days after the date of this prospectus to purchase up to additional shares of Common Stock solely to cover over-allotments, if any, at the public offering price.

10

Use of proceeds

We estimate that the net proceeds from this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $         million (or approximately $ million if the underwriters’ option to purchase additional shares is exercised in full), based on an assumed public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds of this offering for the development of licensed goods, expansion of SRM products, increased deposits, accounts receivable and inventory, marketing, advertising, and trade shows, general administrative expenses, repayment of the note payable to Jupiter Wellness, and general corporate purposes . See the section titled “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our Common Stock.

Stock exchange symbol	We intend to apply for to list our Common Stock for trading on Nasdaq under the symbol “[●].” No assurance can be given that our application will be approved.

Lock-Up Agreements	We, along with our directors, officers and all stockholders except those receiving Common Stock in the distribution, have agreed not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Common Stock for a period of 180 days from the date of this prospectus. See “Underwriting” beginning on page 99.

Unless otherwise indicated, all references to the number and percentage of shares of Common Stock outstanding and percentage ownership information are based on our “pro forma shares of Common Stock,” in each case following this offering and the separation and assuming the following:

●	there is no exercise of the underwriters’ option to purchase up to additional shares of our Common Stock; and

●	no exercise of Representative’s Warrants.

●	The number of pro forma shares of Common Stock excludes approximately 1,500,000 shares of our Common Stock reserved for issuance under our equity incentive plan for our employees and directors.

The Distribution

Please see “The Distribution” for a more detailed description of the matters described below.

Distributing Company	Jupiter Wellness is distributing an aggregate of 2,000,000 shares of SRM, a toy design & manufacturing company for the biggest entertainment companies in the world, including Disney and Universal.

Distributed Company	SRM is a majority owned subsidiary of Jupiter Wellness. Please see “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information concerning this business.

11

Distribution Ratio

Each holder of Jupiter Wellness Common Stock (including each holder of certain warrants issued in Jupiter Wellness public offering in July 2021 (the “July Warrants”) will receive a distribution of one share of our Common Stock for every seventeen shares of Jupiter Wellness Common Stock held or underlying the July Warrants on the record date.

Securities to be Distributed

A total of 2,000,000 shares of our Common Stock will be distributed to Jupiter Wellness stockholders and certain warrant holders of record as of the close of business on____, 202_. The shares of our Common Stock to be distributed are registered herein and will be eligible for immediate resale. Jupiter Wellness stockholders will not be required to pay for the shares of our Common Stock to be received by them in the Distribution, or to surrender or exchange shares of Jupiter Wellness Common Stock in order to receive our Common Stock, or to take any other action in connection with the Distribution. Please see “The Distribution” for information concerning the breakdown of the distribution of securities.

Fractional Shares	Fractional shares of our Common Stock will not be distributed. Fractional shares of our Common Stock will be aggregated and sold in the public market by the transfer and distribution agent, and stockholders will receive a cash payment in lieu of a fractional share. The aggregate net cash proceeds of these sales will be distributed ratably to holders of Jupiter Wellness Common Stock who would otherwise have received fractional interests. These proceeds generally will be taxable to those stockholders.

Distribution Agent, Transfer Agent and Registrar for the Shares	VStock Transfer, LLC will be the distribution agent, transfer agent and registrar for the shares of our Common Stock.

Record Date	The record date is the close of business, New York City time, on , 202 .

Distribution Date	11:59 p.m., New York City time, on , 202 .

Material U.S. Federal Income Tax Consequences of the Distribution	Jupiter Wellness expects to obtain an opinion from Sichenzia Ross Ference LLP substantially to the effect that, among other things, the distribution by Jupiter Wellness of our Common Stock to the holders of Jupiter Wellness Common Stock will qualify as a tax-free distribution under the Code. The Distribution is expected to qualify as a tax-free distribution for U.S. federal income tax purposes for Jupiter Wellness and its stockholders with respect to SRM stock that is distributed with respect to the stock of Jupiter Wellness and, except to the extent a stockholder receives cash in lieu of fractional shares of our Common Stock, no income, gain or loss will be recognized by, and no amount will be included in the income of, such holder upon the receipt of shares of our Common Stock pursuant to the Distribution. The opinion and the above discussed consequences do not apply to the distribution of SRM Common Stock with respect to the July Warrants, and holders of July Warrants should consult with their own tax advisors. Certain transactions related to the Distribution that are not addressed by the opinion could result in the recognition of income or gain by Jupiter Wellness. The opinion will rely on factual representations and reasonable assumptions, which, if incorrect or inaccurate, may jeopardize the ability to rely on such opinion. The opinion will not be binding on the Internal Revenue Service (“IRS”) or the courts. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

Sichenzia Ross Ference LLP has acted as our special tax counsel, has reviewed this summary and is of the opinion that the discussion contained herein is a fair and accurate summary in all material respects.

12

Relationship Between Jupiter Wellness and Us After the Distribution

Following the Distribution, we will be a separate public company. We and Jupiter Wellness will enter into a separation agreement for the purpose of accomplishing the distribution of our Common Stock to the Jupiter Wellness stockholders. The separation agreement will govern our relationship with Jupiter Wellness subsequent to the Distribution and provide for the allocation of employee benefit, tax and some other liabilities and obligations attributable to periods prior to, at and after the Distribution. We will be party to other arrangements with Jupiter Wellness and its subsidiaries. See “Certain Relationships and Related Party Transactions — Relationship with Jupiter Wellness.”

Overlapping Directors and Officers and Potential Conflicts of Interest

There is an overlap between certain officers of the Company and of Jupiter Wellness. Brian John serves as CEO and Director of Jupiter Wellness and Secretary and Chairman of SRM. Mr. Douglas McKinnon serves as CFO of Jupiter Wellness and CFO of SRM. Christopher Marc Melton and Gary Herman each serve as a Director of Jupiter Wellness and SRM.

The overlapping directors and officers (the “Overlap Persons”) may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. In addition, after the Distribution, certain of our directors and officers will continue to own stock and/or stock options or other equity awards of Jupiter Wellness. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our Company and for Jupiter Wellness and its subsidiaries.

The Company may engage in material business transactions with Jupiter Wellness. The Company will renounce its rights to certain business opportunities and the Company’s amended and restated articles of incorporation will provide that no Overlap Person will be liable to the Company or its stockholders for breach of any fiduciary duty that would otherwise occur by reason of the fact that any such individual directs a corporate opportunity (other than certain limited types of opportunities set forth in our amended and restated articles of incorporation) to Jupiter Wellness instead of the Company, or does not refer or communicate information regarding such corporate opportunities to the Company. These provisions in our amended and restated articles of incorporation will also expressly validate certain contracts, agreements, arrangements and transactions (and amendments, modifications or terminations thereof) between the Company and Jupiter Wellness and, to the fullest extent permitted by law, will provide that the actions of the Overlap Persons in connection therewith are not breaches of fiduciary duties owed to the Company, any of its subsidiaries or their respective stockholders.

See “Certain Relationships and Related Party Transactions” and “Description of Capital Stock”

Post-Distribution Dividend Policy	We currently do not contemplate paying any cash dividends to our shareholders and intend to use all available funds to grow our operations. The declaration and payment of future dividends to holders of our Common Stock will fall within the sole discretion of our Board and will depend upon many factors, including our financial condition, earnings, and capital requirements of our business, legal requirements (including potential changes to tax laws), regulatory constraints, industry practice and other factors that the Board deems relevant. We cannot guarantee that we will continue to pay any dividend even if we commence the payment of dividends.

13

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We have the license for use of various trademarks, trade names and service marks in our business, including the trademarked name, Sip with Me Characters™, and license agreements with Smurfs and Zoonicorn. For convenience, we may not include the SM, ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our industry, position, goals, strategy, future operations, future financial position, business strategy and plans, future revenues, estimated costs, prospects, margins, profitability, capital expenditures, liquidity, capital resources, plans and objectives of management, including those made in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “likely,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “forecast,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate,” “might,” “objective,” “ongoing,” “seek” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs, including current expectations and assumptions regarding, as of the date such statements are made, our future operating performance and financial condition, including our separation from Jupiter Wellness, the expected timetable for the separation and the distribution and our future financial and operating performance, strategic and competitive advantages, leadership and future opportunities, as well as the economy and other future events or circumstances. Our expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions, and risks and uncertainties described in the section titled “Risk Factors” and elsewhere in this prospectus. These risks and uncertainties include, without limitation:

●	fluctuations in our results of operations and stock price over time;
●	our ability to introduce or acquire new products or services that achieve broad market acceptance;
●	our ability to compete with our peers, certain of which have substantially greater resources than we do;
●	the concentration of our purchaser base in traditional and online retailers and wholesale distributors, our ability to retain such retailers and distributors and our potential exposure in the event of the consolidation of retailers or concentration of retail market share;
●	potential quality problems, including defects or errors, with our current and future products and services;
●	the typical decrease of the average selling prices of our products over the sales cycle of the product, which may impact our revenue and gross margin;
●	global economic conditions;
●	changes in U.S. and international tax policy, including changes that adversely affect customs, tax or duty rates, as well as income tax legislation and regulations that affect the countries where we conduct business;
●	the volatility of our stock price, which may result in your investment in our Common Stock to suffer a decline in value;
●	our ability to manage our manufacturing and supply requirements and the ability of our manufacturing and supply sources to meet the needs of our business;
●	our reliance on a limited number of third-party manufacturers;
●	our ability to retain the services of key personnel;
●	our ability to secure and protect our intellectual property rights;

14

●	the failure of the Company to satisfy its obligations under the agreements it will enter into in connection with the distribution;
●	successful implementation of the separation of SRM’s toy sales and manufacturing businesses from Jupiter Wellness’s ongoing operations following the separation;
●	our exposure to international markets;
●	future litigation matters, including litigation regarding intellectual property rights;
●	our ability to manage our sales channel inventory and product mix;
●	failure to achieve the expected benefits from and successfully execute the separation;
●	potential tax liabilities that may arise as a result of the separation or the distribution;
●	operating as an independent publicly traded company, including compliance with applicable laws and regulations;
●	our status as an emerging growth company; and
●	the effects of future sales, or perceptions of future sales of our Common Stock.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. We believe the factors identified above are important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by us.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

See the section titled “Risk Factors” for a more complete discussion of the risks and uncertainties mentioned above and for discussion of other risks and uncertainties. All forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as well as others made in this prospectus and hereafter in our other filings with the U.S. Securities and Exchange Commission (the “SEC”) and public communications. You should evaluate all forward-looking statements made by us in the context of these risks and uncertainties.

15

THE DISTRIBUTION

The discussion in this prospectus of the Distribution is subject to, and qualified by reference to, the separation agreement and other definitive documents, forms of which are filed as exhibits to the registration statement that contains this prospectus and are incorporated by reference into this prospectus.

General

On           , 2022, we exchanged 7,300,000 outstanding shares of our Common Stock to Jupiter Wellness in connection with the Exchange Agreement.

On November 29, 2022, we issued 1,700,000 outstanding shares of our Common Stock to the following management and insiders of SRM: Richard Miller, Chief Executive Officer & Director, 600,000 shares; Brian S. John, Secretary and Chairman, 300,000 shares; Taft Flittner, President, 300,000 shares; Doug McKinnon, 200,000 shares; Markita Russell, 100,000 shares; and Debbie McDaniel-Hand, Vice President of Production Development and Operations, 200,000 shares.

Jupiter Wellness will distribute 2,000,000 of our outstanding shares of Common Stock to Jupiter Wellness stockholders and certain warrant holders of record as of the close of business on____, 202_.

We refer to this distribution of securities as the “Distribution.”

In the Distribution, based on the number of Jupiter Wellness Common Stock and the July Warrants outstanding as of          , 202 , each holder of Jupiter Wellness Common Stock and the July Warrants will receive a distribution of one share of our Common Stock for every seventeen shares of Jupiter Wellness Common Stock or shares of Jupiter Wellness Common Stock underlying the July Warrants held as of the close of business, New York City time, on             , 202 , which we refer to as the record date.

Manner of Effecting the Distribution

The general terms and conditions relating to the Distribution are set forth in the separation agreement between us and Jupiter Wellness. Under the separation agreement, the Distribution will be effective upon the effectiveness of this registration statement. For most Jupiter Wellness stockholders who own Jupiter Wellness Common Stock in registered form on the record date and for holders of the July Warrants our transfer and distribution agent will credit their shares of our Common Stock to book entry accounts established to hold these shares. Our transfer and distribution agent will send these stockholders a statement reflecting their ownership of our Common Stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own Jupiter Wellness Common Stock through a broker or other nominee, their shares of our Common Stock will be credited to these stockholders’ accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. Following the Distribution, stockholders whose shares are held in book entry form may request that their shares of our Common Stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for their shares, in each case without charge.

JUPITER WELLNESS STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF JUPITER WELLNESS COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF JUPITER WELLNESS STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND JUPITER WELLNESS STOCKHOLDERS HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

Fractional shares of our Common Stock will not be issued to Jupiter Wellness stockholders as part of the Distribution or credited to book entry accounts. In lieu of receiving fractional shares, each holder of Jupiter Wellness Common Stock who would otherwise be entitled to receive a fractional share of our Common Stock will receive cash for the fractional interest, which generally will be taxable to such holder. An explanation of the tax consequences of the Distribution can be found below in the subsection captioned “— Material U.S. Federal Income Tax Consequences of the Distribution.” The transfer and distribution agent will, as soon as practicable after the Distribution date, aggregate fractional shares of our Common Stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to stockholders otherwise entitled to fractional interests in our Common Stock. The amount of such payments will depend on the prices at which the aggregated fractional shares are sold by the transfer and distribution agent in the open market shortly after the Distribution date. The Distribution of SRM Common Stock in respect of the July Warrants is expected to be taxable to both Jupiter Wellness and holders of the July Warrants. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

In order to be entitled to receive shares of our Common Stock in the Distribution, Jupiter Wellness stockholders and July Warrants must be stockholders of record of Jupiter Wellness Common Stock or the July Warrants at the close of business, New York City time, on the record date,          , 202  .

16

Reasons for the Distribution

The Jupiter Wellness board of directors has determined that the separation of our business from the other business of Jupiter Wellness is in the best interests of Jupiter Wellness and its stockholders. The potential benefits considered by the Jupiter Wellness board of directors in making the determination to consummate the Distribution included the following:

●	to provide each of Jupiter Wellness and the Company with increased flexibility to fully pursue and fund its business plan, including capital expenditures, investments and acquisitions that would be more difficult to consider or effectuate in the absence of the Distribution. This increased financial flexibility reflects the belief that investors in a company with the mix of assets that each of Jupiter Wellness and the Company will own following the Distribution will be more receptive to strategic initiatives that Jupiter Wellness and the Company may respectively pursue;

●	to create distinct and clear financial profiles and compelling investment cases. Investment in one or the other company may appeal to investors with different goals, interests and expectations. The Distribution will allow investors to make independent investment decisions with respect to Jupiter Wellness and the Company and may result in greater alignment between the interests of each company’s stockholder base and the characteristics of its respective business, capital structure and financial results;

●	to create independent equity securities and increased strategic opportunities. The Distribution will afford Jupiter Wellness and the Company the ability to offer their independent equity securities to the capital markets and enable each standalone company to use its own industry-focused stock to pursue portfolio enhancing acquisitions or other strategic opportunities that are more closely aligned with each company’s strategic goals and expected growth opportunities;

●	to facilitate incentive compensation arrangements for employees of each business more directly tied to the performance of the relevant company’s business and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of each of Jupiter Wellness and the Company; and

●	to increase the aggregate value of the stock of Jupiter Wellness and the Company above the value that the stock of Jupiter Wellness would have had if it had continued to represent an interest in both the businesses of Jupiter Wellness and the Company, so as to: (i) allow each company to use its stock to pursue and achieve strategic objectives, including evaluating and effectuating acquisitions and increasing the long-term attractiveness of equity compensation programs in a significantly more efficient and effective manner with significantly less dilution to existing stockholders; and (ii) allow each company to offer a more focused investment profile to investors.

The Jupiter Wellness board of directors also considered several factors that have a negative effect on Jupiter Wellness as a result of the Distribution. The Jupiter Wellness Common Stock may come under initial selling pressure as certain Jupiter Wellness stockholders sell their shares because they are not interested in holding an investment in the remaining business of Jupiter Wellness. In addition, the Distribution would separate from Jupiter Wellness the business and assets of the Company, which represent significant value. Finally, following the Distribution, Jupiter Wellness and its remaining business may need to absorb certain corporate and administrative costs previously allocated to SRM.

The Jupiter Wellness board of directors considered certain aspects of the Distribution that may be adverse to the Company. The Company’s Common Stock may come under initial selling pressure as certain Jupiter Wellness stockholders sell their shares in the Company because they are not interested in holding an investment in the Company’s business. As a result of the Distribution, the Company will bear significant incremental costs associated with being a publicly-held company and may need to absorb certain corporate and operational support costs previously allocated to Jupiter Wellness. Refer to the “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” section for further details.

Results of the Distribution

After the Distribution, we will be a stand-alone public company. Immediately after the Distribution, we expect to have approximately           holders of record of our Common Stock and approximately          shares of Common Stock outstanding, based on the number of stockholders of record and outstanding shares of Jupiter Wellness Common Stock and the July Warrants on         . The actual number of shares to be distributed will be determined on the record date.

In connection with the Distribution, we will enter into the separation agreement with Jupiter Wellness, covering such areas as employee matters, tax and other services.

The Distribution will not affect the number of outstanding shares of Jupiter Wellness Common Stock or any rights of Jupiter Wellness stockholders.

17

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the Distribution to us, Jupiter Wellness and Jupiter Wellness stockholders. This summary is based on the Code, the regulations promulgated under the Code by the Department of the Treasury, and interpretations of such authorities by the courts and the IRS, all as of the date of this prospectus and all of which are subject to change at any time, possibly with retroactive effect. Unless otherwise noted, this summary is limited to holders of Jupiter Wellness Common Stock that are U.S. holders, as defined below, that hold their shares of Jupiter Wellness Common Stock as capital assets, within the meaning of Section 1221 of the Code. Further, except as otherwise provided herein, this summary does not discuss all tax considerations that may be relevant to holders of Jupiter Wellness Common Stock in light of their particular circumstances, nor does it address the consequences to holders of Jupiter Wellness Common Stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including arrangements treated as partnerships for U.S. federal income tax purposes), persons who acquired such shares of Jupiter Wellness Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. Each stockholder’s individual circumstances may affect the tax consequences of the Distribution. Sichenzia Ross Ference LLP has acted as our special tax counsel, has reviewed this summary and is of the opinion that the discussion contained herein is a fair and accurate summary in all material respects.

For purposes of this summary, a “U.S. holder” is a beneficial owner of Jupiter Wellness Common Stock that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or a resident of the United States;

●	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

●	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) it has a valid election in place under applicable U.S. Department of Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of Jupiter Wellness Common Stock that is not a U.S. holder for U.S. federal income tax purposes.

If a partnership (including any arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Jupiter Wellness Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Jupiter Wellness Common Stock should consult its tax advisor regarding the tax consequences of the Distribution.

Jupiter Wellness expects to obtain an opinion from Sichenzia Ross Ference LLP substantially to the effect that, among other things, the distribution by Jupiter Wellness of our Common Stock to holders of Jupiter Wellness Common Stock will qualify as a tax-free distribution under the Code. The opinion will not be binding on the IRS or the courts. Certain transactions related to the Distribution that are not addressed by the opinion could result in the recognition of income or gain by Jupiter Wellness. The opinion will rely on factual representations and reasonable assumptions, which, if incorrect or inaccurate, may jeopardize the ability to rely on such opinion.

18

On the basis of the opinion Jupiter Wellness expects to receive, and assuming that Jupiter Wellness Common Stock is a capital asset in the hands of a Jupiter Wellness stockholder on the Distribution date:

●	Except for any cash received in lieu of a fractional share of our Common Stock, a Jupiter Wellness stockholder will not recognize any income, gain or loss as a result of the receipt of our Common Stock in the Distribution.

●	A Jupiter Wellness stockholder’s holding period for our Common Stock received (including, for this purpose, any fractional share of our Common Stock for which cash is received) in the Distribution will include the period for which that stockholder’s Jupiter Wellness Common Stock was held.

●	A Jupiter Wellness stockholder’s tax basis for our Common Stock received in the Distribution will be determined by allocating to that Common Stock, on the basis of the relative fair market values of Jupiter Wellness Common Stock and our Common Stock at the time of the Distribution, a portion of the stockholder’s tax basis in its Jupiter Wellness Common Stock. A Jupiter Wellness stockholder’s tax basis in its Jupiter Wellness Common Stock will be decreased by the portion allocated to our Common Stock.

●	The receipt of cash in lieu of a fractional share of our Common Stock generally will be treated as a sale of the fractional share of our Common Stock, and a Jupiter Wellness stockholder will recognize gain or loss equal to the difference between the amount of cash received and the stockholder’s tax basis in the fractional share of our Common Stock, as determined above. The gain or loss will be long-term capital gain or loss if the holding period for the fractional share of our Common Stock, as determined above, is more than one year.

●	The Distribution will not be a taxable transaction to us or Jupiter Wellness. However, certain transactions related to the Distribution that are not expected to be addressed by the opinion could result in the recognition of income or gain by Jupiter Wellness.

If the Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, Jupiter Wellness would recognize taxable gain in an amount equal to the excess of the fair market value of our Common Stock distributed in the Distribution over Jupiter Wellness’ tax basis therein (i.e., as if it had sold such Common Stock in a taxable sale for its fair market value). In addition, the receipt by Jupiter Wellness stockholders of our Common Stock would be a taxable distribution, and each U.S. holder that receives our Common Stock in the Distribution would be treated as if the U.S. holder had received a distribution equal to the fair market value of our Common Stock that was distributed to it, which generally would be treated first as a taxable dividend to the extent of such holder’s pro rata share of the Jupiter Wellness earnings and profits, then as a non-taxable return of capital to the extent of the holder’s tax basis in its Jupiter Wellness Common Stock, and thereafter as capital gain with respect to any remaining value.

Even if the Distribution otherwise qualifies for tax-free treatment under the Code, the Distribution may be taxable to Jupiter Wellness and would result in a significant U.S. federal income tax liability to Jupiter Wellness (but not to the Jupiter Wellness stockholders) under Section 355(e) of the Code if the Distribution were deemed to be part of a plan (or a series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest, by vote or value, in Jupiter Wellness or us. For this purpose, any acquisitions of Jupiter Wellness stock or our stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although Jupiter Wellness or we may be able to rebut that presumption. The process for determining whether a prohibited acquisition has occurred under the rules described in this paragraph is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. Jupiter Wellness or we might inadvertently cause or permit a prohibited change in the ownership of Jupiter Wellness or us to occur, thereby triggering tax to Jupiter Wellness, which could have a material adverse effect. If such an acquisition of our stock or Jupiter Wellness’ stock triggers the application of Section 355(e) of the Code, Jupiter Wellness would recognize taxable gain equal to the excess of the fair market value of our Common Stock distributed in the Distribution over Jupiter Wellness’ tax basis therein, but the Distribution would be tax-free to each Jupiter Wellness stockholder. Please see “Certain Relationships and Related Party Transactions — Relationship Between Jupiter Wellness and Us” for a more detailed discussion of the separation agreement between Jupiter Wellness and us.

19

Payments of cash in lieu of a fractional share of our Common Stock made in connection with the Distribution may, under certain circumstances, be subject to backup withholding, unless a holder provides proof of an applicable exception or a correct taxpayer identification number, and otherwise complies with the applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided that the holder furnishes the required information to the IRS.

U.S. Treasury regulations require certain Jupiter Wellness stockholders with significant ownership in Jupiter Wellness that receive shares of our stock in the Distribution to attach to their U.S. federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show that the Distribution is tax-free under the Code. Upon request, Jupiter Wellness will provide its stockholders who receive our Common Stock pursuant to the Distribution with the information necessary to comply with such requirement.

A non-U.S. holder generally will be subject to U.S. federal income tax with respect to gain realized on a sale or other taxable disposition of our Common Stock if we are or have been a “United States real property holding corporation” (a “USRPHC”) within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or the holder’s holding period in our Common Stock. In general, we would be a USRPHC if “United States real property interests” (as defined in the Code and Treasury Regulations) constituted (by fair market value) at least half of our assets. We believe that we are not, and do not anticipate becoming, a USRPHC. However, because this belief is based on factual evaluations that are dependent upon a number of factors, some of which are beyond our control (including, for example, fluctuations in the value of our assets), there can be no assurance that we are not or will not become a USRPHC. Even if we were to be treated as a USRPHC, gain realized by a non-U.S. holder on a disposition of our Common Stock will not be subject to U.S. federal income tax so long as (i) the non-U.S. holder owned, directly, indirectly, or constructively, no more than five percent of our Common Stock at all times within the shorter of (x) the five-year period preceding the disposition or (y) the holder’s holding period and (ii) our Common Stock is “regularly traded” (as defined in the applicable Treasury Regulations) on an established securities market. There can be no assurance that our Common Stock will qualify as regularly traded for such purposes. The opinion and the above discussed consequences do not apply to the distribution of SRM Common Stock with respect to the July Warrants; holders of July Warrants should consult with their own tax advisors with respect to the consequences of the distribution.

EACH JUPITER WELLNESS STOCKHOLDER AND JULY WARRANT HOLDER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Listing and Trading of Our Common Stock

Currently, no public market exists for our Common Stock. We intend to apply to list our Common Stock for trading on Nasdaq under the symbol “[●].” No assurance can be given that our application will be approved.

Reason for Furnishing this Prospectus

This prospectus is being furnished by the Company and Jupiter Wellness for the sale of shares in the offering and to provide information to stockholders of Jupiter Wellness who will receive shares of our Common Stock in the Distribution. We and Jupiter Wellness will not update the information in this prospectus except in the normal course of our and Jupiter Wellness’ respective public disclosure obligations and practices.

20

RISK FACTORS

Investing in our Common Stock involves substantial risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in shares of our Common Stock. We describe below what we believe are currently the material risks and uncertainties we face, but they are not the only risks and uncertainties we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our Common Stock could decline and you could lose part or all of your investment.

Risks Related to Our Separation from Jupiter Wellness

The separation may not be successful.

Upon completion of this offering, we will be a stand-alone public company, although we will continue to be controlled by Jupiter Wellness.

The process of becoming a stand-alone public company may distract our management from focusing on our business and strategic priorities. Further, although we expect to have direct access to the debt and equity capital markets following this offering, we may not be able to issue debt or equity on terms acceptable to us or at all. Moreover, even with equity compensation tied to our business, we may not be able to attract and retain employees as desired.

We also may not fully realize the intended benefits of being a stand-alone public company if any of the risks identified in this “Risk Factors” section, or other events, were to occur. These intended benefits include improving the strategic and operational flexibility of both companies, increasing the focus of the management teams on their respective business operations, allowing each company to adopt the capital structure, investment policy and dividend policy best suited to its financial profile and business needs, and providing each company with its own equity currency to facilitate acquisitions and to better incentivize management. See the section titled “Certain Relationships and Related Party Transactions—Relationship with Jupiter Wellness.” If we do not realize these intended benefits for any reason, our business may be negatively affected. In addition, the separation could materially adversely affect our business, results of operations and financial condition.

As long as Jupiter Wellness controls us, your ability to influence matters requiring stockholder approval will be limited.

After this offering, Jupiter Wellness will own               shares of our Common Stock, representing approximately       % of the outstanding shares of our Common Stock (or      % if the underwriters exercise their option to purchase additional shares in full). For so long as Jupiter Wellness beneficially owns such a significant portion of our outstanding Common Stock Jupiter Wellness will have substantial ability to control the ability to pass matters requiring shareholder approval and Mr. John will continue to serve as Chairman of the board of directors and as Secretary of SRM, in addition to his role as Chief Executive Officer and Director of Jupiter Wellness. See the section titled “Directors.”

Jupiter Wellness’s ability to control our board of directors may make it difficult for us to recruit high-quality independent directors.

So long as Jupiter Wellness beneficially owns such a significant percentage of shares of our outstanding Common Stock Jupiter Wellness can effectively control and direct our board of directors and Mr. John will continue to serve as Chairman on the board of directors and as Secretary of SRM, in addition to his role as Chief Executive Officer and Director of Jupiter Wellness. Further, the interests of Jupiter Wellness and our other stockholders may diverge. Under these circumstances, persons who might otherwise accept our invitation to join our board of directors may decline.

21

Jupiter Wellness’s interests may conflict with our interests and the interests of our other stockholders. Conflicts of interest between us and Jupiter Wellness could be resolved in a manner unfavorable to us and our other stockholders.

Various conflicts of interest between us and Jupiter Wellness could arise. Brian John, who currently serves as CEO and Director of Jupiter Wellness also serves as Secretary and Chairman of the board of directors of SRM. Douglas McKinnon, who serves as CFO of Jupiter Wellness also serves as CFO of SRM. In addition, Christopher Marc Melton and Gary Herman each serve as a Director of Jupiter Wellness and SRM. Ownership interests of Mr. John, Mr. McKinnon, and Jupiter Wellness in our capital stock and ownership interests of our directors and officers in Jupiter Wellness capital stock, or service by an individual as either a director and/or officer of both companies, could create or appear to create potential conflicts of interest when such individuals are faced with decisions relating to us. These decisions could include:

●	corporate opportunities;

●	the impact that operating or capital decisions (including the incurrence of indebtedness) relating to our business may have on Jupiter Wellness’s consolidated financial statements and/or current or future indebtedness (including related covenants);

●	business combinations involving us;

●	our dividend and stock repurchase policies;

●	compensation and benefit programs and other human resources policy decisions;

●	management stock ownership;

●	the intercompany agreements and services between us and Jupiter Wellness, including the separation agreement relating to our separation from Jupiter Wellness;

●	the payment of dividends on our Common Stock; and

●	determinations with respect to our tax returns.

Potential conflicts of interest could also arise if we decide to enter into new commercial arrangements with Jupiter Wellness in the future or in connection with Jupiter Wellness’s desire to enter into new commercial arrangements with third parties. Additionally, Jupiter Wellness may be constrained by the terms of agreements relating to its indebtedness from taking actions, or permitting us to take actions that may be in our best interest.

Our amended and restated articles of incorporation will provide that, except as otherwise agreed to in writing by Jupiter Wellness and us, Jupiter Wellness will have no duty to refrain from engaging in the same or similar business activities or lines of business, doing business with any of our customers or employing or otherwise engaging or soliciting for employment any of our directors, officers or employees.

Our amended and restated articles of incorporation will also provide that in the event that a director or officer of the Company who is also a director or officer of Jupiter Wellness acquires knowledge of a potential corporate opportunity that may be a corporate opportunity for both the Company and Jupiter Wellness (excluding any corporate opportunity that was presented or became known to such director or officer solely in his or her capacity as a director or officer of the Company, as reasonably determined by such director or officer, unless the Company notifies such person that the Company does not intend to pursue such opportunity), such director or officer may present such opportunity to the Company or Jupiter Wellness or both, as such director or officer determines in his or her sole discretion, and that by doing so such person will have satisfied his or her duties to the Company and its stockholders. Our amended and restated articles of incorporation will provide that we renounce any interest in any such opportunity presented to Jupiter Wellness. These provisions create the possibility that a corporate opportunity of the Company may be used for the benefit of Jupiter Wellness. However, the corporate opportunity provisions in our amended and restated articles of incorporation will cease to apply and will have no further force and effect from and after the date that both (1) Jupiter Wellness ceases to own shares of our Common Stock representing at least 50% of the total voting power of our Common Stock and (2) no person who is a director or officer of the Company is also a director or officer of Jupiter Wellness.

Furthermore, disputes may arise between us and Jupiter Wellness relating to our past and ongoing relationships, and these potential conflicts of interest may make it more difficult for us to favorably resolve such disputes, including those related to:

●	tax, employee benefit, indemnification and other matters arising from the separation;

●	the nature, quality and pricing of services Jupiter Wellness agrees to provide to us; and

●	sales and other disposals by Jupiter Wellness of all or a portion of its ownership interest in us.

We will have a general policy that all material transactions with a related party, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, will be subject to prior review and approval by our Audit Committee and its independent members, who will determine whether such transactions or proposals are fair and reasonable to SRM and its stockholders. In general, potential related-party transactions will be identified by our management and discussed with our Audit Committee at its meetings.

22

However, we may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable to us than if we were dealing with an unaffiliated third party. While we are controlled by Jupiter Wellness, we may not have the leverage to negotiate amendments to our various agreements with Jupiter Wellness (if any are required) on terms as favorable to us as those we would negotiate with an unaffiliated third party.

The terms of the separation agreement that we intend to enter into with Jupiter Wellness   in connection with the separation may limit our ability to take certain actions, which may prevent us from pursuing opportunities to raise capital, acquire other businesses or provide equity incentives to our employees, which could impair our ability to grow.

The terms of the separation agreement that we intend to enter into with Jupiter Wellness in connection with the separation, may limit our ability to take certain actions, which could impair our ability to grow. The separation agreement will provide that, as long as Jupiter Wellness beneficially owns at least 50% of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, we will not (without Jupiter Wellness’s prior written consent) take certain actions, such as incurring additional indebtedness and acquiring businesses or assets or disposing of assets in excess of certain amounts. In addition, under current tax law, Jupiter Wellness must retain beneficial ownership of at least 80% of our combined voting power and 80% of each class of nonvoting capital stock, if any is outstanding, until immediately prior to the distribution of our stock then held by Jupiter Wellness to its stockholders in order for such distribution to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes. This may result in Jupiter Wellness not supporting transactions that we wish to pursue that involve issuing shares of our capital stock, including for capital-raising purposes, as consideration for an acquisition or as equity incentives to our employees. To preserve the tax-free treatment of the separation and distribution, the separation agreement will include certain covenants and restrictions to ensure that, until immediately prior to the distribution, Jupiter Wellness will retain beneficial ownership of at least 80% of our combined voting power and 80% of each class of nonvoting capital stock, if any is outstanding. See “—We may not be able to engage in desirable strategic or capital-raising transactions following the distribution.” Our inability to pursue such transactions could materially adversely affect our business, results of operations and financial condition.

If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Jupiter Wellness, SRM and SRM stockholders could be subject to significant tax liabilities, and, in certain circumstances, we could be required to indemnify Jupiter Wellness for material taxes and other related amounts pursuant to indemnification obligations.

Jupiter Wellness expects to obtain an opinion of counsel regarding qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion of counsel would be based upon and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of Jupiter Wellness and us, including those relating to the past and future conduct of Jupiter Wellness and us. If any of these representations, statements or undertakings are, or become, incomplete or inaccurate, or if we or Jupiter Wellness breach any of the respective covenants in any of the separation-related agreements, the opinion of counsel could be invalid and the conclusions reached therein could be jeopardized.

Notwithstanding any opinion of counsel, the Internal Revenue Service (the “IRS”) could determine that the distribution, together with certain related transactions, should be treated as a taxable transaction if it were to determine that any of the facts, assumptions, representations, statements or undertakings upon which any opinion of counsel was based were false or had been violated, or if it were to disagree with the conclusions in any opinion of counsel. Any opinion of counsel would not be binding on the IRS or the courts, and we cannot assure that the IRS or a court would not assert a contrary position. Jupiter Wellness has not requested, and does not intend to request, a ruling from the IRS with respect to the treatment of the distribution or certain related transactions for U.S. federal income tax purposes.

If the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, Jupiter Wellness would recognize taxable gain as if it had sold our Common Stock in a taxable sale for its fair market value, and Jupiter Wellness stockholders who receive shares of our Common Stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

23

We intend to agree in the separation agreement to indemnify Jupiter Wellness for any taxes (and any related costs and other damages) resulting from the separation and distribution, and certain other related transactions, to the extent such amounts were to result from (i) an acquisition after the distribution of all or a portion of our equity securities, whether by merger or otherwise (and regardless of whether we participated in or otherwise facilitated the acquisition), (ii) other actions or failures to act by us or (iii) any of the representations or undertakings contained in any of the separation-related agreements or in the documents relating to the opinion of counsel being incorrect or violated. Any such indemnity obligations could be material.

We may not be able to engage in desirable strategic or capital-raising transactions following the distribution.

Under current law, a distribution that would otherwise qualify as a tax-free transaction, for U.S. federal income tax purposes, under Section 355 of the Code can be rendered taxable to the parent corporation and its stockholders as a result of certain post-distribution acquisitions of shares or assets of the distributed corporation. For example, such a distribution could result in taxable gain to the parent corporation under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquired, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in the distributed corporation.

To preserve the tax-free treatment of the separation and distribution, and in addition to our expected indemnity obligation described above, we intend to agree in the separation agreement to restrictions that address compliance with Section 355 of the Code (including Section 355(e) of the Code). These restrictions could limit our ability to pursue certain strategic transactions, equity issuances or repurchases or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business.

We have no operating history as a stand-alone public company, and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical financial information we have included in this prospectus does not reflect, and the pro forma financial information included in this prospectus may not reflect, what our financial condition, results of operations or cash flows would have been had we been a stand-alone entity during the historical periods presented, or what our financial condition, results of operations or cash flows will be in the future as an independent entity.

The pro forma condensed combined financial information included in this prospectus includes adjustments based upon available information we believe to be reasonable. However, the assumptions may change and actual results may differ. In addition, we have not made pro forma adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our transition to becoming a public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company. For additional information about the basis of presentation of our pro forma financial information and historical financial information included in this prospectus, see the sections titled “Selected Combined Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Statements.”

If Jupiter Wellness experiences a change in control, our current plans and strategies could be subject to change.

As long as Jupiter Wellness controls us, it will have significant influence over our plans and strategies, including strategies relating to marketing and growth. In the event Jupiter Wellness experiences a change in control, a new Jupiter Wellness owner may attempt to cause us to revise or change our plans and strategies, as well as the agreements between Jupiter Wellness and us, described in this prospectus. A new owner may also have different plans with respect to the contemplated distribution of our Common Stock to Jupiter Wellness stockholders, including not effecting such a distribution.

24

The assets and resources that we acquire from Jupiter Wellness in the separation may not be sufficient for us to operate as a stand-alone company, and we may experience difficulty in separating our assets and resources from Jupiter Wellness.

Because we have not operated as an independent company in the past, we will need to acquire assets in addition to those contributed by Jupiter Wellness and its subsidiaries to us and our subsidiaries in connection with our separation from Jupiter Wellness. We may also face difficulty in separating our assets from Jupiter Wellness’s assets and integrating newly acquired assets into our business. Our business, financial condition and results of operations could be harmed if we fail to acquire assets that prove to be important to our operations or if we incur unexpected costs in separating our assets from Jupiter Wellness’s assets or integrating newly acquired assets.

The services that Jupiter Wellness provides to us may not be sufficient to meet our needs, which may result in increased costs and otherwise adversely affect our business.

Pursuant to the separation agreement, we expect Jupiter Wellness to continue to provide us with corporate and shared services for a transitional period related to corporate functions, such as executive oversight, risk management, information technology, accounting, audit, legal, investor relations, tax, treasury, shared facilities, engineering, operations, customer support, human resources and employee benefits, sales and sales operations and other services in exchange for the fees specified in the separation agreement between us and Jupiter Wellness. Jupiter Wellness will not be obligated to provide these services in a manner that differs from the nature of the services provided to the SRM business during the 12-month period prior to the separation, and thus we may not be able to modify these services in a manner desirable to us as a stand-alone public company. Further, if we no longer receive these services from Jupiter Wellness due to the termination of the separation agreement or otherwise, we may not be able to perform these services ourselves and/or find appropriate third party arrangements at a reasonable cost (and any such costs may be higher than those charged by Jupiter Wellness). See the section titled “Certain Relationships and Related Party Transactions—Relationship with Jupiter Wellness.”

Our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our shared services and other intercompany agreements with Jupiter Wellness.

As an operating segment of Jupiter Wellness, we relied on administrative and other resources of Jupiter Wellness, including information technology, accounting, finance, human resources and legal services, to operate our business. In connection with this offering, we will enter into various service agreements to retain the ability for specified periods to use these Jupiter Wellness resources. See the section titled “Certain Relationships and Related Party Transactions.” These services may not be provided at the same level as when we were a business segment within Jupiter Wellness, and we may not be able to obtain the same benefits that we received prior to this offering. These services may not be sufficient to meet our needs, and after our agreements with Jupiter Wellness expire (which will generally occur within 18 months following the completion of this offering), we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have with Jupiter Wellness. We will need to create our own administrative and other support systems or contract with third parties to replace Jupiter Wellness’s systems. In addition, we have received informal support from Jupiter Wellness, which may not be addressed in the separation agreement we will enter into with Jupiter Wellness, and the level of this informal support may diminish as we become a more independent company. Any failure or significant downtime in our own administrative systems or in Jupiter Wellness’s administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.

After this offering, we will be a smaller company relative to Jupiter Wellness, which could result in increased costs in our supply chain and in general because of a decrease in our purchasing power. We may also experience decreased revenue due to difficulty maintaining existing customer relationships and obtaining new customers.

Prior to this offering, we were able to take advantage of Jupiter Wellness’s size and purchasing power in procuring goods, technology and services, including employee benefit support and audit and other professional services. In addition, as a segment of Jupiter Wellness, we were able to leverage Jupiter Wellness’s size and purchasing power to bargain with suppliers of our components and our ODMs. We are a smaller company than Jupiter Wellness, and we cannot assure you that we will have access to financial and other resources comparable to those available to us prior to this offering. As a stand-alone company, we may be unable to obtain office space, goods, technology and services in general, as well as components and services that are part of our supply chain, at prices or on terms as favorable as those available to us prior to this offering, which could increase our costs and reduce our profitability. Our future success depends on our ability to maintain our current relationships with existing customers, and we may have difficulty attracting new customers.

The insurance that we maintain may not fully cover all potential exposures.

We maintain liability insurance but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We are potentially at risk if one or more of our insurance carriers fail. Additionally, severe disruptions in the domestic and global financial markets could adversely impact the ratings and survival of some insurers. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

25

Jupiter Wellness has agreed to indemnify us for certain liabilities. However, we cannot assure that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that Jupiter Wellness’s ability to satisfy its indemnification obligation will not be impaired in the future.

Pursuant to the separation agreement and certain other agreements with Jupiter Wellness, Jupiter Wellness has agreed to indemnify us for certain liabilities. The separation agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Jupiter Wellness’s business with Jupiter Wellness. See the section titled “Certain Relationships and Related Party Transactions—Separation Agreement—Indemnification.” We anticipate that, under the separation agreement, each party, in its capacity as a licensee, will indemnify the other party, in its capacity as a licensor, and its directors, officers, agents, successors and subsidiaries against any losses suffered by such indemnified party as a result of the indemnifying party’s practice of the intellectual property licensed to such indemnifying party. See the section titled “Certain Relationships and Related Party Transactions—Separation Agreement.” We also anticipate that, under the separation agreement, each party will be liable for, and indemnify the other party and its subsidiaries from and against any liability for, taxes that are allocated to the indemnifying party. In addition, we intend to agree in the separation agreement that each party will generally be responsible for any taxes and related amounts imposed on us or Jupiter Wellness as a result of the failure of the distribution, together with certain related transactions, to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations or covenants made by that party in the separation agreement. See the section titled “Certain Relationships and Related Party Transactions—Separation Agreement.” The separation agreement will generally provide that the applicable service recipient indemnifies the applicable service provider for liabilities that such service provider incurs arising from the provision of services other than liabilities arising from such service provider’s gross negligence, bad faith or willful misconduct or material breach of the separation agreement, and that the applicable service provider indemnifies the applicable service recipient for liabilities that such service recipient incurs arising from such service provider’s gross negligence, bad faith or willful misconduct or material breach of the separation agreement. See the section titled “Certain Relationships and Related Party Transactions—Separation agreement.”

Certain contracts used in our business will need to be replaced, or assigned from Jupiter Wellness or its affiliates to SRM in connection with the separation, which may require the consent of the counterparty to such an assignment, and failure to obtain such replacement contracts or consents could increase SRM’s expenses or otherwise adversely affect our results of operations.

Our separation from Jupiter Wellness requires us to replace shared contracts and, with respect to certain contracts that are to be assigned from Jupiter Wellness or its affiliates to us or our affiliates, to obtain consents and assignments from third parties. It is possible that, in connection with the replacement or consent process, some parties may seek more favorable contractual terms from SRM. If we are unable to obtain such replacement contracts or consents, as applicable, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to SRM as part of the separation. If SRM is unable to obtain such replacement contracts or consents, the loss of these contracts could increase SRM’s expenses or otherwise materially adversely affect our business, results of operations and financial condition.

26

Some of our directors and executive officers own Jupiter Wellness Common Stock, restricted shares of Jupiter Wellness Common Stock or options to acquire Jupiter Wellness Common Stock and hold positions with Jupiter Wellness, which could cause conflicts of interest, or the appearance of conflicts of interest, that result in our not acting on opportunities we otherwise may have.

Some of our directors and executive officers own Jupiter Wellness Common Stock, restricted shares of Jupiter Wellness stock or options to purchase Jupiter Wellness Common Stock.

Ownership of Jupiter Wellness Common Stock, restricted shares of Jupiter Wellness Common Stock and options to purchase Jupiter Wellness Common Stock by our directors and executive officers after this offering and the presence of executive officers or directors of Jupiter Wellness on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and Jupiter Wellness that could have different implications for Jupiter Wellness than they do for us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between Jupiter Wellness and us regarding terms of the separation agreement governing the separation and the relationship between Jupiter Wellness and us thereafter. Potential conflicts of interest could also arise if we enter into commercial arrangements with Jupiter Wellness in the future. As a result of these actual or apparent conflicts of interest, we may be precluded from pursuing certain growth initiatives.

We may have received better terms from unaffiliated third parties than the terms we will receive in the agreements that we intend to enter into with Jupiter Wellness.

The agreements that we intend to enter into with Jupiter Wellness in connection with the separation, including the separation agreement with respect to Jupiter Wellness’s continuing ownership of our Common Stock, were prepared in the context of the separation while we were still a wholly owned subsidiary of Jupiter Wellness. See the section titled “Certain Relationships and Related Party Transactions—Relationship with Jupiter Wellness.” Accordingly, during the period in which the terms of those agreements were prepared, we did not have an independent board of directors or a management team that was independent of Jupiter Wellness. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties.

Risks Related to Our Business

We expect our results of operations to fluctuate on a quarterly and annual basis, which could cause our stock price to fluctuate or decline.

Our results of operations are difficult to predict and may fluctuate substantially from quarter-to-quarter or year-to-year for a variety of reasons, many of which are beyond our control. If our actual results were to fall below our estimates or the expectations of public market analysts or investors, our quarterly and annual results would be negatively impacted and the price of our stock could decline. Other factors that could affect our quarterly and annual operating results include, but are not limited to:

●	changes in the pricing policies of, or the introduction of new products by, us or our competitors;

●	introductions of new technologies and changes in consumer preferences that result in either unanticipated or unexpectedly rapid product category shifts;

●	slow or negative growth in the toy, souvenir, theme park, and related markets;

●	seasonal shifts in end-market demand for our products;

●	delays in the introduction of new products by us or market acceptance of these products;

●	unanticipated decreases or delays in purchases of our products by our significant retailers, distributors and other channel partners;

●	supply constraints from our vendors;

27

●	unanticipated increases in costs, including air freight, associated with shipping and delivery of our products;

●	the inability to maintain stable operations by our suppliers and other parties with whom we have commercial relationships;

●	discovery of security vulnerabilities in our products, services or systems, leading to negative publicity, decreased demand or potential liability;

●	foreign currency exchange rate fluctuations in the jurisdictions where we transact sales and expenditures in local currency;

●	excess levels of inventory and low turns;

●	changes in or consolidation of our sales channels and wholesale distributor relationships or failure to manage our sales channel inventory and warehousing requirements;

●	delay or failure to fulfill orders for our products on a timely basis;

●	delay or failure of our retailers, distributors and other channel partners to purchase at their historic volumes or at the volumes that they or we forecast;

●	changes in tax rates or adverse changes in tax laws that expose us to additional income tax liabilities;

●	changes in U.S. and international tax policy, including changes that adversely affect customs, tax or duty rates, as well as income tax legislation and regulations that affect the countries where we conduct business;

●	operational disruptions, such as transportation delays or failure of our order processing system, particularly if they occur at the end of a fiscal quarter;

●	disruptions or delays related to our financial and enterprise resource planning systems;

●	our inability to accurately forecast product demand, resulting in increased inventory exposure;

●	allowance for doubtful accounts exposure with our existing retailers, distributors and other channel partners and new retailers, distributors and other channel partners, particularly as we expand into new international markets;

●	geopolitical disruption, including sudden changes in immigration policies, leading to disruption in our workforce or delay or even stoppage of our operations in manufacturing, transportation, technical support and research and development;

●	terms of our contracts with channel partners or suppliers that cause us to incur additional expenses or assume additional liabilities;

●	an increase in price protection claims, redemptions of marketing rebates, product warranty and stock rotation returns or allowance for doubtful accounts;

●	litigation involving alleged patent infringement;

●	epidemic or widespread product failure, or unanticipated safety issues, in one or more of our products;

●	failure to effectively manage our third-party customer support partners, which may result in customer complaints and/or harm to the SRM brand;

●	our inability to monitor and ensure compliance with our code of ethics, our anti-corruption compliance program and domestic and international anti-corruption laws and regulations, whether in relation to our employees or with our suppliers or retailers, distributors or other channel partners;

●	labor unrest at facilities managed by our third-party manufacturers;

●	workplace or human rights violations in certain countries in which our third-party manufacturers or suppliers operate, which may affect the SRM brand and negatively affect our products’ acceptance by consumers;

●	unanticipated shifts or declines in profit by geographical region that would adversely impact our tax rate;

●	failure to implement and maintain the appropriate internal controls over financial reporting, which may result in restatements of our financial statements; and

●	any changes in accounting rules.

As a result, period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on them as an indication of our future performance.

28

The occurrence of the COVID- 19 pandemic may negatively affect our operations depending on the severity and longevity of the pandemic.

On March 11, 2020, the World Health Organization declared the outbreak of a respiratory disease caused by a new novel coronavirus (“COVID-19”) as a pandemic. As of the date of this prospectus, the COVID-19 outbreak created significant impacts, including impairments, to our operations and financial statements because of theme park closures. However, the long-term impact of the COVID-19 outbreak on our results of operations, financial position and cash flows will depend on future developments, including the duration and spread of the outbreak and related advisories and restrictions. These developments and the impact of COVID-19 on the financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, our results of operations, financial position and cash flows may be materially adversely affected. We are not able to estimate the duration of the pandemic and potential impact on our business if disruptions or delays in business developments and shipments of product occur. In addition, a severe prolonged economic downturn could result in a variety of risks to our business, including a decreased ability to raise capital when and if needed on acceptable terms, if at all.

Our use of third-party manufacturers to produce our products presents risks to our business.

We use third-party manufacturers to manufacture all of our products, and have historically concentrated production with a small number of manufacturers and factories. As a result, the loss or unavailability of one of our manufacturers or one of the factories in which our products are produced, even on a temporary basis, could have a negative impact on our business, financial condition and results of operations. This risk is exacerbated by the fact that we do not have long-term contracts with our manufacturers. While we believe our external sources of manufacturing could be shifted, if necessary, to alternative sources of supply, we would require a significant period of time to make such a shift. We may also be required to seek out additional manufacturers in response to increased demand for our products, as our current manufacturers may not have the capacity to increase production. If we were prevented from or delayed in obtaining a material portion of the products produced by our manufacturers, or if we were required to shift manufacturers (assuming we would be able to do so), our sales and profitability could be significantly reduced.

In addition, while we require that our products supplied by third-party manufacturers be produced in compliance with all applicable laws and regulations, and we have the right to monitor compliance by our third-party manufacturers with our manufacturing requirements and to oversee the quality control process at our manufacturers’ factories, there is always a risk that one or more of our third-party manufacturers will not comply with our requirements, and that we will not immediately discover such non-compliance. Any failure of our third-party manufacturers to comply with such requirements in manufacturing products for us could result in damage to our reputation, harm our brand image and sales of our products and potentially create liability for us.

Monitoring compliance by independent manufacturers is complicated by the fact that expectations of ethical business practices continually evolve, may be substantially more demanding than applicable legal requirements and are driven in part by legal developments and by diverse groups active in publicizing and organizing public responses to perceived ethical shortcomings. Accordingly, we cannot predict how such expectations might develop in the future and cannot be certain that our manufacturing requirements, even if complied with, would satisfy all parties who are active in monitoring and publicizing perceived shortcomings in labor and other business practices worldwide.

Additionally, the third-party manufacturers that produce most of our products are located in China. As a result, we are subject to various risks resulting from our international operations.

29

High levels of competition and low barriers to entry make it difficult to achieve, maintain, or build upon the success of SRM’s brands, products, and product lines.

SRM faces competitors who are also constantly monitoring and attempting to anticipate consumer tastes, seeking ideas which will appeal to consumers, and introducing new products that compete with SRM’s products. In addition, competition for access to entertainment properties has and may continue to lessen SRM’s ability to secure, maintain, and renew popular licenses to entertainment products developed by other parties and licensed to SRM, or require SRM to pay licensors higher royalties and higher minimum guaranteed payments to obtain or retain these licenses. As a licensee of entertainment properties, SRM has no guarantee that a particular property or brand will translate into a successful toy, game, or other product. In addition, the barriers to entry for new participants in the toy products industry and entertainment industry are low. In a very short period of time, new market participants with a popular product idea or entertainment property can become a significant source of competition for SRM and its products. Reduced demand for SRM’s brands, products, and product lines as a result of these factors may adversely affect SRM’s business, financial condition, and results of operations. Some of our competitors may have greater resources than the Company. In order to compete successfully, SRM may have to lower prices and increase marketing expenses which could result in reduced margins.

SRM is not always able to successfully identify and/or satisfy consumer preferences, which could cause its business, financial condition, and results of operations to be adversely affected.

SRM’s business and operating results depend largely upon the appeal of its products, driven by both innovation and marketing. Consumer preferences are continuously changing. SRM is not always able to identify trends in consumer preferences or identify and satisfy consumer preferences in a timely manner. Significant, sudden shifts in demand are caused by popular toys which steer trends, which are often unpredictable. SRM offers a diverse range of products for all ages and families that includes, among others, toys for toddlers and preschoolers, toys for school-aged children, toys for all ages, and media-driven products. SRM competes domestically and internationally with a wide range of large and small manufacturers, marketers, and sellers of toys, and consumer goods, as well as retailers, which means that SRM’s market position is always at risk. SRM’s ability to maintain its current product sales and increase its product sales or establish product sales with new, innovative toys, depends on SRM’s ability to satisfy play preferences, enhance existing products, develop and introduce new products, and achieve market acceptance of these products. These challenges are intensifying due to trends towards shorter life cycles for individual toy products, the phenomenon of children outgrowing traditional toys at younger ages, an increasing use of more sophisticated technology in toys, and an evolving path to purchase.

General economic conditions may have an adverse impact on our business, financial condition or results of operations.

Our results can be impacted by a number of macroeconomic factors, including but not limited to consumer confidence and spending levels, tax rates, unemployment, consumer credit availability, raw materials costs, pandemics (such as the ongoing COVID-19 pandemic) and natural disasters, fuel and energy costs (including oil prices), and credit market conditions. The COVID-19 pandemic has severely impacted and will likely continue to impact many of these factors. A general economic slowdown or recession resulting in a decrease in discretionary spending could adversely affect the frequency with which guests choose to visit our parks and the amount that our guests spend when they visit.

30

Additionally, difficult economic conditions throughout the world, including global supply chain issues, could impact our ability to obtain supplies, services and credit as well as the ability of third parties to meet their obligations to us, including, for example, manufacturers’ ability to supply rides, payment of claims by our insurance carriers, funding of our lines of credit, or payment by our international agreement partner. Changes in exchange rates for foreign currencies could increase our labor and supply costs or reduce the U.S. dollar value of revenue we earn in other markets, including, but not limited to, Beijing, Japan, and Europe.

In addition, availability of our products from third-party manufacturers and our ability to distribute our products into non-U.S. jurisdictions may be impacted by factors such as an increase in duties, tariffs or other restrictions on trade; raw material shortages, work stoppages, strikes and political unrest; economic crises and international disputes or conflicts; changes in leadership and the political climate in countries from which we import products; and failure of the United States to maintain normal trade relations with China and other countries. While China currently enjoys “most favored nation” trading status with the United States, the ability of the United States to revoke that status and to impose higher tariffs on products imported from China, could materially adversely affect our business, results of operations and financial condition.

Failure to successfully implement new initiatives or meet product introduction schedules can have an adverse effect on SRM’s business, financial condition, and results of operations.

SRM has in the past announced, and in the future may announce, initiatives to reduce its costs, optimize its manufacturing footprint, increase its efficiency, improve the execution of its core business, globalize and extend SRM’s brands, catch new trends, create new brands, offer new innovative products and improve existing products, enhance product safety, develop people, improve productivity, simplify processes, and maintain customer service levels, as well as initiatives designed to drive sales growth, capitalize on SRM’s scale advantage, and improve its supply chain. These initiatives involve investment of capital and complex decision-making as well as extensive and intensive execution, and the success of these initiatives is not assured. Failure to achieve any of these initiatives could harm SRM’s business, financial condition, and results of operations.

From time to time, SRM anticipates introducing new products, product lines, or brands at a certain time in the future. There is no guarantee that SRM will be able to manufacture, source, ship, and distribute new or continuing products in a timely manner and on a cost-effective basis. Unforeseen delays or difficulties in the development process or significant increases in the planned cost of development for new SRM products may cause the introduction date for products to be later than anticipated or, in some situations, may cause a product or new product introduction to be discontinued. Failure to successfully implement any of these initiatives or launches, or the failure of any of these initiatives or launches to produce the results anticipated by management, could have an adverse effect on SRM’s business, financial condition, and results of operations.

Bad or extreme weather conditions and forecasts of bad or mixed weather conditions, which may be due to climate change, can adversely impact attendance at parks where our products are sold.

Because most of our products are sold at parks, and attendance at parks may be adversely affected by bad or extreme weather conditions and forecasts that may be a result of climate change, such bad or extreme weather conditions and forecasts may negatively affect our revenues. The effects of bad weather on attendance can be more pronounced at waterparks. We believe our operating results in certain years were adversely affected by abnormally hot, cold and/or wet weather in a number of our major U.S. markets. In addition, since a number of products are featured in parks geographically concentrated in portions of the United States, a weather pattern that affects those respective areas could adversely affect a number of our parks and disproportionately impact our results of operations. Bad weather and forecasts of bad weather on weekends, holidays or other peak periods will typically have a greater negative impact on our revenues and could disproportionately impact our results of operations.

31

SRM’s business is highly seasonal, and its operating results depend, in large part, on sales during the relatively brief traditional holiday season. Events that disrupt SRM’s business during its peak demand times can adversely and disproportionately affect SRM’s business, financial condition, and results of operations.

SRM’s business is subject to risks associated with the underproduction of popular toys and the overproduction of toys that are less popular with consumers. SRM attempts to manage their inventories tightly, which requires SRM to ship products closer to the expected date SRM sells the products to consumers. This in turn results in shorter lead times for production. These factors may decrease sales or increase the risks that SRM may not be able to meet demand for certain products at peak demand times or that SRM’s own inventory levels may be adversely impacted by the need to pre-build products before orders are placed.

In addition, as a result of the seasonal nature of SRM’s business, SRM may be adversely affected, in a manner disproportionate to the impact on a company with sales spread more evenly throughout the year, by unforeseen events, such as public health crises and pandemics, terrorist attacks, economic shocks, severe weather due to climate change or otherwise, earthquakes or other catastrophic events, that harm the retail environment or consumer buying patterns during its key selling season, or by events, such as strikes, disruptions in transportation, or port delays, that interfere with the manufacture or shipment of goods during the critical months leading up to the purchasing season.

We could be subject to future product liability suits or product recalls which could have a significant adverse effect on our financial condition and results of operations.

As a company that designs and sells consumer products, we may be subject to product liability suits or involuntary product recalls, or may choose to voluntarily conduct a product recall. While costs associated with product liability claims and product recalls have generally not been material to our business, the costs associated with future product liability claims or product recalls in any given fiscal year, individually or in the aggregate, could be significant. In addition, any product recall, regardless of the direct costs of the recall, could harm consumer perceptions of our products, subject us to additional government scrutiny, divert development and management resources, adversely affect our business operations and otherwise put us at a competitive disadvantage compared to other companies in our industry, any of which could have a significant adverse effect on our financial condition and results of operations.

SRM’s business depends in large part on the success of its vendors and outsourcers, and SRM’s brands and reputation are subject to harm from actions taken by third parties that are outside SRM’s control. In addition, any significant failure, inadequacy, or interruption from such vendors or outsourcers could harm SRM’s ability to effectively operate its business.

As a part of its efforts to cut costs, achieve better efficiencies, and increase productivity and service quality, SRM relies significantly on vendor and outsourcing relationships with third parties for services and systems including manufacturing, transportation, logistics, and information technology. Any shortcoming of a SRM vendor or outsourcer, particularly an issue affecting the quality of these services or systems, results in risk of damage to SRM’s reputation and brand value, and potentially adverse effects to SRM’s business, financial condition, and results of operations. In addition, problems with transitioning these services and systems to, or operating failures with, these vendors and outsourcers cause delays in product sales and reduce the efficiency of SRM’s operations, and significant capital investments could be required to remediate the problem.

SRM depends on key personnel and may not be able to hire, retain, and integrate sufficient qualified personnel to maintain and expand its business.

SRM’s future success depends partly on the continued contribution of key executives, designers, and technical, sales, marketing, manufacturing, entertainment, and other personnel. The loss of services of any of SRM’s key personnel could harm SRM’s business. Recruiting and retaining skilled personnel is costly and highly competitive. In addition, changes to SRM’s current and future work environments may not meet the needs or expectations of its employees or be perceived as less favorable compared to other companies’ policies, which could negatively impact SRM’s ability to hire and retain qualified personnel. If SRM fails to retain, hire, train, and integrate qualified employees and contractors, SRM may not be able to maintain or expand its business.

The loss of any member of our senior management team, or of any other key employees, or the inability to successfully complete planned management transitions, could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

We will share certain key directors and officers with Jupiter Wellness, which means those officers will not devote their full time and attention to our affairs and the overlap may give rise to conflicts.

There is an overlap between certain key directors and officers of the Company and of Jupiter Wellness. Brian John currently serves as Chief Executive Officer and Director of Jupiter Wellness and Secretary and Chairman of SRM. Mr. Douglas McKinnon currently serves as Chief Financial Officer of Jupiter Wellness and Chief Financial Officer of SRM. As a result, not all of our executive officers will be devoting their full time and attention to the Company’s affairs. In addition to Mr. John, two other members of our Board, Christopher Marc Melton and Gary Herman each serve as a Director of Jupiter Wellness and SRM. The Overlap Persons may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. In addition, after the Distribution, certain of our directors and officers will continue to own stock and/or stock options or other equity awards of Jupiter Wellness. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our Company and Jupiter Wellness. See “Certain Relationships and Related Party Transactions” for additional information.

32

Failure to keep pace with developments in technology could adversely affect our operations or competitive position.

The theme park and waterpark industry demands the use of sophisticated technology and systems for operation of our parks, ticket, membership and season pass sales and management, and labor and inventory management. Information technology systems continue to evolve and, in order to remain competitive, we must implement new technologies and systems in a timely and efficient manner. The development and maintenance of these technologies may require significant investment by us and we may not achieve the anticipated benefits from such new developments or upgrades.

Increases in labor costs and employee health and welfare benefits could have a negative impact on our cash flows, financial condition, and results of operations.

Labor is a primary component in the cost of operating our business. We devote significant resources to recruiting and training our employees in order to meet our guests’ high expectations for service. Wage and benefit increases to attract and retain employees in a tight labor market have driven-up labor costs. These increased costs pressure our margins and could have a negative impact on our financial results. Our ability to control labor costs is subject to numerous external factors, including market pressures with respect to prevailing wage rates, unemployment levels, and health and other insurance costs, as well as the impact of legislation or regulations governing labor relations, minimum wage, and healthcare benefits. Further legislative changes or competitive wage rates could continue to increase these expenses in the future.

Disruptions in SRM’s manufacturing operations or supply chain due to political instability, civil unrest, or disease could adversely affect SRM’s business, financial position, sales, and results of operations.

SRM primarily utilizes third-party manufacturers and suppliers throughout Asia. The risk of political instability and civil unrest exists in certain of these countries, which could temporarily or permanently damage the manufacturing operations of SRM and/or its third-party manufacturers located there. Outbreaks of communicable diseases have also been known to occur in these countries. For example, the COVID-19 pandemic began in Wuhan, Hubei Province, China and has caused supply chain disruption for SRM, its suppliers, and its customers that contributed to lower net sales in the first half of 2020 and may cause lower net sales to the extent they remain issues in the future. Other disruptions from public health crises such as these result from, among other things, workers contracting diseases, restrictions on factory openings, restrictions on travel, restrictions on shipping, and the closure of critical infrastructure. The design, development, and manufacture of SRM’s products could suffer if SRM’s employees or the employees of its third-party manufacturers or their suppliers contract communicable diseases, or if SRM, SRM’s third-party manufacturers, or their suppliers are adversely affected by other impacts of such diseases. In addition, the contingency plans SRM has developed to help mitigate the impact of disruptions in its manufacturing operations and supply chain may not prevent its business, financial position, sales, and results of operations from being adversely affected by a significant disruption to its manufacturing operations or suppliers.

We depend on large, recurring purchases from certain significant retailers, distributors and other channel partners, and a loss, cancellation or delay in purchases by these channel partners could negatively affect our revenue.

The loss of recurring orders from any of our more significant retailers, distributors and other channel partners could cause our revenue and profitability to suffer. Our ability to attract new retailers, distributors and other channel partners will depend on a variety of factors, including the cost-effectiveness, reliability, scalability, breadth and depth of our products. In addition, a change in the mix of our retailers, distributors and other channel partners, or a change in the mix of direct and indirect sales, could adversely affect our revenue and gross margin.

33

Although our financial performance may depend on large, recurring orders from certain retailers, distributors and other channel partners, we do not generally have binding commitments from them. For example:

●	our channel partner agreements generally do not require minimum purchases;

●	our retailers, distributors and other channel partners can stop purchasing and stop marketing our products at any time; and

●	our channel partner agreements generally are not exclusive.

Because our expenses are based on our revenue forecasts, a substantial reduction or delay in sales of our products to, or unexpected returns from, channel partners, or the loss of any significant channel partners, could materially adversely affect our business, results of operations and financial condition. Although our largest channel partners may vary from period to period, we anticipate that our results of operations for any given period will continue to depend on large orders from a small number of channel partners.

SRM relies extensively on information technology in its operations, and any material failure, inadequacy, interruption, or security breach of that technology could have an adverse effect on its business, financial condition, and results of operations.

SRM relies extensively on information technology systems across its operations, including for management of its supply chain, sale and delivery of its products and services, reporting its results and various other processes and transactions. Many of these systems are managed by third-party service providers. SRM uses third-party technology and systems for a variety of reasons, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support, and other functions. A small and growing volume of SRM’s consumer products and services are web-based, and some are offered in conjunction with business partners or such third-party service providers. SRM’s ability to effectively manage its business and coordinate the production, distribution, and sale of its products and services depends significantly on the reliability and capacity of these systems and third-party service providers.

SRM faces risks related to protecting its proprietary intellectual property and information and is subject to third-party claims that SRM is infringing on their intellectual property rights, either of which could adversely affect SRM’s business, financial condition, and results of operations.

The value of SRM’s business depends on its ability to protect its intellectual property and information, including its trademarks, trade names, copyrights, patents, trade secrets, and rights under intellectual property license agreements and other agreements with third parties, in the United States and around the world, as well as its customer, employee, and consumer data. From time to time, third parties may in the future try to challenge, SRM’s ownership of its intellectual property in the United States and around the world. Responding to any infringement claim, regardless of its validity, may be costly and time-consuming and may divert management and key personnel from business operations. Findings of infringement on the intellectual property rights of any third party by SRM, its distributors, its licensors, or its manufacturers may require obtaining a license to use those rights, which may not be obtainable on reasonable terms, if at all.

In addition, SRM’s business is subject to the risk of third parties counterfeiting its products or infringing on its intellectual property rights. The steps SRM has taken may not prevent unauthorized use of its intellectual property, particularly in foreign countries where the laws may not protect its intellectual property as fully as in the United States. SRM may resort to litigation to protect its intellectual property rights, which could result in substantial costs and diversion of resources. SRM’s failure to protect its proprietary intellectual property and information, including with respect to any successful challenge to SRM’s ownership of its intellectual property or significant infringements of its intellectual property, could have an adverse effect on SRM’s business, financial condition, and results of operations.

We rely on a combination of copyright, trademark, patent and trade secret laws, nondisclosure agreements with employees, consultants and suppliers and other contractual provisions to establish, maintain and protect our intellectual property and technology. Despite efforts to protect our intellectual property, unauthorized third parties may attempt to design around, copy aspects of our product design or obtain and use technology or other intellectual property associated with our products. Furthermore, our competitors may independently develop similar technology or design around our intellectual property. Our inability to secure and protect our intellectual property rights could materially adversely affect our brand and business, results of operations and financial condition.

34

If disruptions in our transportation network occur or our shipping costs substantially increase, we may be unable to sell or timely deliver our products, and our operating expenses could increase.

We are highly dependent upon the transportation systems we use to ship our products, including surface and air freight. Our attempts to closely match our inventory levels to our product demand intensify the need for our transportation systems to function effectively and without delay. On a quarterly basis, our shipping volume also tends to steadily increase as the quarter progresses, which means that any disruption in our transportation network in the latter half of a quarter will likely have a more material effect on our business than at the beginning of a quarter.

The transportation network is subject to disruption or congestion from a variety of causes, including labor disputes or port strikes, acts of war or terrorism, natural disasters and congestion resulting from higher shipping volumes. Labor disputes among freight carriers and at ports of entry are common, particularly in Europe, and we expect labor unrest and its effects on shipping our products to be a continuing challenge for us. A port worker strike, work slow-down or other transportation disruption in Asia and the United States, where we import our products to fulfill our orders, could significantly disrupt our business. Our international freight is regularly subjected to inspection by governmental entities. If our delivery times increase unexpectedly for these or any other reasons, our ability to deliver products on time would be materially adversely affected and result in delayed or lost revenue as well as customer imposed penalties. In addition, if increases in fuel prices occur, our transportation costs would likely increase. Moreover, the cost of shipping our products by air freight is greater than other methods. From time to time in the past, we have shipped products using extensive air freight to meet unexpected spikes in demand and shifts in demand between product categories, to bring new product introductions to market quickly and to timely ship products previously ordered. If we rely more heavily upon air freight to deliver our products, our overall shipping costs will increase. A prolonged transportation disruption or a significant increase in the cost of freight could materially adversely affect our business, results of operations and financial condition.

The development of our operations and infrastructure in connection with our separation from Jupiter Wellness, and any future expansion of such operations and infrastructure, may not be entirely successful, and may strain our operations and increase our operating expenses.

In connection with our separation from Jupiter Wellness, we have been implementing a new information technology infrastructure for our business, which includes the creation of management information systems and operational and financial controls unique to our business. We may not be able to put in place adequate controls in an efficient and timely manner in connection with our separation from Jupiter Wellness and as our business grows, and our current systems may not be adequate to support our future operations. The difficulties associated with installing and implementing new systems, procedures and controls may place a significant burden on our management and operational and financial resources. In addition, as we grow internationally, we will have to expand and enhance our communications infrastructure. If we fail to continue to improve our management information systems, procedures and financial controls, or encounter unexpected difficulties during expansion and reorganization, our business could be harmed.

For example, we are investing significant capital and human resources in the design, development and enhancement of our financial and enterprise resource planning systems. We will depend on these systems in order to timely and accurately process and report key components of our results of operations, financial condition and cash flows. If the systems fail to operate appropriately or we experience any disruptions or delays in enhancing their functionality to meet current business requirements, our ability to fulfill customer orders, bill and track our customers, fulfill contractual obligations, accurately report our financials and otherwise run our business could be adversely affected. Even if we do not encounter these adverse effects, the development and enhancement of systems may be much more costly than we anticipated. If we are unable to continue to develop and enhance our information technology systems as planned, our business, results of operations and financial condition could be materially adversely affected.

35

As part of growing our business, we may make acquisitions. If we fail to successfully select, execute or integrate our acquisitions, then our business, results of operations and financial condition could be materially adversely affected and our stock price could decline.

From time to time, we may undertake acquisitions to add new product and service lines and technologies, acquire talent, gain new sales channels or enter into new sales territories. Acquisitions involve numerous risks and challenges, including relating to the successful integration of the acquired business, entering into new territories or markets with which we have limited or no prior experience, establishing or maintaining business relationships with new retailers, distributors or other channel partners, vendors and suppliers and potential post-closing disputes.

We cannot ensure that we will be successful in selecting, executing and integrating acquisitions. Failure to manage and successfully integrate acquisitions could materially harm our business, financial condition and results of operations. In addition, if stock market analysts or our stockholders do not support or believe in the value of the acquisitions that we choose to undertake, our stock price may decline.

If we do not effectively manage our sales channel inventory and product mix, we may incur costs associated with excess inventory, or lose sales from having too few products.

If we are unable to properly monitor, control and manage our sales channel inventory and maintain an appropriate level and mix of products with our distributors and within our sales channels, we may incur increased and unexpected costs associated with this inventory. If our wholesale distributors and retailers are unable to sell their inventory in a timely manner, we might lower the price of the products, or these parties may exchange the products for newer products. Also, during the transition from an existing product to a new replacement product, we must accurately predict the demand for the existing and the new product.

We determine production levels based on our forecasts of demand for our products. Actual demand for our products depends on many factors, which makes it difficult to forecast. We have experienced differences between our actual and our forecasted demand in the past and expect differences to arise in the future. If we improperly forecast demand for our products, we could end up with too many products and be unable to sell the excess inventory in a timely manner, if at all, or, alternatively, we could end up with too few products and not be able to satisfy demand. This problem is exacerbated because we attempt to closely match inventory levels with product demand, leaving limited margin for error. If these events occur, we could incur increased expenses associated with writing off excessive or obsolete inventory, lose sales, incur penalties for late delivery or have to ship products by air freight to meet immediate demand, thereby incurring incremental freight costs above the sea freight costs, a preferred method, and suffering a corresponding decline in gross margin.

Changes in tax laws or exposure to additional income tax liabilities could affect our future profitability.

Factors that could materially affect our future effective tax rates include but are not limited to:

●	changes in tax laws or the regulatory environment;

●	changes in accounting and tax standards or practices;

●	changes in the composition of operating income by tax jurisdiction; and

●	our operating results before taxes.

We are subject to income taxes in the United States and numerous foreign jurisdictions. Because we do not have a long history of operating as a separate company and we have significant expansion plans, our effective tax rate may fluctuate in the future. Future effective tax rates could be affected by operating losses in jurisdictions where no tax benefit can be recorded under GAAP, changes in the composition of earnings in countries with differing tax rates, changes in deferred tax assets and liabilities, or changes in tax laws.

36

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Tax Act”) was signed into law making significant changes to the Code. In particular, sweeping changes were made to the U.S. taxation of foreign operations. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a quasi-territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings. Additionally, new provisions were added to mitigate the potential erosion of the U.S. tax base and to discourage use of low tax jurisdictions to own intellectual property and other valuable intangible assets. While these provisions were intended to prevent specific perceived taxpayer abuse, they may have adverse, unexpected consequences. At this time, Treasury has not yet issued Regulations on how these new rules should be applied and how the relevant calculations are to be prepared. As there exists only limited guidance at this time, significant estimates and judgment are required in assessing the consequences. The amounts for adjusting the deferred tax assets and liabilities for the new effective tax rate and the transition tax are provisional based on the guidance provided by the SEC in Staff Accounting Bulletin No. 118 (“SAB 118”), which provides for a measurement period of one year from the enactment date to finalize the accounting for effects of the 2017 Tax Act. As a result of continued regulations and interpretations of the Tax Act, we are still quantifying the effects of the tax law change. Based on information available, we also reflected a provisional estimate of $           million related to the transitional tax that was fully offset with tax attributes and therefore did not result in an income tax expense. The amounts reported as of December 31, 2021 are provisional based on the uncertainty discussed above. As we complete our analysis and prepare necessary data, and interpret any additional guidance, we will adjust our calculations and provisional amounts that we have recorded in our tax provision. Any such adjustments may materially impact our provision for income taxes in our financial statements.

In addition to the impact of the Tax Act on our federal taxes, the Tax Act may impact our taxation in other jurisdictions, including with respect to state income taxes. State legislatures have not had sufficient time to respond to the Tax Act. Accordingly, there is uncertainty as to how the laws will apply in the various state jurisdictions. Additionally, other foreign governing bodies may enact changes to their tax laws in reaction to the Tax Act that could result in changes to our global tax position and materially adversely affect our business, results of operations and financial condition.

Additionally, the IRS and several foreign tax authorities have increasingly focused attention on intercompany transfer pricing with respect to sales of products and services and the use of intangibles. Tax authorities could disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. If we do not prevail in any such disagreements, our profitability may be affected.

We must comply with indirect tax laws in multiple jurisdictions, as well as complex customs duty regimes worldwide. Audits of our compliance with these rules may result in additional liabilities for taxes, duties, interest and penalties related to our international operations which would reduce our profitability.

Our operations are routinely subject to audit by tax authorities in various countries. Many countries have indirect tax systems where the sale and purchase of goods and services are subject to tax based on the transaction value. These taxes are commonly referred to as value-added tax (“VAT”) or goods and services tax (“GST”). In addition, the distribution of our products subjects us to numerous complex customs regulations, which frequently change over time. Failure to comply with these systems and regulations can result in the assessment of additional taxes, duties, interest and penalties. While we believe we are in compliance with local laws, we cannot assure that tax and customs authorities agree with our reporting positions and upon audit may assess us additional taxes, duties, interest and penalties.

Additionally, some of our products are subject to U.S. export controls, including the Export Administration Regulations and economic sanctions administered by the Office of Foreign Assets Control. We also incorporate encryption technology into certain of our solutions. These encryption solutions and underlying technology may be exported outside of the United States only with the required export authorizations or exceptions, including by license, a license exception, and appropriate classification notification requirement and encryption authorization.

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations that prohibit the shipment of certain products and services without the required export authorizations, including to countries, governments and persons targeted by U.S. embargoes or sanctions. Obtaining the necessary export license or other authorization for a particular sale may be time consuming, and may result in delay or loss of sales opportunities even if the export license ultimately is granted. While we take precautions to prevent t our solutions from being exported in violation of these laws, including using authorizations or exceptions for our encryption products and implementing IP address blocking and screenings against U.S. government and international lists of restricted and prohibited persons and countries, we cannot guarantee that the precautions we take will prevent all violations of export control and sanctions laws. Violations of U.S. sanctions or export control laws can result in significant fines or penalties and incarceration could be imposed on employees and managers for criminal violations of these laws.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our products and services or our end-users’ ability to utilize our solutions in their countries. Changes in our products and services or changes in import and export regulations may create delays in the introduction of our products in international markets. Adverse action by any government agencies related to indirect tax laws could materially adversely affect our business, results of operations and financial condition.

37

The Consumer Product Safety Improvement Act and other existing or future government regulation could harm our business or may cause us to incur additional costs associated with compliance.

We are subject to various federal, state and local laws and regulations, including but not limited to, laws and regulations relating to labor and employment, U.S. customs and consumer product safety, including the Consumer Product Safety Improvement Act, or the “CPSIA.” The CPSIA created more stringent safety requirements related to lead and phthalates content in children’s products. The CPSIA regulates the future manufacture of these items and existing inventories and may cause us to incur losses if we offer for sale or sell any non-compliant items. Failure to comply with the various regulations applicable to us may result in damage to our reputation, civil and criminal liability, fines and penalties and increased cost of regulatory compliance. These current and any future laws and regulations could harm our business, results of operations and financial condition.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, economic sanctions and other similar laws and regulations, and non-compliance with such laws and regulations could subject SRM to civil, criminal and administrative penalties, remedial measures and legal expenses, all of which could adversely affect SRM’s business, prospects, results of operations, financial condition and reputation.

SRM is or will be subject to laws with respect to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and other similar laws and regulations in various jurisdictions in which SRM conducts, or in the future may conduct, activities, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and other anti-corruption laws and regulations. The FCPA prohibits SRM and its officers, directors, employees and business partners acting on its behalf, including agents, from offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, prospects, results of operations, financial condition and reputation.

If one or more of our major customers were to experience difficulties in fulfilling their obligations to us, cease doing business with us, significantly reduce the amount of their purchases from us or return substantial amounts of our products, it could have a materially adverse effect on our business, results of operations and financial condition.

A substantial reduction in or termination of orders from any of our largest customers would adversely affect our business, results of operations and financial condition. In addition, pressure by large customers seeking price reductions, financial incentives and changes in other terms of sale or for us to bear the risks and the cost of carrying inventory could also adversely affect our business, results of operations and financial condition.

If one or more of our major customers were to experience difficulties in fulfilling their obligations to us resulting from bankruptcy or other deterioration in their financial condition or ability to meet their obligations, cease doing business with us, significantly reduce the amount of their purchases from us, or return substantial amounts of our products, it could have a material adverse effect on our business, results of operations and financial condition. The COVID-19 pandemic has left many customers outside of our largest customers under varying degrees of financial distress, and it seems some of our largest customers are facing increases in their operating costs. Customers may request extended payment terms which may require us to take on increased credit risk or to reduce or forgo sales entirely in an attempt to mitigate financial risk associated with customer bankruptcy risk.

Customer complaints regarding our products and services could hurt our business.

From time to time, we may receive complaints from customers regarding the quality of goods purchased from us. We may in the future receive correspondence from customers requesting reimbursement. Certain dissatisfied customers may threaten legal action against us if no reimbursement is made. We may become subject to product liability lawsuits from customers alleging injury because of a purported defect in our products or services, claiming substantial damages and demanding payments from us. We are in the chain of title when we supply or distribute products, and therefore are subject to the risk of being held legally responsible for them. These claims may not be covered by our insurance policies. Any resulting litigation could be costly for us, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on our business, results of operations, and financial condition. Any negative publicity generated as a result of customer frustration with our products or services, or with our websites, could damage our reputation and diminish the value of our brand name, which could have a material adverse effect on our business, results of operations, and financial condition.

38

Risks Related to This Offering and Ownership of Our Common Stock

The market price of our Common Stock may be highly volatile, and you could lose all or part of your investment.

The trading price of our Common Stock  is likely to be volatile. Upon the consummation of this offering, we will have a relatively small public float due to the relatively small size of this offering, and the concentrated ownership of our Common Stock among our executive officers and directors, and greater than 5% stockholders. As a result of our small public float, our Common Stock may be less liquid and have greater stock price volatility than the Common Stock of companies with broader public ownership.

Our stock price could be subject to wide fluctuations in response to a variety of other factors, which include:

●	whether we achieve our anticipated corporate objectives;

●	changes in financial or operational estimates or projections;

●	termination of the lock-up agreement or other restrictions on the ability of our stockholders and other security holders to sell shares after this offering; and

●	general economic or political conditions in the United States or elsewhere.

In addition, the stock market in general has recently experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Such rapid and substantial price volatility, including any stock run-up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our stock. This volatility may prevent you from being able to sell your securities at or above the price you paid for your securities. If the market price of our Common Stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

No market currently exists for our Common Stock. We cannot assure you that an active trading market will develop for our Common Stock.

Prior to this offering, there has been no public market for shares of our Common Stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on the Nasdaq or otherwise, or how liquid that market might become. If an active market does not develop, you may have difficulty selling any shares of our Common Stock that you purchase in this offering. The initial public offering price for the shares of our Common Stock will be determined by negotiations between us and the representatives of the underwriters, and may not be indicative of prices that will prevail in the open market following this offering.

In particular, the realization of any of the risks described in these “Risk Factors” could have a material adverse impact on the market price of our Common Stock in the future and cause the value of your investment to decline. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market and industry factors may materially reduce the market price of our Common Stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Common Stock is low.

We may change our dividend policy at any time.

Although following this offering we currently intend to retain future earnings to finance the operation and expansion of our business and therefore do not anticipate paying cash dividends on our capital stock in the foreseeable future, our dividend policy may change at any time without notice to our stockholders. The declaration and amount of any future dividends to holders of our Common Stock will be at the discretion of our board of directors in accordance with applicable law and after taking into account various factors, including our financial condition, results of operations, current and anticipated cash needs, cash flows, impact on our effective tax rate, indebtedness, contractual obligations, legal requirements and other factors that our board of directors deems relevant. As a result, we cannot assure you that we will pay dividends at any rate or at all.

Future sales, or the perception of future sales, of our Common Stock, including by Jupiter Wellness, may depress the price of our Common Stock.

The market price of our Common Stock could decline significantly as a result of sales or other distributions of a large number of shares of our Common Stock in the market after this offering, including shares that might be offered for sale or distributed by Jupiter Wellness. The perception that these sales might occur could depress the market price of our Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, we will have shares of Common Stock (shares if the underwriters exercise their option to purchase additional shares in full) outstanding. The shares of Common Stock offered in this offering will be freely tradable without restriction under the Securities Act, except for any shares of Common Stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

39

In connection with this offering, we, our directors and executive officers and Jupiter Wellness have each agreed to enter into a lock-up agreement and thereby be subject to a “lock-up period,” meaning that they and their permitted transferees will not be permitted to sell any of the shares of our Common Stock for 180 days, in the case of Jupiter Wellness, and for 180 days, in our case and the case of our directors and executive officers, after the date of this prospectus, without the prior consent of EF Hutton on behalf of the underwriters. EF Hutton, on behalf of the underwriters may, in their sole discretion and without notice, release all or any portion of the shares of our Common Stock from the restrictions in any of the lock-up agreements described above. See the section titled “Underwriting.”

Also, in the future, we may issue our securities in connection with investments or acquisitions. The amount of shares of our Common Stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our Common Stock.

We are a “controlled company” within the meaning of the Nasdaq listing rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Jupiter Wellness currently beneficially owns 81.1% of SRM. Our Founders currently beneficially own 18.9% of SRM. The aforementioned provides Jupiter Wellness with 81.1% of the voting power of our voting stock and the Founders with 18.9% of the voting power of our voting stock. Upon the closing of this offering, Jupiter Wellness will beneficially own more than 50.1% of the shares of Common Stock and     % of the voting power of our voting stock (approximately % if the over-allotment is exercised in full) and our Founders will own collectively     % of the voting power of our voting stock upon the closing of this offering (approximately   % if the over-allotment is exercised in full). We currently meet the definition of a “controlled company” under the corporate governance standards for Nasdaq listed companies and for so long as we remain a “controlled company” under this definition, we are eligible to utilize certain exemptions from the corporate governance requirements of Nasdaq, including the requirements (i) that a majority of the Board consist of independent directors, (ii) to have a governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iii) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iv) that the compensation committee consider certain independence factors when engaging legal counsel and other committee advisors and (v) for an annual performance evaluation of the governance and compensation committees. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of the Board might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

40

You may experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering, and you will suffer additional dilution if the underwriters exercise their option to purchase additional shares.

If you purchase shares of our Common Stock in this offering, you will experience immediate and substantial dilution, as the initial public offering price of our Common Stock will be substantially greater than the pro forma net tangible book value per share of our Common Stock. Based on the assumed initial offering price of $ per share, if you purchase our Common Stock in this offering, you will suffer immediate and substantial dilution of approximately $ per share. In addition, in connection with the distribution, we expect that Jupiter Wellness stock-based compensation awards held by our employees and Jupiter Wellness employees will be adjusted as described under “Certain Relationships and Related Party Transactions—Separation Agreement” below, which may result in additional dilution to investors.

Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.

We have historically operated our business as a segment of a public company. As a stand-alone public company, we will have additional legal, accounting, insurance, compliance and other expenses that we have not incurred historically. After this offering, we will become obligated to file with the SEC annual and quarterly reports and other reports that are specified in Section 13 and other sections of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will become subject to other reporting and corporate governance requirements, including certain requirements of the Nasdaq, and certain provisions of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the regulations promulgated thereunder, which will impose significant compliance obligations upon us.

Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and the Nasdaq, have imposed increased regulation and disclosure and required enhanced corporate governance practices of public companies. We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in increased selling and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could materially adversely affect our business, results of operations and financial condition. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired. If we do not implement such requirements in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities, such as the SEC and the Nasdaq. Any such action could harm our reputation and the confidence of investors and customers in us and could materially adversely affect our business and cause our share price to fall.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could materially adversely affect our business, results of operations, financial condition and stock price.

As a public company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley (“Section 404”), which will require annual management assessments of the effectiveness of our internal control over financial reporting. Upon loss of emerging growth company status, an annual report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting will be required. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations under Sarbanes-Oxley to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over our financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations because there is presently no precedent available by which to measure compliance adequacy. If either we are unable to conclude that we have effective internal control over our financial reporting or our independent auditors are unable to provide us with an unqualified report as required by Section 404, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

41

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our Common Stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our stock or if our operating results do not meet their expectations, our stock price could decline.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in the price of our Common Stock, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and results of operations and divert management’s attention and resources from our business.

Your percentage ownership in SRM may be diluted in the future.

In the future, your percentage ownership in SRM may be diluted because of equity awards that SRM may gran to SRM’s directors, officers and employees or otherwise as a result of equity issuances for acquisitions or capital market transactions. SRM anticipates its executive compensation committee may grant additional stock-based awards to its employees after this offering. Such awards will have a dilutive effect on SRM’s earnings per share, which could adversely affect the market price of SRM Common Stock. From time to time, SRM may issue additional stock-based awards to its employees under SRM’s employee benefits plans.

In addition, SRM’s amended and restated articles of incorporation will authorize SRM to issue, without the approval of SRM’s stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over SRM’s Common Stock respecting dividends and distributions, as SRM’s board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our Common Stock. For example, SRM could grant the holders of preferred stock the right to elect some number of SRM’s directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences that SRM could assign to holders of preferred stock could affect the residual value of the Common Stock. See “Description of Capital Stock.”

We are an emerging growth company and as a result have certain reduced disclosure requirements in this prospectus.

We are an “emerging growth company” as defined in the JOBS Act and, as such, have elected to comply with certain reduced disclosure requirements for this prospectus and may elect to comply with certain reduced public company reporting requirements for future filings. As an emerging growth company, we are not required to disclose certain executive compensation information in this prospectus pursuant to the JOBS Act. We have also elected to present only two years of audited financial statements and the related section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

42

We intend to apply to list our shares of Common Stock on Nasdaq. We can provide no assurance that our shares of Common Stock will qualify to be listed, and if listed, that our shares of Common Stock will continue to meet Nasdaq listing requirements. If we fail to comply with the continuing listing requirements of Nasdaq, our Common Stock could be delisted.

We anticipate that our shares of Common Stock will be eligible to be listed on Nasdaq following this offering. However, we can provide no assurance that our application will be approved, and that an active trading market for shares of our Common Stock will develop and continue. If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our Common Stock. Such a delisting would likely have a negative effect on the price of our Common Stock and would impair your ability to sell or purchase our Common Stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our Common Stock to become listed again, stabilize the market price or improve the liquidity of our Common Stock, prevent our Common Stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Concentration of ownership among our existing principal stockholder, executive officers, directors and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors, principal shareholders and their affiliates will beneficially own, in the aggregate, approximately 20.1% of our outstanding shares of Common Stock. In particular, Jupiter Wellness, which currently owns 81.1% of our Common Stock, will beneficially own approximately      % of our outstanding shares of Common Stock upon completion of this offering (or      % if the underwriters exercise their option to purchase additional shares in full).

As a result, Jupiter Wellness will be able to exercise effective control over all matters requiring stockholder approval, including the election of directors, amendment of our articles of incorporation and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of Jupiter Wellness.

Our stock price may be volatile and your investment in our Common Stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of securities of technology and other companies, which may be unrelated to the financial performance of these companies. These broad market fluctuations may negatively affect the market price of our Common Stock.

Some specific factors that may have a significant effect on the market price of our Common Stock include:

●	actual or anticipated fluctuations in our results of operations or our competitors’ operating results;

●	actual or anticipated changes in the growth rate of the amusement park market and entertainment industry, our growth rates or our competitors’ growth rates;

●	conditions in the financial markets in general or changes in general economic conditions;

●	changes in governmental regulation, including taxation and tariff policies;

●	interest rate or currency exchange rate fluctuations;

●	our ability to forecast or report accurate financial results; and

●	changes in stock market analyst recommendations regarding our Common Stock, other comparable companies or our industry generally.

The Nevada Revised Statute contains provisions that could discourage, delay, or prevent a change in our control, prevent attempts to replace or remove current management and reduce the market price of our stock.

We are subject to the anti-takeover provisions of the Nevada Revised Statutes (“NRS”). Depending on the number of residents in the state of Nevada who own our shares, we could be subject to the provisions of Sections 78.378 et seq. of the Nevada Revised Statutes which, unless otherwise provided in our articles of incorporation or by-laws, restricts the ability of an acquiring person to obtain a controlling interest of 20% or more of our voting shares. Our articles of incorporation and by-laws do not contain any provision which would currently keep the change of control restrictions of Section 78.378 from applying to us.

43

We are subject to the provisions of Sections 78.411 et seq. of the Nevada Revised Statutes. In general, this statute prohibits a publicly held Nevada corporation from engaging in a “combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the combination or the transaction by which the person became an interested stockholder is approved by the corporation’s Board before the person becomes an interested stockholder. After the expiration of the three-year period, the corporation may engage in a combination with an interested stockholder under certain circumstances, including if the combination is approved by the Board and/or stockholders in a prescribed manner, or if specified requirements are met regarding consideration. The term “combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 10% or more of the corporation’s voting stock. A Nevada corporation may “opt out” from the application of NRS Section 78.411 et seq. through a provision in its articles of incorporation or by-laws. We have not “opted out” from the application of this section.

Certain provisions in our amended and restated articles of incorporation and amended and restated bylaws and of Nevada law may prevent or delay an acquisition of SRM, which could decrease the trading price of our Common Stock.

Our amended and restated articles of incorporation and amended and restated bylaws will contain, and Nevada law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions include, among others:

●	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

●	the right of our board of directors to issue preferred stock without stockholder approval;

●	the ability of our directors, and not stockholders, to fill vacancies on our board of directors;

●	the inability of our stockholders to call a special meeting; and

●	the inability of our stockholders to act without a meeting of stockholders, from and after such time as Jupiter Wellness beneficially owns shares of our Common Stock representing less than a majority of the voting rights of our Common Stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make SRM immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of SRM and its stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

Our amended and restated articles of incorporation will contain exclusive forum provisions that may discourage lawsuits against us and our directors and officers.

Our amended and restated articles of incorporation will provide that unless the board of directors otherwise determines, the state courts in the State of Nevada or, if no state court located within the State of Nevada has jurisdiction, the federal court for the District of Nevada, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of SRM, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of SRM to SRM or SRM’s stockholders, any action asserting a claim against SRM or any director or officer of SRM arising pursuant to any provision of Nevada Law or SRM’s amended and restated articles of incorporation or bylaws, or any action asserting a claim against SRM or any director or officer of SRM governed by the internal affairs doctrine under Nevada law. Our amended and restated articles of incorporation will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These exclusive forum provisions may limit the ability of SRM’s stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with SRM or SRM’s directors or officers, which may discourage such lawsuits against SRM and SRM’s directors and officers. Alternatively, if a court were to find one or more of these exclusive forum provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, SRM may incur additional costs associated with resolving such matters in other jurisdictions or forums, which could materially and adversely affect SRM’s business, financial condition or results of operations.

Our board of directors will have the ability to issue blank check preferred stock, which may discourage or impede acquisition attempts or other transactions.

Our board of directors will have the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock may impede a business combination by including class voting rights, which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares of preferred stock on its judgment as to our and our stockholders’ best interests. Our board of directors, in so acting, could issue shares of preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders may believe to be in their best interests or in which stockholders would have received a premium for their stock over the then prevailing market price of the stock.

44

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of our Common Stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $          , based on an assumed public offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming no exercise of Representative’s Warrants. If the underwriters exercise their option to purchase additional shares in full, we estimate our net proceeds will be approximately $          , after deducting the underwriting discount and estimated offering expenses payable by us, based on an assumed public offering price of $5.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming no exercise of Representative’s Warrants. We currently intend to use the net proceeds of this offering as follows:

●	Development of Licensed Goods: Manufacture and Inventory
●	Expansion SRM Products: Design, Manufacture and inventory
●	Increased deposits, accounts receivable and inventory
●	Marketing , advertising & trade shows
●	General & Administrative expenses
●	Repayment of note payable to Jupiter Wellness(1)
●	General working capital
$

(1)	The note was used for general working capital, accrues interest at a 6% interest rate, and matures on the earlier of: (i) September 30, 2023 or (ii) the date on which this offering is consummated.

A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by $           million, assuming the number of shares to be sold by us in this offering remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. Each increase (decrease) of 100,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $          , assuming that the assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

45

DIVIDEND POLICY

We have never declared or paid cash dividends to holders of our capital stock. We currently intend to retain future earnings to finance the operation and expansion of our business. We do not anticipate paying any dividends on our Common Stock in the foreseeable future. As a result, you will need to sell your shares of Common Stock to receive any income or realize a return on your investment. You may not be able to sell your shares at or above the price you paid for them.

Any future determination to pay dividends will be at the discretion of our board of directors (the “Board”). If we do commence the payment of dividends in the future, there can be no assurance that we will continue to pay any dividend. Our Board is free to change our dividend policy at any time, including to increase, decrease or eliminate our dividend. The Board will base its decisions on, among other things, general business conditions, our results of operations, financial condition, cash requirements, prospects, contractual, legal and regulatory restrictions regarding dividend payments by our subsidiaries and any other factors the Board may consider relevant. No assurance is given that we will pay any dividends to holders of our capital stock or as to the amount of any such dividends if our Board determines to do so.

46

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2022:

●	on a combined historical basis to reflect the transactions described in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” other than this offering; and

●	on a pro forma as adjusted basis to give effect to the transactions described in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements,” including this offering.

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the separation or this offering been completed as of September 30, 2022. In addition, it is not indicative of our future cash and cash equivalents and capitalization. This table is derived from, and should be read in conjunction with our historical combined financial statements and our unaudited pro forma condensed combined financial statements and the notes thereto included elsewhere in this prospectus, and should be read in conjunction with the sections titled “Selected Combined Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes thereto included elsewhere in this prospectus.

	As of September 30, 2022
	Combined (Note 1)	Pro Forma as Adjusted (2)

Cash and cash equivalents	$784,081

Loans from Parent	$1,503,514

Equity:
Common Stock, $0.0001 par value (100,000,000 authorized – 9,000,000 issued and outstanding, offering shares pro forma adjustment, shares pro forma as adjusted)	$900
Additional paid-in capital	201,325
Total equity	$202,225

Total capitalization	$1,705,739

(1)

Common Stock of 9,000,000 shares represents the 1,700,000 shares issued to the Founders and the 7,300,000 shares to be issued in exchange for the shares of Common Stock of SRM, Limited. The Additional paid in capital (“APIC”) is the Combined net equity of SRM Limited and SRM, Inc.

(2)	The adjusted pro forma includes the net proceeds of the offering and repayment of the Note to Jupiter Wellness.

47

DILUTION

If you invest in our Common Stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our Common Stock exceeds the tangible book value per share of our Common Stock immediately following this offering.

Pro forma net tangible book value represents our total tangible assets (total assets less intangible assets) less total liabilities, divided by the pro forma number of outstanding shares of Common Stock. As of September 30, 2022, our pro forma net tangible book value was $          , or $       per share. After giving effect to the sale and issuance of          shares of our Common Stock in this offering at an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2022 would have been $          , or $0.          per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.    per share to our existing stockholder, Jupiter Wellness, and an immediate dilution of $         per share to new investors participating in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial price to public per share	$
Pro forma net tangible book value per share as of September 30, 2022(1)	$
Increase per share attributable to new investors(2)	$
Pro forma as adjusted net tangible book value per share after this offering(3)	$
Dilution per share to new investors	$

(1)	Determined by dividing the net tangible book value of the contributed tangible assets (total assets less intangible assets) less total liabilities by the total number of shares of Common Stock to be issued to Jupiter Wellness in connection with the separation.
(2)	Represents the difference between pro forma as adjusted net tangible book value per share after this offering and pro forma net tangible book value per share as of September 30, 2022.
(3)	Determined by dividing (i) pro forma as adjusted net tangible book value, which is our pro forma net tangible book value plus the cash proceeds of this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and estimated offering expenses payable by us, by (ii) the total number of our shares of Common Stock to be outstanding following this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         , or approximately $          per share, and increase (decrease) the dilution per share to investors participating in this offering by approximately $          per share, assuming that the number of shares offered by us remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 100,000 in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $         , or $          per share, and decrease the dilution per share to investors participating in this offering by $          per share, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

48

The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $ per share, the incremental increase in the pro forma net tangible book value per share to our existing stockholder, Jupiter Wellness, would be $ per share and the pro forma dilution to new investors participating in this offering would be $ per share.

The following table summarizes, on the pro forma as adjusted basis described above as of September 30, 2022, the differences between the number of shares of Common Stock purchased from us, the total consideration and the price per share paid by our existing stockholder, Jupiter Wellness, and by investors participating in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting the underwriting discount and estimated offering expenses payable by us.

	Shares Purchased				Total Consideration (In thousands)				Weighted- Average Price Per
	Number		Percent		Amount		Percent		Share
Jupiter Wellness	7,300,000	(1)		%	$1,379,237	(2)		%	$
Founder shares	1,700,000			%	170			%
Investors participating in this offering				%				%
Total			100.0%				$100.0%		$

(1)	Represents the total number of shares of Common Stock to be issued to Jupiter Wellness in connection with the share exchange.
(2)	Represents the total consideration paid by Jupiter Wellness in its purchase of the shares of Common Stock of SRM Entertainment, Limited.

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) total consideration paid by new investors by approximately $       , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 100,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by approximately $        , assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us. The above discussion and tables are based on our total outstanding shares of Common Stock as of September 30, 2022.

49

SELECTED COMBINED FINANCIAL DATA

The following financial data should be read in conjunction with the audited financial statements and the related notes for the years ended December 31, 2021 and 2020, and our unaudited condensed combined financial statements and the related notes, for the nine months ended September 30, 2022 and 2021 for SRM Entertainment Inc. and SRM Entertainment Limited included elsewhere in this prospectus.

The following table summarizes our historical combined financial data. The selected historical combined balance sheet data as of December 31, 2021 and 2020 and statements of operations data for the years ended December 31, 2021 and 2020 are derived from our audited combined financial statements included elsewhere in this prospectus. The selected historical combined balance sheet data as of September 30, 2022 and 2021 and statements of operations data for the nine months ended September 30, 2022 and 2021 are derived from our unaudited interim combined financial statements included elsewhere in this prospectus. We have prepared the unaudited interim combined financial statements on the same basis as the audited combined financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. The selected combined financial data in this section are not intended to replace our combined financial statements and the related notes and are qualified in their entirety by the combined financial statements and related notes included elsewhere in this prospectus.

50

The selected combined financial data includes certain expenses of Jupiter Wellness that were allocated to us for certain corporate functions including executive management, information technology, legal, finance and accounting, human resources, tax, treasury, research and development, sales and marketing activities, shared facilities and other shared services. Management believes the assumptions underlying the combined financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to, or the benefit received by, us during the periods presented. However, these shared expenses may not represent the amounts that would have been incurred had we operated autonomously or independently from Jupiter Wellness. Actual costs that would have been incurred if we had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions in various areas, such as information technology and infrastructure. In addition, our historical combined financial data does not reflect changes that we expect to experience in the future as a result of our separation from Jupiter Wellness, including changes in our cost structure, personnel needs, tax structure, capital structure, financing and business operations.

Our annual combined financial statements also do not reflect the assignment of certain assets and liabilities between Jupiter Wellness and us as reflected under the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” included elsewhere in this prospectus. Consequently, the financial information included in this section may not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a stand-alone company during the periods presented. Accordingly, these historical results should not be relied upon as an indicator of our future performance.

Condensed Balance Sheets

	Nine Months Ended September 30,		Year ended December 31,
	2022	2021	2021	2020
	(Unaudited)	(Unaudited)
Assets
Cash	$784,081	$237,272	$515,373	$70,101
Account receivable	643,902	573,566	661,464	241,511
Prepaid expenses and deposits	529,690	369,538	606,858	22,646
Other current assets	-	-	27,304	119,916
Total current assets	1,957,673	1,180,376	1,810,999	454,174

Property & Equipment	30,316	7,381	7,381	-
Total assets	$1,987,989	$1,187,757	$1,818,380	$454,174

Liabilities and Shareholders’ Equity (Deficit)
Accounts Payable	$154,819	$435,569	$532,898	$683,086
Loans from Parent	1,503,514	820,337	1,502,621	-
Accrued liabilities	127,431	73,099	114,156	73,322
Total current Liabilities	1,785,764	1,329,005	2,149,675	756,408

Common Stock, $0.1287 par value, 2 ordinary shares issued and outstanding as of September 30, 2022 and 2021 and December 31, 2021 and 2020	-	-	-	-
Additional paid-in capital	(698,557)	(698,557)	(698,557)	(698,557)
Retained Earnings/Accumulated deficits	900,782	557,309	367,262	396,323
Total Shareholders’ Equity (Deficit)	202,225	(141,248)	(331,295)	(302,234)

Total Liabilities and Shareholders’ Equity (Deficit)	$1,987,989	$1,187,757	$1,818,380	$454,174

51

The following selected historical combined financial data should be read in conjunction with the sections titled “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Statements” and the related notes and the annual combined financial statements and the related notes included elsewhere in this prospectus.

Combined Statements of Operations

Condensed Statements of Operations
	Nine Months Ended September 30,		Year ended December 31,
	2022	2021	2021	2020
Revenue
Sales	$5,199,807	$1,183,550	$2,665,827	$2,958,199
Cost of Sales	4,195,629	984,483	2,110,395	2,153,407
Gross profit	1,004,178	199,067	555,432	804,792

Operating expense
General and administrative expenses	470,673	38,735	585,147	1,391,777
Total operating expense	470,673	38,735	585,147	1,391,777

Other income
Interest income, net	15	654	654

Net operating income (loss)	$533,520	$160,986	$(29,061)	$(586,985)
Condensed Statements of Operations

52

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements consist of the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 2022 and the year ended December 31, 2021, and the unaudited pro forma condensed combined balance sheet as of September 30, 2022. The unaudited pro forma condensed combined financial statements for the nine months ended September 30, 2022 have been derived by application of pro forma adjustments to our historical combined financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed combined balance sheets reflects the separation and this offering, as described below, as if they occurred on September 30, 2022. The unaudited pro forma condensed combined statements of operations reflects the separation and this offering, as discussed below, as if they occurred on January 1, 2020. The pro forma adjustments, described in the related notes, are based on currently available information and certain estimates and assumptions that management believes are reasonable. These estimates and assumptions are preliminary and have been made solely for purposes of developing these unaudited pro forma condensed combined financial statements. Actual results could differ, perhaps materially, from these estimates and assumptions. Included in the pro forma adjustments are items that are directly related to the separation and this offering, factually supportable and, for purposes of the unaudited pro forma condensed combined statements of operations, have a continuing impact.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred had the separation from Jupiter Wellness or this offering been completed on September 30, 2022. The unaudited pro forma condensed combined financial statements should not be relied on as indicative of the historical operating results that we would have achieved or any future operating results or financial position that we will achieve after the completion of this offering.

The unaudited pro forma condensed combined financial statements reflect the impact of certain transactions, which primarily comprise of the separation, which outlines the assets and liabilities to be contributed by Jupiter Wellness to SRM at separation date as described in the section titled “Certain Relationships and Related Party Transactions—Relationship with Jupiter Wellness—Historical Relationship with Jupiter Wellness”.

We have operated as an operating segment of Jupiter Wellness since December 1, 2020. Jupiter Wellness currently provides certain services to us, and costs associated with these functions have not been allocated to us. These include costs related to corporate services, such as executive management, finance and accounting, shared facilities and other services.

Following the completion of this offering, we expect Jupiter Wellness to continue to provide certain of the services described above on a transitional basis for a fee. These services will be provided under the separation agreement described in “Certain Relationships and Related Party Transactions—Relationship with Jupiter Wellness—Arrangements Between Jupiter Wellness and Our Company.” We generally expect to use the vast majority of these services for less than a year following the completion of this offering, depending on the type of the service and the location at which such service is provided. However, we may agree with Jupiter Wellness to extend the service periods for a limited amount of time (which period will not extend past the first anniversary of the distribution) or may terminate such service periods by providing prior written notice. The unaudited pro forma condensed combined financial statements have not been adjusted for the effects of these transition services. We estimate that the total cost for such services to be in the approximate range of $75,000 to $100,000. Actual results may differ from historical allocations or pro forma estimated management services costs.

53

Following the completion of this offering, we will be subject to the reporting requirements of the Exchange Act. We will be required to establish procedures and practices as a stand-alone public company in order to comply with our obligations under the Exchange Act and related rules and regulations. As a result, we will incur additional costs, including internal audit, investor relations, stock administration and regulatory compliance costs. These additional costs may differ from the costs that were historically allocated to us from Jupiter Wellness. To operate as a stand-alone company, we expect to incur costs to replace certain services previously provided by Jupiter Wellness, which may be higher than those reflected in our historical combined financial statements. A component of these costs are legal, accounting related costs and administrative costs which we estimate to be $75,000 to $100,000 in the next 12 months. Actual costs that may have been incurred had we been a stand-alone company depend on a number of factors, including organizational structure and decisions made relating to various areas such as information technology and infrastructure.

The following unaudited pro forma condensed combined financial statements and the related notes should be read in conjunction with the sections titled “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the annual audited combined financial statements, the unaudited interim combined financial statements and the related notes included elsewhere in this prospectus.

SRM Entertainment Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2022

	Historical	Non-Offering Pro Forma Adjustments (Note 1)	Pro Forma Adjustments for this Offering (Note 2)	Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$784,081	-	$
Accounts receivable, net	643,902	-
Prepaid expenses and other current assets	529,690	-

Total current assets	1,957,673	-
Property and equipment, net	30,316	-

Total assets	$1,987,989	-	$

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$154,819	-
Loans from Parent	1,503,514	-
Accrued liabilities	127,431	-

Total liabilities	1,785,764	-
Equity:
Common Stock, $0.0001 par value, 100,000,000 authorized shares; 10,400,000 issued and outstanding shares on a pro forma basis	-	900
Additional paid-in capital	(698,557)	899,882
Retained Earnings (Deficit)	900,782	(900,782)

Total equity	202,225	-

Total liabilities and equity	$1,987,989	-	$

See notes to unaudited pro forma condensed combined financial statements

54

SRM

Unaudited Pro Forma Condensed Combined Statement of Operations

Nine Months Ended September 30, 2022

	Historical	Non-Offering Pro Forma Adjustments	Pro Forma Adjustments for this Offering	Combined Pro Forma

Revenue	$5,199,807			$
Cost of revenue	4,195,629
Gross profit	1,004,178
Operating expenses	(470,673)
Other Expenses	654
Net Income	$533,520			$
Pro forma net income per share:
Basic	N/A			$
Diluted	N/A			$
Pro forma weighted-average shares used to compute net income per share:
Basic	N/A
Diluted	N/A

See notes to unaudited pro forma condensed combined financial statements.

55

SRM

Unaudited Pro Forma Condensed Combined Statement of Operations

Year Ended December 31, 2021

	Historical	Non-Offering Pro Forma Adjustment	Pro Forma Adjustments for this Offering	Combined Pro Forma

Revenue	$2,665,827			$
Cost of revenue	2,110,395
Gross profit	555,432
Total operating expenses	(585,147)
Other Income	654
Net loss	$(29,061)			$		)
Pro forma net income per share:
Basic	N/A			$	()
Diluted	N/A			$	()
Pro forma weighted-average shares used to compute net income per share:
Basic	N/A
Diluted	N/A

See notes to unaudited pro forma condensed combined financial statements

56

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1—Adjustments to the unaudited pro forma condensed combined balance sheet

In December 2022, Jupiter Wellness exchanged all of the 2 outstanding ordinary shares of SRM Entertainment Limited (“SRM Limited”) to SRM Entertainment, Inc. a Nevada corporation (“SRM”) in exchange for 7,300,000 shares of Common Stock of SRM. Simultaneously, Jupiter will distribute 2,000,000 of these shares to shareholders and warrants holders. As a result, the Retained Earnings and Additional Paid in Capital (“APIC”) of SRM Limited are included in the APIC of SRM. The adjustment also includes 1,700,000 shares of SRM Common Stock issued to its founders.

Note 2—Adjustments to the unaudited pro forma condensed combined balance sheet

These adjustments reflect the proceeds from the Offering, net of fees and expenses and repayment of note payable to Jupiter Wellness.

Note 3—Adjustments to the unaudited pro forma condensed combined balance sheet

The pro forma weighted average shares used to compute income (loss) per share includes the 1,700,000 Founders shares, the 7,300,000 shares issued to Jupiter Wellness and           offering shares.

57

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with the section titled “Selected Combined Financial Data” and our combined financial statements and related notes included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the financial data included in the following discussion. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our future results and financial condition may differ materially from those we currently anticipate as a result of the factors we describe under the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

The combined pro forma financial statements include SRM Entertainment, Limited, a Hong Kong Special Administrative Region of the People’s Republic of China limited company (“SRM Limited”) and SRM Entertainment, Inc. a recently formed Nevada corporation (“SRM NV”) (collectively “SRM”). SRM supplies the amusement park industry with exclusive products that are intended to be sold in amusement parks. For over 30 years, SRM has developed, manufactured and supplied the amusement park industry with exclusive products that are often only available to consumers inside the relevant amusement park. SRM principally produces battery-operated products for theme parks and entertainment venues such as Disney Parks and Resorts, Disney Stores, Universal Resorts, SeaWorld, Sesame Place, Busch Gardens, Merlin Entertainment and Madison Square Garden. SRM has developed products in conjunction with suppliers of products for core licenses such as Harry Potter, Frozen, Marvel and Star Wars. SRM develops and distributes toys, plush and hydration products to retailers worldwide. SRM develops product strategies in order to bring product concepts to reality.

We both supply and have relationships with the amusement park industry and is a trusted toy and souvenir designer and developer, selling into the world’s largest theme parks and entertainment venues. For over 30 years, SRM has developed, manufactured and supplied the entertainment and amusement park industry with exclusive products such as toys, light up, plush, fans and much more. These exclusive products are often only available to consumers inside the relevant amusement park, entertainment venues, and theme hotels in the United States, China, Japan, and throughout the worldwide theme park industry. Theme parks during COVID-19 experienced significant declines in attendance, which the Company believes negatively impacted the Company sales. While these limitations have eased, we are unable to predict when such limitations will be entirely resolved.

Our Relationship with Jupiter Wellness

Following the completion of this offering, we expect Jupiter Wellness to continue to provide certain of the services described above on a transitional basis for a fee. These services will be provided under the separation agreement described in “Certain Relationships and Related Party Transactions—Relationship with Jupiter Wellness—Arrangements Between Jupiter Wellness and Our Company.” We generally expect to use the vast majority of these services for less than a year following the completion of this offering, depending on the type of the service and the location at which such service is provided. However, we may agree with Jupiter Wellness to extend the service periods for a limited amount of time (which period will not extend past the first anniversary of the distribution) or may terminate such service periods by providing prior written notice.

58

Following the completion of this offering, we will be subject to the reporting requirements of the Exchange Act. We will be required to establish procedures and practices as a stand-alone public company in order to comply with our obligations under the Exchange Act and related rules and regulations. As a result, we will incur additional costs, including internal audit, investor relations, stock administration and regulatory compliance costs. These additional costs may differ from the costs that were historically allocated to us from Jupiter Wellness. To operate as a stand-alone company, we expect to incur costs to replace certain services previously provided by Jupiter Wellness, which may be higher than those reflected in our historical combined financial statements.

Financial Statement Presentation

SRM Entertainment, Inc., the Registrant, had assets and liabilities and no operations prior to September 30, 2022. As such the financial statements presented herein represent the financial statements and results of operations of SRM Entertainment, Limited.

Components of Our Operating Results

Revenue

SRM has relationships with and supplies the amusement park industry with exclusive products such as toys, lights, fans and other items that are sold in amusement parks. SRM has developed, manufactured and supplied the amusement park industry with exclusive products that are often only available to consumers inside the relevant amusement park, entertainment venues and theme throughout the worldwide theme park industry. SRM has developed unique products in conjunction with suppliers of products for core licensed items for major well-known brands, themes, characters and movies.

Our revenue can vary based on a number of factors, including changes in average selling prices, end-user customer rebates and other channel sales incentives, uncertainties surrounding demand for our products and allowances for estimated sales returns, including future pricing and/or potential discounts as a result of competition or in response to fluctuations of the U.S. dollar in our international markets, and related production level variances; changes in technology; and adoption of any future paid subscription service offerings.

We continue to experience robust demand across all regions for our SRM products. We believe this demand will lead to an increase in absolute dollars in revenues as our customer base continues to grow. Furthermore, we expect that as we introduce more features to our product lines, we expect to increase revenue.

Cost of Revenue

Cost of revenue consists of both product costs and costs of service. Product costs primarily consist of: the cost of finished products from our third-party manufacturers; overhead costs, including purchasing, product planning, inventory control, warehousing and distribution logistics, third-party software licensing fees, inbound freight, warranty costs associated with returned goods, royalties to third parties; and amortization expense of certain acquired intangibles. Cost of service consists of cost attributable to sales staff and independent sales staff. In addition, cost of service also consists of the provision and maintenance of our cloud-based platform, including storage, and security and computing.

Our cost of revenue as a percentage of revenue can vary based upon a number of factors, including those that may affect our revenue set forth above and factors that may affect our cost of revenue, including, without limitation: fluctuation in foreign exchange rates and changes in our cost of goods sold due to fluctuations in prices paid for components, net of vendor rebates, warranty and overhead costs, inbound freight and duty product conversion costs, and amortization of acquired intangibles. We outsource our manufacturing, warehousing and distribution logistics. We believe this outsourcing strategy allows us to better manage our product and services costs and gross margin.

We expect that revenue derived from future subscription service plans will increase as a percentage of our revenue in the future, which may have a positive impact on our gross margin. From time to time, however, we may experience fluctuations in our gross margin as a result of the factors discussed above.

59

General and Administrative

General and administrative expense consists primarily of personnel-related expense for certain executives, finance and accounting, human resources, information technology, professional fees, facility overhead, sales and marketing and other general corporate expense. We expect our general and administrative expense to increase in absolute dollars primarily as a result of the increased costs associated with being a stand-alone public company. However, we also expect our general and administrative expense to fluctuate as a percentage of our revenue in future periods based on fluctuations in our revenue and the timing of such expense.

Other Income (Expense), Net

Other income (expense), net primarily represents gains and losses on transactions denominated in foreign currencies and other miscellaneous income and expense.

Income Taxes

Our business has historically been included in Jupiter Wellness’s consolidated U.S. federal income tax return. We have adopted the separate return approach for the purpose of the SRM financial statements. The income tax provisions and related deferred tax assets and liabilities that have been reflected in our historical combined financial statements have been estimated as if we were a separate taxpayer. The historic operations of the SRM business reflect a separate return approach for each jurisdiction in which SRM had presence and Jupiter Wellness filed a tax return. We record a provision for income taxes for the anticipated tax consequences of the reported results of operations using the asset and liability method. Under this method, we recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. To effect the separation of the SRM business from Jupiter Wellness’s other businesses, there will be changes to the organizational structure of the business, which will not impact our historical financial statements.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. As we expand internationally, we will face increased complexity in determining the appropriate tax jurisdictions for revenue and expense items which may differ from that of Jupiter Wellness. Our policy is to adjust these reserves when facts and circumstances change, such as the closing of a tax audit or refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results. The provision for income taxes includes the effects of any accruals that we believe are appropriate, as well as the related net interest and penalties.

On December 22, 2017, the Tax Act was signed into law, making significant changes to the Code. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings. The recently enacted Tax Act significantly changed how the United States taxes corporations. At this time, significant judgment is required in implementing the law due to the lack of sufficient interpretive guidance from the U.S. or state regulatory bodies and standards settings bodies. Computations required are complex and data-intensive. The amounts reported as of December 31, 2017 are provisional based on the uncertainty discussed above. As we complete our analysis and prepare necessary data, and interpret any additional guidance, we will adjust our calculations and provisional amounts that we have recorded in our tax provision. Any such adjustments may materially impact our provision for income taxes in our financial statements.

Fiscal Periods

Our fiscal year begins on January 1 of the year stated and ends on December 31 of the same year. We report our results on a calendar quarter basis.

60

Results of Operations

We operate as one operating and reportable segment. The following table sets forth, for the periods presented, the condensed combined Balance Sheets and Statements of Operations, which we derived from the accompanying financial statements:

Condensed Combined Balance Sheets

	Nine Months Ended September 30,		Year ended December 31,
	2022	2021	2021	2020
	(Unaudited)	(Unaudited)
Assets
Cash	$784,081	$237,272	$515,373	$70,101
Account receivable	643,902	573,566	661,464	241,511
Prepaid expenses and deposits	529,690	369,538	606,858	22,646
Other current assets	-	-	27,304	119,916
Total current assets	1,957,673	1,180,376	1,810,999	454,174

Property & Equipment	30,316	7,381	7,381	-
Total assets	$1,987,989	$1,187,757	$1,818,380	$454,174

Liabilities and Shareholders’ Equity
Accounts Payable	$154,819	$435,569	$532,898	$683,086
Loans from Parent	1,503,514	820,337	1,502,621	-
Accrued liabilities	127,431	73,099	114,156	73,322
Total current Liabilities	1,785,464	1,329,005	2,149,675	756,408

Common Stock, $0.1287 par value, 2 ordinary shares issued and outstanding as of December 31, 2021 and 2020	-	-	-	-
Additional paid-in capital	(698,557)	(698,557)	(698,557)	(698,557)
Retained Earnings/Accumulated deficits	900,782	557,309	367,262	396,323
Total Shareholders’ Equity	202,225	(141,248)	(331,295)	(302,234)

Total Liabilities and Shareholders’ Equity	$1,987,989	$1,187,757	$1,818,380	$454,174

61

Condensed Combined Statements of Operations

	Nine Months Ended September 30,		Year ended December 31,
	2022	2021	2021	2020
Revenue
Sales	$5,199,807	$1,183,550	$2,665,827	$2,958,199
Cost of Sales	4,195,629	984,483	2,110,395	2,153,407
Gross profit	1,004,178	199,067	555,432	804,792

Operating expense
General and administrative expenses	470,673	38,735	585,147	1,391,777
Total operating expense	470,673	38,735	585,147	1,391,777
Other income Interest income, net	15	654	654	-
Net operating income (loss)	$533,520	$160,986	$(29,061)	$(586,985)
Condensed Statements of Operations

Comparison of the Nine Months Ended September 30, 2022 and 2021

Revenues

Revenue for the nine months ended September 30, 2022 and 2021 were $5,199,807 and $1,183,550, respectively, an increase of $4,016,257 or 339% compared to the prior year period. The increase was primarily driven by the reopening of the theme parks which had been shut down during the Covid-19 pandemic.

Cost of Revenue and Gross Margin

The cost of goods sold for the nine months ended September 30, 2022 and 2021 were $4,195,629 and $984,483, respectively representing a 19% and 17% gross margin respectively.

Cost of revenue increased for the nine months ended September 30, 2022 due to revenue growth compared to the prior year period, while achieving a slightly higher gross margin.

General and Administrative

General and administrative expense for the nine months ended September 30, 2022 and 2021 were $470,673 and $38,735, respectively. The increase is primarily due to increased sales and associated costs and personnel-related expenditures to handle the increase in sales volume.

Comparison of the Fiscal Year Ended 2021 and 2020

Revenue

Revenue for the year ended December 31, 2021 and 2020 were $2,665,827 and $2,958,199, respectively. Revenue decreased 10% for the year ended December 31, 2021 compared to the prior year. The decrease is due to the Covid-19 pandemic beginning in later portion of 2020 continuing through 2021.

Cost of Revenue and Gross Margin

Cost of revenue for the year ended December 31, 2021 and 2020 were $2,110,395 and $2,153,407, representing a 21% and 27% gross margin, respectively. Decreases for the year ended December 31, 2021 were due primarily to the revenue decrease compared to the prior year. Gross margin were slightly lower in 2021 due to factory start-up costs related to their closure from the Covid-19 pandemic and continued into 2022.

62

Liquidity and Capital Resources

Historically, our operations have participated in cash management and funding arrangements managed by Jupiter Wellness. Cash flows related to financing activities primarily reflect changes in the balance of the note payable to Jupiter. Other than those that are in SRM designated legal entities, Jupiter Wellness’s cash has not been assigned to us for any of the periods presented because those cash balances are not directly attributable to us. Cash and cash equivalents presented in the combined balance sheets represent amounts pertaining to designated SRM legal entities only. Our cash and cash equivalents balance increased from $70,101 as of December 31, 2020 to $515,373 as of December 31, 2021 and from $237,272 as of September 30, 2021 to $784,081 as of September 30, 2022. Cash generated from operations was $293,393 for the nine months ended September 30, 2022. Cash provided from operations was $452,653 for the year ended December 31, 2021 compared to cash used in operations of $108,384 for the year ended December 31, 2020 due primarily to decreased overhead and general and administrative costs. Currently, we are dependent on Jupiter Wellness for our continued support to fund our operations, without which we may need to curtail our operations. In addition, Jupiter Wellness currently intends to use reasonable efforts to provide us such funding as may be necessary to permit us to fund our operations while we are a wholly owned subsidiary of Jupiter Wellness. This support is expected to terminate on the earliest of: (i) the time immediately prior to the completion of this offering and (ii) the time immediately prior to the completion of a distribution of shares of our Common Stock held by Jupiter Wellness to its stockholders.

Following the separation from Jupiter Wellness, our capital structure and sources of liquidity will change significantly from our historical capital structure. Subsequent to the separation, we will no longer participate in cash management and funding arrangements managed by Jupiter Wellness. Following the separation, we expect to use cash flows generated from operations, together with our estimated net proceeds of $6.1 million from the sale of our Common Stock in this offering (refer to “Use of Proceeds” for the expected use of such net proceeds), as our primary sources of liquidity. Based on our current plans and market conditions, we believe that such sources of liquidity will be sufficient to satisfy our anticipated cash requirements for at least the next 12 months. However, we may require or desire additional funds to support our operating expenses and capital requirements or for other purposes, such as acquisitions, and may seek to raise such additional funds through public or private equity or debt financing or from other sources. We cannot assure you that additional financing will be available at all or that, if available, such financing would be obtainable on terms favorable to us and would not be dilutive. Our future liquidity and cash requirements will depend on numerous factors, including the introduction of new products and potential acquisitions of related businesses.

Cash Flow

The following table presents our cash flows for the periods presented.

Condensed Statement of Cash Flow

	Nine Months Ended September 30,		Year ended December 31,
	2022	2021	2021	2020

Net cash flows provided by (used in) operating activities	$293,393	$174,552	$452,653	$(108,384)
Net cash used in investing activities	(24,685)	(7,381)	(7,381)	-
Net cash flows provided by (used in) financing activities	-	-	-	-
Increase (decrease) in cash	$268,708	$167,171	$445,272	$(108,384)

Net cash provided by operating activities was $293,393 for the nine months ended September 30, 2022 due primarily to increase in accounts related to the increase in sales which was partially offset by decrease in prepaid deposits and increase in payables. There were $24,685 in purchases of fixed assets in the nine months ending September 30, 2022.

63

Net cash provided from operating activities was $452,653 for the year ended December 31, 2021, due primarily to increased working capital demands and related increases in debt to Jupiter Wellness offset by decreases in prepaid expenses and deposits, accounts receivable and accounts payable. Net cash used in operating activities was $108,384 for the year ended December 31, 2020, due primarily to net losses of $586,985 primarily offset by collections of accounts receivable.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our unaudited financial statements for the year ended December 31, 2021 and 2020 and audited financial statements for the year ended December 31, 2021 and 2020, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and the rules and regulations of the Securities and Exchange Commission. The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenue generated, and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and are expressed in United States Dollars. Significant accounting policies are summarized below:

Revenue Recognition

The Company generates its revenue from the sale of its products directly to the end user or distributor (collectively the “customer”).

The Company recognizes revenues by applying the following steps in accordance with FASB Accounting Standards Codification 606 “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

●	identify the contract with a customer;

●	identify the performance obligations in the contract;

●	determine the transaction price;

●	allocate the transaction price to performance obligations in the contract; and

●	recognize revenue as the performance obligation is satisfied.

The Company’s performance obligations are satisfied when goods or products are shipped on an FOB shipping point basis as title passes when shipped. Our product is generally paid in advance of shipment or standard net 30 days and we offer no specific right of return, refund or warranty related to our products except for cases of defective products of which there have been none to date.

64

Allowances for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We regularly perform credit evaluations of our customers’ financial condition and consider factors, such as historical experience, credit quality, age of the accounts receivable balances and geographic or country-specific risks and economic conditions that may affect a customer’s ability to pay. We review the allowance for doubtful accounts quarterly and adjust it if necessary based on our assessments of our customers’ ability to pay. If the financial condition of our customers should deteriorate or if actual defaults are higher than our historical experience, additional allowances may be required, which could have an adverse impact on operating expenses.

Valuation of Inventory

Inventories are stated at the lower of cost or market. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold. Inventory is based upon the average cost method of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-Lived Assets

We evaluate long-lived assets (including intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset is expected to generate.

Investments Held-to-Maturity

Investments that the Company’s management has the “positive intent and ability” to hold through maturity are classified and accounted for as hold-to-maturity investments (“HTM”). HTM investments are carried at amortized cost in the financial statements. For investments classified as HTM, no unrealized gains and losses will be recognized in financial statements.

Cash

We consider all short-term investments with a maturity of three months or less when purchased to be cash and equivalents for purposes of the statement of cash flows. There were no cash equivalents as December 31, 2021 and 2020.

Foreign Currency Translation

Assets and liabilities in foreign currencies are translated using the exchange rate at the balance sheet date, while revenue and expense accounts are translated at the average exchange rates prevailing during the period. Equity accounts are translated at historical exchange rates. Gains and losses from foreign currency transactions and translation for the years ended December 31, 2021 and 2010 and the cumulative translation gains and losses as of December 31, 2021 and 2020 were not material.

Accounts Receivable

Accounts receivable are generated from sales of the Company’s products. The Company provides an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of December 31, 2020 the Company recorded an allowance of $118,761 against accounts receivable acquired in connection with the acquisition of SRM Entertainment and as of December 31, 2021, the Company had recognized no additional allowance for doubtful collections.

65

Income Taxes

We account for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on recognition, classification, interest and penalties, accounting in interim period, disclosure and transition. We were incorporated on April 22, 2022, and as such, the Company has not yet filed any tax returns.

Recent Accounting Pronouncements

For a complete description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on financial condition and results of operations, refer to Note 1, The Company, Basis of Presentation and Summary of Significant Accounting Policies, in Notes to Financial Statements.

Emerging Growth Company Status

As an “emerging growth company,” under the JOBS Act, we are allowed to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, unless we otherwise irrevocably elect not to avail ourselves of this exemption. While we have not made such an irrevocable election, we have not delayed the adoption of any applicable accounting standards.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Translation

Assets and liabilities in foreign currencies are translated using the exchange rate at the balance sheet date, while revenue and expense accounts are translated at the average exchange rates prevailing during the period. Equity accounts are translated at historical exchange rates. Gains and losses from foreign currency transactions and translation for the years ended December 31, 2021 and 2020 and the cumulative translation gains and losses as of December 31, 2021 and 2020 were not material.

66

BUSINESS

SRM Entertainment, Inc.:

SRM is a trusted toy and souvenir designer and developer, selling into the world’s largest theme parks and entertainment venues.

Our business is built on the principle that almost everyone is a fan of something and the evolution of pop culture is leading to increasing opportunities for fan loyalty. We create whimsical, fun and unique products that enable fans to express their affinity for their favorite “something”—whether it is a movie, TV show, favorite celebrity, or favorite restaurant. We infuse our distinct designs and aesthetic sensibility into a wide variety of product categories, including figures, plush, accessories, apparel, and homewares. With our unique style, expertise in pop culture, broad product distribution and highly accessible price points, we have developed a passionate following for our products that has underpinned our growth. We believe we sit at the nexus of pop culture—content providers value us for our broad network of retail customers, retailers value us for our portfolio of pop culture products and pop culture insights, and consumers value us for our distinct, stylized products and the content they represent.

Pop culture pervades modern life and almost everyone is a fan of something. Today, more quality content is available and technology innovation has made content accessible anytime, anywhere. As a result, the breadth and depth of pop culture fandom resembles, and in many cases exceeds, the type of fandom previously associated only with sports. Everyday interactions at home, work or with friends are increasingly influenced by pop culture.

We have invested strategically in our relationships with key constituents in pop culture. Content providers value us for our broad network of retail customers and retailers value us for our pop culture products, pop culture insights and ability to drive consumer traffic. Consumers, who value us for our distinct, stylized products, remain at the center of everything we do.

Content Providers: We have licensing relationships with many established content providers, and our products appear in venues such as Walt Disney Parks and Resorts, Universal Studios, SeaWorld, Six Flags, Great Wolf Lodge, Dollywood and Merlin Entertainment. We currently have licenses with Smurfs and Zoonicorn LLC, from which we can create multiple products based on each character within. Content providers trust us to create unique, stylized extensions of their intellectual property that extend the relevance of their content with consumers through ongoing engagement, helping to maximize the lifetime value of their content.

Retail Channels: We can provide our retail customers a customized product mix designed to appeal to their particular customer bases. Theme parks and the entertainment industry recognize the opportunity presented by the demand for pop culture products and are continuing to dedicate space to our products and the pop culture category. We believe meaningful traffic to our products will continue because our products have their own built-in fan base, are refreshed regularly creating a “treasure hunt” shopping experience for consumers and are often supplemented with exclusive products that are at the forefront of pop culture.

Consumers: Fans are increasingly looking for ways to express their affinity for and engage with their favorite pop culture content. Over time, many of our consumers evolve from occasional buyers to more frequent purchasers, whom we categorize as enthusiasts or collectors. We create products to appeal to a broad array of fans across consumer demographic groups—men, women, boys and girls—not a single, narrow demographic. We currently offer an array of products that sell across several categories. Our products are generally priced between $2.50 and $50.00, which allows our diverse consumer base to express their fandom frequently and impulsively. We continue to introduce innovative products designed to facilitate fan engagement at different price points and styles.

We have developed a nimble and low-fixed cost production model. The strength of our management team and relationships with content providers, retailers and third-party manufacturers allows us to move from product concept to a new product tactfully. As a result, we can dynamically manage our business to balance current content releases and pop culture trends with timeless content based on classic movies, such as Harry Potter or Star Wars. This has allowed us to deliver significant growth while lessening our dependence on individual content releases.

Our History

SRM Entertainment, Limited was incorporated in Hong Kong on January 14, 1981. Jupiter Wellness acquired SRM Entertainment Limited in November 2019. In April 2022, the Company was formed to acquire SRM Entertainment Limited. SRM supplies the amusement park industry with exclusive products that are intended to be sold in amusement parks. For over 30 years, SRM has developed, manufactured and supplied the amusement park industry with exclusive products that are often only available to consumers inside the relevant amusement park. SRM principally produces battery-operated products for theme parks and entertainment venues such as Disney Parks and Resorts, Disney Stores, Universal Resorts, SeaWorld, Sesame Place, Busch Gardens, Merlin Entertainment and Madison Square Garden. SRM has developed products in conjunction with suppliers of products for core licenses such as Harry Potter, Frozen, Marvel and Star Wars. SRM develops and distributes toys, plush and hydration products to retailers worldwide. SRM develops product strategies in order to bring product concepts to reality.

The pop culture industry is being driven by several major forces. Technology advances have made it easier to access, consume and engage with content. Content providers have produced more quality content to drive fan engagement, often with a focus on franchise driven products. Dedicated, active and enduring fan bases have emerged across the pop culture landscape. These fans seek out opportunities to interact with their favorite content and with like-minded fans through social media and content-centric experiences. At the same time, social norms have shifted, making fandom culturally accepted and mainstream. These trends reinforce one another leading to a substantial increase in pop culture fandom and to significant growth in the industry.

67

We both supply and have relationships with the amusement park industry. We sell exclusive products such as toys, light up, plush, fans and so much more. These exclusive products are often only available to consumers inside the relevant amusement park, entertainment venues, and theme hotels in the United States, China, Japan, and throughout the worldwide theme park industry.

Our Market Opportunity

We believe the small business and government segments represent additional growth areas for us and we believe we are well-positioned to benefit from this large market.

In addition to global expansion opportunities, we believe we are well-positioned to extend our current market leadership to the broader market as we continue to launch new product lines and services.

How We Plan to Grow

Our goal is to continue to develop innovative products and concepts alongside well-known brands and licensed trademarks. The key elements of our growth strategy to achieve this goal is to enter expanding categories of product, and develop and grow the licensed Sip with Me line of hydration products to be designed and sold into retail outlets, theme parks worldwide.

We are positioning SRM to capture new market share in the global toy market. Our branded products are designed to educate through interactive content fostering, social and emotional growth, health and wellness, and love and respect for the environment and all creatures. We sell toys for franchises such as the Wizarding World of Harry Potter, Star Wars, Avatar, Men in Black, Transformers, Despicable Me, Nintendo, Sesame Street, and Toy Story. In addition, we are currently developing new product lines for Smurfs and Zoonicorn franchises. The market for our products grew 8.5% YOY in 2021.

SRM is currently in the research and development stage of exploring the developmental idea of adding Smart Toy technology sometimes referred to as AR (Augmented Reality) features to our products whereby users will perceive the real world with the addition of computer-generated images that are overlaid on specific objects. With AR, users employ a device that is equipped with a camera, such as a smartphone or a tablet, the camera scans the environment, feeding the application’s image recognition capability. The application’s AR content is triggered when specific images are recognized, such as QR codes, borders, faces, locations and names.

Our core business opportunities are to continue selling and developing innovative products for theme parks and current customers, adding licensed character hydration and dinnerware from Smurfs and Zoonicorn set to current assortments.

Long-term Growth Strategy. We plan to further develop the Sip with Me product assortment by adding light up drinkware, stainless water bottles, plush back packs, melamine, and vinyl figures. We have signed license agreements with Smurfs and Zoonicorn for our Sip with Me product assortments to sell in retail markets beginning in 2023. Our marketing goals include animal character products creating a “collect all” mentality and distributing Sip with Me and other product assortments to gift representative groups nationally.

Recent annual revenues were $2,665,827 in 2021 and $2,958,199 in 2020. Through September 30, 2022 sales have been $3,682,261. Sales were negatively impacted by the pandemic closures of theme parks in 2020 and 2021 and have improved in 2022. We plan to sell our proprietary brands and designs into new channels: mass market, fast food chains, convenience stores, niche venues and museums, and restaurants.

68

We plan to grow brand awareness for SRM products through direct and indirect marketing and form a lasting relationship with our end-users throughout their journey from product discovery through the entire lifecycle of ownership. We also plan on developing new sales channels, in addition to our current retail footprint, to address commercial vertical opportunities beyond the theme-park and entertainment industry.

Industry Overview

We believe the two largest United States toy companies, Mattel and Hasbro, collectively hold a dominant share of the domestic non-video toy market. In addition, hundreds of smaller companies compete in the design and development of new toys, the procurement of character and product licenses, and the improvement and expansion of previously introduced products and product lines.

Over the past few years, the toy industry has experienced substantial consolidation among both toy companies and toy retailers. We believe that the ongoing consolidation of toy companies provides us with increased growth opportunities due to retailers’ desire to not be entirely dependent upon a few dominant toy companies. Retailer concentration also enables us to ship products, manage account relationships and track point of sale information more effectively and efficiently.

Products

Our current products principally fall within the following product categories:

●	Plush Products. Our plush products are soft-sculpt figures that blend licensed content with our distinctive designs to create an array of product lines, intended for consumers of all ages.

●	Accessories. Our accessories products mix pop culture fandom with functionality, and feature everything from notebooks to lanyards and keychains, all based on our unique designs.

●	Other. We also produce products in certain other categories, primarily homewares (including drinkware, party lights and other home accessories).

Product Development

SRM’s strategic direction centers around product design and development centered on the commercialization and marketability of innovative ideas created through SRM’s passion for imagining concepts for our licensors and brand partners.

SRM’s objective is to optimize its marketability, function, value and appearance for the benefit of the consumer end user. From concept and prototyping, through design-for-manufacture, special attention is paid to a product’s utility, ease of use, lowest cost bill of materials, and how it “communicates” its features and benefits through design. The combined experience and expertise of the Company’s team spans many high-demand categories including hydration, and toys.

SRM’s product and development team is led by Debbie McDaniel-Hand, Rebecca Mercado, and Taft Flittner, who have over thirty years of combined industry experience.

We are currently researching new factory opportunities for additional flexibility in production and piece types, along with researching opportunities in fulfillment warehouses to advance generic product distribution.

Manufacturing and Logistics

We utilize third-party manufacturers in China, which we chose on the basis of performance, capacity, capability and price. The use of third-party manufacturers enables us to avoid incurring fixed manufacturing costs, while maximizing flexibility, capacity and capability. Though our manufacturing base has diversified over time as we have grown our sales and expanded our product offerings, we have historically concentrated production with a small number of manufacturers and factories as part of a continuing effort to monitor quality, reduce manufacturing costs and ensure speed to market. Products developed by SRM are shipped directly to the theme park without warehousing at the Company’s facilities. Our employees, Rebecca Mercado and Debbie McDaniel-Hand are responsible for our product and packaging design.

We base our production schedules for products on our internal forecasts, taking into account historical trends of similar products and properties, current market information and communications with customers, and purchase orders. The accuracy of our forecasts is affected by consumer acceptance of our products, which is based on the strength of the underlying licensed property, the strength of competing products, the marketing strategies of retailers, changes in buying patterns of both our retail customers and our consumers, and overall economic conditions. Unexpected changes in these factors could result in a lack of product availability or excess inventory of a particular product.

Although we do not conduct the day-to-day manufacturing of our products, we seek to ensure quality control by actively reviewing the production process and testing the products produced by our manufacturers. We utilize third-party quality control inspectors who rotate among our manufacturers’ factories to engineer the quality control process prior to production, provide quality assurance oversight during production and sample finished goods to validate the quality control process.

In addition to quality control testing, safety testing of our products is done by independent third-party testing laboratories. Safety testing is designed to meet or exceed regulations imposed by federal and state governments, as well as applicable international governmental authorities, our retail partners and content providers. In addition, independent laboratories engaged by some of our larger customers and content providers test certain of our products as well as the factories in which they are produced.

For more information, see “Risk Factors—Risks Related to Our Business—Our use of third-party manufacturers to produce our products presents risks to our business.”

69

Sales

We sell our products to a diverse network of customers throughout the world. Domestically, we sell our products to specialty theme parks and retailers in the entertainment industry. We plan to target new or sales channels, including mass market, fast food chains, convenience stores, niche venues and museums, and restaurants. We maintain a full-time sales staff, many of whom make on-site visits to our customers for the purpose of showing products and soliciting orders. Many of our retail customers view us as experts in toy design, in some cases, we help manage their growing pop culture category within our featured theme and amusement park clients, providing a curated experience by catering to their particular customer bases. For example, we can curate products based on popular movies and characters. We believe this creates a mutually beneficial relationship between us and our retail customers by providing us with an opportunity to enhance the productivity of the pop culture category within their locations, which may also result in expanded shelf space for our products. In addition to our 40 individual sales representatives, we also have 10 sales representative groups we retain to sell and promote our products.

As discussed above, we contract the manufacture of most of our products to third-party unaffiliated manufacturers primarily located in China.

Intellectual Property

We have the license for use of various trademarks, trade names and service marks in our business, including the trademarked name, Sip with Me Characters™. In addition, we have license agreements which includes, but is not limited to Smurfs, Zoonicorn, and Sip with Me. SRM customarily seeks trademark, copyright, and/or patent protection covering its products, and it owns or has applications pending or registrations for U.S. and foreign trademarks, copyrights, and patents covering many of its products. Although a number of these trademarks, copyrights, and patents relate to product lines that are significant to SRM’s business and operations, SRM does not believe it is dependent on a single trademark, copyright, or patent. SRM believes its rights to these properties are adequately protected, but there can be no assurance that its rights can be successfully asserted in the future or will not be invalidated, circumvented, or challenged.

For more information, see “Risk Factors—Risks Related to Our Business—”SRM faces risks related to protecting its proprietary intellectual property and information and is subject to third-party claims that SRM is infringing on their intellectual property rights, either of which could adversely affect SRM’s business, financial condition, and results of operations.”

Competition

We have an experienced and collaborative team that has created and maintained relationships with some of the most desired theme and amusement parks in the world. However, competition in the toy industry is intense. Many of our competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources than we do. We anticipate that current and potential competitors will also intensify their efforts to penetrate our target markets. We also increasingly compete with large toy companies for shelf space at leading mass market and other retailers. We also compete with numerous smaller domestic and foreign collectible product designers and manufacturers in each of our product categories. In each of our product lines we compete against one or all of the following companies: Funko, Jazwares, and Light up Toys.  Competition is based primarily on the quality of the design and perceived value of our products, our price points, our license portfolio and our ability to bring new products to market quickly.

For additional information, see “Risk Factors—Risks Related to Our Business— “High levels of competition and low barriers to entry make it difficult to achieve, maintain, or build upon the success of SRM’s brands, products, and product lines.”

Marketing

SRM supports its product lines with extensive advertising. Advertising takes place at varying levels throughout the year and peaks during the traditional holiday season. Advertising includes catalogues, tradeshows, websites, and will include social media. SRM plans to build its Sip with Me brand by establishing a social media presence to create content for consumers.

Employees

As of December 12, 2022, we employed 6 full-time employees. We also employ part-time employees as needed. We employed 4 people in the United States and 2 people in Hong Kong. None of our employees are represented by a labor union or are party to a collective bargaining agreement, and we have had no labor-related work stoppages. We believe that we have good relationships with our employees.

Our culture, mission and core values are a critical part of our success. Our culture is built on a foundation that encourages creativity through entrepreneurship, diversity, empowerment, ethics and open dialogue to continually innovate and improve our technology, solutions, brand and partnerships. We continue to recruit and hire exceptionally talented, diverse and ethical employees and are proud of the company culture we have been able to build. We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. As of October 11, 2022, we had 6 full-time employees.

70

Government Regulation

Our products sold in the United States are subject to the provisions of the Consumer Product Safety Act, or the CPSA, the Federal Hazardous Substances Act, or the FHSA, the Consumer Product Safety Improvement Act of 2008, or the CPSIA and the Flammable Fabrics Act, or the FFA, and the regulations promulgated pursuant to such statutes. These statutes and the related regulations ban from the market any consumer products that fail to comply with applicable product safety laws, regulations, and standards. The Consumer Product Safety Commission may require the recall, repurchase, replacement, or repair of any such banned products or products that otherwise create a substantial risk of injury and may seek penalties for regulatory noncompliance under certain circumstances. Similar laws exist in some U.S. states and our products sold worldwide are subject to the provisions of similar laws and regulations in many jurisdictions, including Canada, Australia, Europe and Asia.

We employ testing and other procedures intended to maintain compliance with the CPSA, the FHSA, the CPSIA, the FFA, other applicable domestic and international product standards, as well as our own standards and those of some of our larger retail customers and licensors. Nonetheless, there can be no assurance that our products are or will be hazard free, and we may in the future experience issues in products that result in recalls, withdrawals, or replacements of products. A product recall could have a material adverse effect on our results of operations and financial condition, depending on the product affected by the recall and the extent of the recall efforts required. A product recall could also negatively affect our reputation and the sales of other SRM products. See “Risk Factors—Risks Related to Our Business— We could be subject to future product liability suits or product recalls which could have a significant adverse effect on our financial condition and results of operations.”

We are subject to various other federal, state, local and international laws and regulations applicable to our business, including export controls, and have established processes for compliance with these laws and regulations.

Facilities

We currently utilize office space leased by Jupiter Wellness on a month-to-month basis at no cost. The office is located at 1061 E. Indiantown Rd., Ste. 110, Jupiter, FL 33477 and consists of approximately 6,908 square feet. In the future, we may lease office space, warehouse and/or distribution facility.

We believe that our facilities are adequate for our needs and believe that we should be able to renew any of the above leases or secure similar property without an adverse impact on our operations.

Legal Proceedings

We may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations and financial condition.

71

MANAGEMENT

Executive Officers Following this Offering

While some of the individuals who are expected to serve as SRM’s executive officers are currently officers and employees of Jupiter Wellness, upon the separation, none of these individuals will continue to be employees or executive officers of Jupiter Wellness.

The following table sets forth information, as of December 12, 2022, regarding individuals who are expected to serve as SRM’s executive officers, including their positions following the completion of this offering.

Name	Age	Position(s)
Richard Miller	55	Chief Executive Officer and Director
Doug McKinnon	71	Chief Financial Officer
Taft Flittner	53	President
Debbie McDaniel-Hand	59	Vice President of Production Development and Operations
Brian John	55	Secretary and Chairman

Richard Miller, Chief Executive Officer and Director, has served as an Officer and Director of Jupiter Wellness, Inc. since October 2018 and served as Jupiter’s Chief Financial Officer from November 2018 until August 2019 as well as the Chief Operating Officer and Chief Compliance Officer. Mr. Miller has managed SRM since it was acquired by Jupiter Wellness in November 2020. Since 2003, Mr. Miller has served as president of Caro Consulting, Inc. a consulting firm that advises emerging growth companies. Over the last twenty years Mr. Miller has provided strategic advice to hundreds of companies across diverse industries. He has assisted C Level executives with expanding, financing and other challenges emerging companies face. Mr. Miller co-founded of Teeka Tan Suncare Products in 2004 and oversaw the development, design and launch of a diverse sun care product line along with the public offering of the company. He is an advocate for school safety and local schools through his grass roots group My School Counts.

Taft Flittner, President, has co-founded Options, Inc. in 1991 and served as its President until July 2021. Options was a successful manufacturer’s sales rep firm located in Orlando, Florida serviced the theme park industry along with South Eastern gift and sales marketplace. At Options, Mr. Flittner developed custom theme park products which included toys, gifts, souvenirs and confections. Options maintained approximately twenty sales associates and a showroom in AmericasMart located in Atlanta Georgia. Mr. Taft has served as President of SRM since 2021. In addition to his manufacturer’s sales firm, Mr. Flittner has developed many internationally known toys, souvenirs and gifts for the theme park industry. Mr. Flittner currently lives in Orlando, Florida with his wife and two boys.

Douglas O. McKinnon, Chief Financial Officer, has served as the Chief Financial officer of Jupiter Wellness, Inc. since August 15, 2019. Mr. McKinnon has served as the Chief Executive Officer of AppYea, Inc. since March 2016. Mr. McKinnon has served as a director of Surna, Inc. since March, 2014 and as Surna’s Executive Vice President and Chief Financial Officer since April, 2014. Prior to Surna, Inc., Mr. McKinnon served as Chief Executive Officer of 1st Resource Group, Inc. for four years. Mr. McKinnon’s 35+ year professional career includes financial, advisory and operation experience across a broad spectrum of industry sectors, including oil and gas, technology, cannabis and communications. He has served in C-level positions in both private and public sectors, including Chairman and CEO of an American-Stock-Exchange traded company, VP - Chief Administrative Officer of a $12-billion market cap Nasdaq-traded company for which the management team raised over $2.2 billion, CFO of several publicly-held US, Canadian and Australian companies, and CEO/CFO of various other private enterprises. Mr. McKinnon has functioned as the Chief Financial Officer of SRM  since it was acquired by Jupiter Wellness in November 2020. As an entrepreneur, Mr. McKinnon has been involved in organizations ranging from start-up companies using venture capital funding to publicly trade institutional backed companies. Additionally, Mr. McKinnon has extensive merger and acquisition, and turnaround experience.

Debbie McDaniel-Hand, Vice President of Product Development & Operations, has worked in the Theme Park Industry for over 35 years. Prior to joining SRM, Ms. Hand was with Universal Studios Theme Parks for more than 20 years. During that time, she managed hardline product development, served as a liaison for the merchandising office with marketing and sales, and was responsible for initiating universal sourcing. Ms. Hand has served in this capacity with SRM since March 2021. In addition, Ms. Hand customized and developed items, learning manufacturing processes, and built relationships with different production factories worldwide. Before joining Universal Studios, she was with Anheuser Busch Theme Parks and SeaWorld Orlando for more than 10 years. She was the hardline buyer overseeing purchasing of gifts, toys and products for all sales stores. Ms. Hand currently lives with her husband in Orlando, Florida.

Brian S. John, Secretary and Chairman, has served as Chief Executive Officer of Jupiter Wellness, Inc. since October 2018. For the past 20 years, Brian has been an investor and advisor to companies around the globe. He is the founder of Caro Partners, LLC, a financial consulting firm specializing in assisting emerging growth companies primarily in the sub- $100 million space, and has worked with hundreds of companies in dozens of countries over the last 25 years. Mr. John was the Chief Executive Officer of Teeka Tan Products Inc., a sun care company he co-founded in 2004 and later sold. He also serves on the board of directors of The Learning Center at the Els Center of Excellence–a school for children with autism in Jupiter, Florida. Mr. John has served as Secretary of SRM since its inception. In August 2015, Mr. John voluntarily petitioned the United States Bankruptcy Court in the Southern District of Florida (case #15-24036-PGH) for personal bankruptcy under Chapter 7 of the United States bankruptcy Code. The debtor, Mr. John, was discharged in February 19, 2016 and the matter was terminated in April 2017. There were no allegations of fraud made in the proceedings.

72

DIRECTORS

Board of Directors Following this Offering

The following table sets forth information, as of December 12, 2022, regarding individuals who are expected to serve as SRM’s directors following the completion of this offering.

Name	Age	Position(s)
Richard Miller	55	Director
Brian John	55	Chairman
Gary Herman	58	Independent Director
Chris Melton	51	Independent Director
Hans Haywood	54	Independent Director

Brian S. John. See biography above in the section “Management.” Mr. John has served as Chairman of the board of SRM since December 2022. We believe Mr. John’s extensive company strategy and oversight experience, along with his board experience makes him well-qualified to serve as a member and chairman of our board of directors.

Richard Miller. See biography above in the section “Management.” Mr. Miller has served as a member of the board of SRM since December 2022. We believe Mr. Miller’s extensive management and board experience makes him well-qualified to serve as a member of our board of directors.

Christopher Marc Melton, Director, has served as a director of the Company since December 2022 and has served as a director of Jupiter Wellness, Inc. since August 2019. Mr. Melton has served as director of SG Blocks, Inc. since November of 2011 and currently serves as the Audit Committee Chairman. From 2000 to 2008, Mr. Melton was a Portfolio Manager for Kingdon Capital Management (“Kingdon”) in New York City, where he ran in excess of $1 Billion book in media, telecom, and Japanese investment. Mr. Melton opened Kingdon’s office in Japan, where he set up a Japanese research company. From 1997 to 2000, Mr. Melton served as a Vice President at JPMorgan Investment Management as an equity research analyst, where he helped manage $1 Billion plus in REIT funds under management. Mr. Melton was a Senior Real Estate Equity Analyst at RREEF Funds in Chicago from 1995 to 1997. Mr. Melton is Principal and co-founder of Callegro Investments, a specialist land investor. He currently serves on several Public and Private Boards as well as Chairman of the Audit Committee of a Nasdaq listed company. Mr. Melton received his B.A. in Political Economy of Industrial Societies from University of California Berkeley. Mr. Melton has served as a board member of SRM since December 2022. We believe Mr. Melton’s extensive management and board experience makes him well-qualified to serve as a member of our board of directors.

73

Gary Herman, Director, has served as a Director of Jupiter Wellness, Inc. since March 2022. Mr. Herman’s affiliated investment funds have been focused on investments primarily in U.S. small and micro-cap companies. Since 2006 Mr. Herman has co-managed, Strategic Turnaround Equity Partners, LP (Cayman) and its affiliates which is focused on investments primarily in undervalued publicly-traded securities. From January 2011 to August 2013, Mr. Herman was a managing member of Abacoa Capital Management, LLC, which, through its fund, Abacoa Capital Master Fund, Limited focused on a Global-Macro investment strategy. From 2005-2020, Mr. Herman was affiliated with Arcadia Securities LLC, a New York based broker-dealer. From 1997 to 2002, he was an investment banker with Burnham Securities, Inc. Prior to this from 1993 to 1997, he was a managing partner of Kingshill Group, Inc., a merchant banking and financial advisory firm with offices in New York and Tokyo. He has a B.A. from the University at Albany, Rockefeller College of Public Affairs & Policy in Political Science and Minors in Business and Music, as well as attended New York Law School. His experience has included public and private boards, corporate officerships, advisory, capital raising and restructuring roles. Mr. Herman is a Private Pilot with an Instrument Rating. Mr. Herman has served as a board member of SRM since December 2022. We believe Mr. Herman’s extensive management and board experience makes him well-qualified to serve as a member of our board of directors.

Hans Haywood, Director, has served as a director of Jupiter Wellness Acquisition Corp. since September 2021, and is currently a principal of HKA Capital Advisors, a platform from which to offer consulting services and develop proprietary trading algorithms, which he founded in 2010. From May 2011 to April 2018 Mr. Haywood was the Co-Chief Investment Officer and a Director of Tempest Capital AG, a Zurich-based family office/private equity fund, responsible for structuring and making activist investments in the technology and natural resource sectors. From May 2009 to March 2011, Mr. Haywood was the Chief Investment Officer of Panda Global Advisors, an emerging markets oriented Global Macro fund with a focus on liquid assets, sovereign credit, interest rates, foreign exchange, equity and commodities, which he founded in 2011. From July 2005 to December 2007, Mr. Haywood was a Partner and Senior Portfolio Manager for Sailfish Capital Partners, a multi-strategy fund, where he co-founded and managed the fund’s global Emerging Markets strategy. From December 1997 to June 2005, he was a Managing director at Credit Suisse where he managed the firm’s proprietary credit portfolio and was jointly responsible for the creation of the firm’s customer-oriented trading platform. Mr. Haywood received a master’s degree in Chemical Engineering from Imperial College, University of London in 1990. Mr. Haywood has served as a board member of SRM since December 2022. We believe Mr. Haywood’s extensive management and board experience makes him well-qualified to serve as a member of our board of directors.

Family Relationships and Other Arrangements

There are no familial relationships or arrangements or understandings between or among our executive officers and directors pursuant to which any director or executive officer was or is to be selected as a director or executive officer.

74

Composition of Our Board of Directors

The Board, as a unified body and through its committee participation, will organize the execution of its monitoring and oversight roles. Our board of directors consist of five members, three of whom qualify as “independent” under the applicable rules of Nasdaq. Brian John serves as the Chairman of the board of directors of SRM.

When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.

Our amended and restated bylaws provide that the authorized number of directors may only be changed by a resolution adopted by a majority of our board of directors.

Committees of the Board of Directors

The standing committees of our board of directors are as described below.

Audit Committee

The Audit Committee will initially be composed of                       ,                                  , and                             will serve as the Chair of our Audit Committee. The Audit Committee will perform the duties set forth in its written charter, which will be available on our website upon effective date of the registration statement of which this prospectus forms a part. The primary responsibilities of the Audit Committee will include:

●	overseeing our financial reporting process, including the filing of financial reports; and
●	selecting independent auditors, evaluating their independence and performance and approving audit fees and services performed by them;
●	overseeing management’s establishment and maintenance of adequate systems of internal accounting and financial controls; and
●	reviewing the effectiveness of our legal and regulatory compliance programs.

Our board of directors has affirmatively determined that                         ,                           , and                         meet the definition of “independent director” for purposes of serving on an audit committee under Rule 10A-3 and Nasdaq rules. Our board of directors has determined that                               qualifies as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K.

Compensation Committee

The Compensation Committee will initially be composed of                        ,                        , and                            will serve as the Chair of our Compensation Committee. The Compensation Committee will perform the duties set forth in its written charter, which will be available on our website upon effective date of the registration statement of which this prospectus forms a part. The primary responsibilities of the Compensation Committee will include:

●	ensuring our executive compensation programs are appropriately competitive, supporting organizational objectives and stockholder interests and emphasizing pay for performance linkage;

●	evaluating and approving compensation and setting performance criteria for compensation programs for our chief executive officer and other executive officers; and

●	overseeing the implementation and administration of our compensation plans.

75

Currently, we expect that the Compensation Committee will be composed of three directors, all of whom will be “independent” under the applicable rules of Nasdaq.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will initially be composed of       ,         , and          . will serve as the Chair of our Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee will perform the duties set forth in its written charter, which will be available on our website upon effective date of the registration statement of which this prospectus forms a part. The primary responsibilities of the Nominating and Corporate Governance Committee will include:

●	recommending nominees for our board of directors and its committees;

●	recommending the size and composition of our board of directors and its committees;

●	reviewing our corporate governance guidelines, corporate charters and proposed amendments to our articles of incorporation and by-laws; and

●	reviewing and making recommendations to address stockholder proposals.

Currently, we expect that the Nominating and Corporate Governance Committee will be composed of three directors, all of whom will be “independent” under the applicable rules of Nasdaq.

Code of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors intends to adopt a code of business conduct and ethics, or “Code of Ethics,” which will apply to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The Code of Ethics will be available upon written request to our General Counsel or on our website at https://www.smentertainment.com/. If we amend or grant any waiver from a provision of our Code of Ethics that applies to our executive officers, we will publicly disclose such amendment or waiver on our website and as required by applicable law.

EXECUTIVE COMPENSATION

Summary Compensation Table

During the Company’s fiscal years ended December 31, 2021 and 2020, we paid the following aggregate salaries to their current executive officers:

Name and Principal Position	Year	Salary(1)	Stock Awards(2)	Option Awards(2)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation	Total

Debbie McDaniel-Hand,	2020	—	—	—	—	—	—
Vice President of Production Development and Operations	2021	$75,000	—	—	—	—	$75,000

Taft Flittner,	2020
President	2021	$41,667	—	—	—	—	$41,667

(1)	There were no management salaries in 2020.
(2)	There were no non-equity incentive plan compensation, option awards, nor stock awards in 2021 and 2020.

76

Compensatory Arrangements for Certain Executive Officers

SRM Entertainment has not yet entered into employment agreements with each of its executive officers, but intends to do so prior to the effective date of the registration statement of which this prospectus forms a part.

2022 Equity Incentive Plan

Prior to the completion of the offering, we intend to adopt the 2022 Equity Incentive Plan (the “2022 Plan”), which will be effective prior to this effective date of the registration statement of which prospectus forms a part,  and will have terms substantially as set forth below.

Purposes

The purposes of our 2022 Plan will be to attract and retain the best available personnel; to provide additional incentive to our employees, directors, and consultants and employees and consultants of our parent or subsidiaries; and to promote the success of our business.

Shares Subject to Our 2022 Plan

The number of shares of our Common Stock available for issuance under our 2022 Plan will be equal to 1,500,000 shares. The number of shares of our Common Stock reserved under our 2022 Plan will also include an annual increase on the first day of each fiscal year beginning on equal to the lesser of (1) % of our outstanding shares of Common Stock as of the last day of the immediately preceding fiscal year and (2) such number of shares as our board of directors may determine; provided, however, that such determination under clause (2) will be made no later than the last day of the immediately preceding fiscal year. The shares may be authorized, but unissued, or reacquired Common Stock. The foregoing share reserve, and the individual limits described below, are subject to adjustment in certain circumstances to prevent dilution or enlargement.

The shares of our Common Stock covered by any award that is forfeited, terminates, expires, lapses without being exercised or settles for cash will again become available for issuance under the 2022 Plan. With respect to any stock appreciation rights, the net shares issued will cease to be available under the 2022 Plan. With respect to any award, if the exercise price and/or tax withholding obligations are satisfied by delivering shares to us (by actual delivery or attestation), only the net shares delivered or attested to will cease to be available under the 2022 Plan. With respect to any award, if the exercise price and/or tax withholding obligations are satisfied by withholding shares otherwise issuable pursuant to the award, the shares that are withheld to satisfy those obligations will again become available for issuance under the 2022 Plan.

Administration

Our 2022 Plan will be administered by the board of directors (or such other committee of our board of directors as our board of directors may from time to time designate). Among other things, the Compensation Committee will have the authority to select individuals to whom awards may be granted, determine the types of awards (as well as the number of shares of Common Stock to be covered by each such award) granted, and determine and modify the terms and conditions of any such awards.

Eligibility

Awards may be granted to our directors, employees, and consultants or employees and consultants of any of our parents, subsidiaries, or affiliates. Incentive stock options may be granted only to persons who as of the time of grant are our employees or employees of any of our parents or subsidiaries.

77

Stock Options

Each option granted under our 2022 Plan will be evidenced by an award agreement specifying the number of shares subject to the option and the other terms and conditions of the option. The exercise price per share of each option may not be less than the fair market value of a share of our Common Stock on the date of grant (except if granted pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the tax code). However, any incentive stock option granted to a person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all of our classes of stock or any of our parent or subsidiary corporations must have an exercise price per share equal to at least 110% of the fair market value of a share on the date of grant. The aggregate fair market value of the shares (determined on the grant date) covered by incentive stock options which first become exercisable by any participant during any calendar year also may not exceed $100,000.

Options will be exercisable at such times and under such conditions as the administrator determines and as set forth in the award agreement. Unless otherwise provided in the award agreement, an option subject to only time-based vesting will become fully vested upon termination of a participant’s service for retirement, disability, or death. Our 2022 Plan provides that the administrator will determine the acceptable form(s) of consideration for exercising an option. An option will be deemed exercised when we receive the notice of exercise and full payment for the shares to be exercised, together with applicable tax withholdings.

The maximum term of an option will be specified in the award agreement, provided that options will have a maximum term of no more than ten years, and provided further that an incentive stock option granted to a 10% stockholder must have a term not exceeding five years.

The administrator will determine and specify in each award agreement, solely in its discretion, the post-termination exercise period applicable to an option following a participant’s terminating service with us or our applicable parent, subsidiary, or affiliate. In the absence of such a determination, a participant (or such other appropriate person) will be able to exercise the vested portion of an option for: (1) three months following the participant’s termination for reasons other than retirement, death, or disability, and (2) 12 months following the participant’s termination due to retirement, death, or disability. In no event, however, will an option be exercisable beyond its term.

Restricted Stock Awards

Awards of restricted stock are rights to acquire or purchase shares of our Common Stock that generally are subject to transferability and forfeitability restrictions for a specified period. Each award of restricted stock will be evidenced by an award agreement specifying the period during which the transfer of shares is subject to restriction (which, in the administrator’s sole discretion, may be based on the passage of time, the achievement of target levels of performance, the occurrence of other events the administrator determines, or a combination thereof), if any, the number of shares granted, and other terms and conditions of the award. Shares of restricted stock generally will be held in escrow until the end of the period of restriction applicable to such shares. Unless otherwise provided in the award agreement, a restricted stock award subject to only time-based vesting will become fully vested upon termination of a participant’s service for disability or death.

Unless otherwise provided by the administrator, a participant will forfeit any shares of restricted stock as to which the restrictions have not lapsed as of the date set forth in the award agreement. Unless the administrator provides otherwise, participants holding shares of restricted stock will have the right to vote the shares and to receive any dividends paid with respect to such shares. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Transferability of Awards

Unless otherwise determined by the administrator, awards generally are not transferable other than by will or by the laws of descent or distribution, and may be exercised during the lifetime of the participant, only by the participant.

78

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. An award will terminate immediately prior to the completion of such proposed action to the extent the award has not been previously exercised.

Change in Control

Our 2022 Plan provides that, in the event of a “change in control” (as defined in our 2022 Plan), the board of directors or committee may accelerate the vesting and exercisability of outstanding Options, in whole or in part, as determined by the Committee in its sole discretion. In its sole discretion, the Committee may also determine that, upon the occurrence of a Change in Control, each outstanding Option shall terminate within a specified number of days after notice to the Optionee thereunder, and each such Optionee shall receive, with respect to each share of Common Stock subject to such Option, an amount equal to the excess of the Fair Market Value of such shares immediately prior to such Change in Control over the exercise price per share of such Option; such amount shall be payable in cash, in one or more kinds of property (including the property, if any, payable in the transaction) or a combination thereof, as the Committee shall determine in its sole discretion.

Termination or Amendment

Our 2022 Plan will automatically terminate ten years from the date of its adoption by our board of directors, unless terminated earlier by our board of directors. The administrator may amend, alter, suspend or terminate our 2022 Plan at any time, provided that no amendment may be made without stockholder approval to the extent approval is necessary or desirable to comply with any applicable laws. In addition, no amendment, alteration, suspension or termination may materially impair the rights of any participant unless mutually agreed in writing otherwise between the participant and the administrator.

Capital Change of the Company

In the event of any merger, reorganization, consolidation, recapitalization, stock dividend, or other change in corporate structure affecting the Common Stock of the Company, the Committee shall make an appropriate and equitable adjustment in the number and kind of shares reserved for issuance under the Plan and (A) in the number and option price of shares subject to outstanding Options granted under the Plan, to the end that after such event each Optionee’s proportionate interest shall be maintained (to the extent possible) as immediately before the occurrence of such event. The Committee shall, to the extent feasible, make such other adjustments as may be required under the tax laws so that any Incentive Options previously granted shall not be deemed modified within the meaning of Section 424(h) of the Code. Appropriate adjustments shall also be made in the case of outstanding Restricted Stock granted under the Plan.

The adjustments described above will be made only to the extent consistent with continued qualification of the Option under Section 422 of the Code (in the case of an Incentive Option) and Section 409A of the Code.

Director Compensation

Following the completion of this offering, our non-employee directors will be compensated pursuant to our policy described below.

Annual Cash Retainers

Each member of the board of directors will receive a $5,000 annual retainer. All retainers will be paid on an annual basis. In addition, members of the board of directors are eligible to participate in the Company’s equity incentive plan. No issuances have been made as of the date of this prospectus.

Travel Expenses

Our non-employee directors will be entitled to reimbursement for travel and other related expenses incurred in connection with their attendance at meetings of the board of directors and committees of the board of directors.

79

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Prior to this offering, we have operated as an operating segment of Jupiter Wellness. Immediately following this offering, Jupiter Wellness will continue to own    % of our outstanding Common Stock. If the underwriters exercise their option to purchase additional shares in full, immediately following this offering, Jupiter Wellness will own    % of our outstanding Common Stock. Jupiter Wellness will continue to have the power acting alone to approve any action requiring the affirmative vote of a majority of the votes entitled to be cast and to elect all of our directors.

Prior to completion of this offering, we intend to enter into the separation agreement with Jupiter Wellness relating to this offering and our relationship with Jupiter Wellness after this offering. The material terms of such agreement with Jupiter Wellness relating to our historical relationship, this offering and our relationship with Jupiter Wellness after this offering are described below. We do not currently expect to enter into any additional agreements or other transactions with Jupiter Wellness outside the ordinary course or with any of our directors, officers or other affiliates, other than those specified below. Any transactions with directors, officers or other affiliates will be subject to requirements of Sarbanes-Oxley and SEC rules and regulations.

Relationship with Jupiter Wellness

Historical Relationship with Jupiter Wellness

Jupiter Wellness currently provides certain services to us, and costs associated with these functions will be allocated to us. The allocations include costs related to corporate services, such as executive management, information technology, legal, finance and accounting, human resources, tax, treasury, research and development, sales and marketing, shared facilities and other services. These allocations are primarily reflected within operating expenses in our combined statements of operations. Management believes the basis on which the expenses have been allocated to be a reasonable reflection of the utilization of services provided to, or the benefit received by, us during the periods presented. However, these allocations may not necessarily be indicative of the actual expenses we would have incurred as an independent company during the periods prior to the offering or of the costs we will incur in the future.

Following the completion of this offering, we expect Jupiter Wellness to continue to provide certain of the services described above on a transitional basis for a fee. These services will be provided under the separation agreement described in “Certain Relationships and Related Party Transactions—Relationship with Jupiter Wellness—Arrangements Between Jupiter Wellness and Our Company.” We generally expect to use the vast majority of these services for less than a year following the completion of this offering, depending on the type of the service and the location at which such service is provided. However, we may agree with Jupiter Wellness to extend the service periods for a limited amount of time (which period will not extend past the first anniversary of the distribution) or may terminate such service periods by providing prior written notice.

Following the completion of this offering, we will be subject to the reporting requirements of the Exchange Act. We will be required to establish procedures and practices as a stand-alone public company in order to comply with our obligations under the Exchange Act and related rules and regulations. As a result, we will incur additional costs, including internal audit, investor relations, stock administration and regulatory compliance costs. These additional costs may differ from the costs that were historically allocated to us from Jupiter Wellness. To operate as a stand-alone company, we expect to incur costs to replace certain services previously provided by Jupiter Wellness, which may be higher than those reflected in our historical combined financial statements.

Jupiter Wellness as Our Controlling Stockholder

Jupiter Wellness owns 81.1% of our outstanding Common Stock. Upon completion of this offering, Jupiter Wellness will hold more than 50.0% of our outstanding Common Stock (or     % if the underwriters exercise their option to purchase additional shares in full).

80

For as long as Jupiter Wellness continues to control more than 50% of our outstanding Common Stock, Jupiter Wellness or its successor-in-interest will be able to direct the election of all the members of our board of directors. Similarly, Jupiter Wellness will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in control of us and will have the power to take certain other actions that might be favorable to Jupiter Wellness. In addition, the separation agreement will provide that, as long as Jupiter Wellness beneficially owns at least 50% of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, we will not (without Jupiter Wellness’s prior written consent) take certain actions, such as incurring additional indebtedness and acquiring businesses or assets or disposing of assets in excess of certain amounts. To preserve the tax-free treatment of the separation and distribution, the separation agreement will include certain covenants and restrictions to ensure that, until immediately prior to the distribution, Jupiter Wellness will retain beneficial ownership of at least 80% of our combined voting power and 80% of each class of nonvoting capital stock, if any is outstanding. In addition, to preserve the tax-free treatment of the separation and distribution, we intend to agree in the separation agreement to restrictions, including restrictions that would be effective during the period following the distribution, that could limit our ability to pursue certain strategic transactions, equity issuances or repurchases or other transactions that we may believe to be in the best interests of our stockholders or that might increase the value of our business.

Jupiter Wellness has agreed not to sell or otherwise dispose of any of our Common Stock for a period of days from the date of this prospectus without the prior written consent of EF Hutton. See “Underwriting.” However, there can be no assurance concerning the period of time during which Jupiter Wellness will maintain its ownership of our Common Stock following this offering.

Jupiter Wellness has informed us that, at some time in the future, but no earlier than the expiration or earlier termination of the 180 day lock-up period applicable to Jupiter Wellness described under the section titled “Underwriting,” it intends to effect a distribution of its remaining ownership interest in us to its stockholders in a transaction that is generally expected to be tax-free for U.S. federal income tax purposes. It is intended that we will be included in Jupiter Wellness’s consolidated group for U.S. federal income tax purposes immediately following this offering until the proposed distribution. Jupiter Wellness may abandon or change the structure of the distribution at any time, including if it determines, in its sole discretion that the distribution is not in the best interest of Jupiter Wellness or its stockholders.

Arrangements Between Jupiter Wellness and Our Company

Prior to the completion of this offering, we and Jupiter Wellness expect to enter into certain agreements that will effect the separation of our business from Jupiter Wellness, provide a framework for our relationship with Jupiter Wellness after the separation and provide for the allocation between us and Jupiter Wellness of Jupiter Wellness’s assets, employees, liabilities and obligations (including its investments, property and employee benefits assets and liabilities) attributable to periods prior to, at and after our separation from Jupiter Wellness, specifically the separation agreement.

The material terms of the separation agreement are summarized below. This summary is qualified in its entirety by reference to the full text of such agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part. The terms of the separation agreement described below that will be in effect following the separation are in draft form and are not yet final. Changes to these agreements, some of which may be material, may be made prior to our separation from Jupiter Wellness.

When used in this section, “separation date” refers to the date on which Jupiter Wellness will contribute the SRM business to us, which will occur prior to the completion of this offering, and the term “distribution date” refers to the date, if any, following this offering on which Jupiter Wellness will distribute its equity interest in us to the Jupiter Wellness stockholders through the anticipated distribution.

Separation Agreement

Prior to the completion of this offering, we intend to enter into a separation agreement with Jupiter Wellness, which will set forth the agreements between us and Jupiter Wellness regarding the principal corporate transactions required to effect our separation from Jupiter Wellness, this offering and the distribution, if any, of our shares to Jupiter Wellness’s stockholders, and other agreements governing the relationship between Jupiter Wellness and us.

81

The Separation

The separation agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to each of us and Jupiter Wellness as part of the separation of Jupiter Wellness into two companies, and will provide for when and how these transfers, assumptions and assignments will occur. In particular, the separation agreement will provide, among other things that, subject to certain exceptions and the terms and conditions contained therein:

●	the assets exclusively related to the businesses and operations of Jupiter Wellness’s SRM business as well as certain other assets mutually agreed upon by Jupiter Wellness and SRM, which we collectively refer to as the “SRM Assets,” will be transferred to SRM or one of our subsidiaries;

●	certain liabilities (including whether accrued, contingent or otherwise) arising out of or resulting from the SRM Assets, and other liabilities related to the businesses and operations of Jupiter Wellness’s SRM business, which we collectively refer to as the “SRM Liabilities,” will be retained by or transferred to us or one of our subsidiaries;

●	all of the assets and liabilities (including whether accrued, contingent or otherwise) other than the SRM Assets and SRM Liabilities (such assets and liabilities, other than the SRM Assets and the SRM Liabilities, are referred to as the “Jupiter Wellness Assets” and “Jupiter Wellness Liabilities,” respectively) will be retained by or transferred to Jupiter Wellness or one of its subsidiaries; and

●	certain shared contracts will be assigned in part to us or our applicable subsidiaries or be appropriately amended.

Except as may expressly be set forth in the separation agreement or any other transaction agreements, all assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that (1) any conveyance will prove to be insufficient to vest in the transferee good title, free and clear of any security interest, and (2) any necessary consents or governmental approvals are not obtained or that any requirements of laws or judgments are not complied with.

Claims

In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or it’s assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.

Intercompany Accounts

The separation agreement will provide that, subject to any provisions in the separation agreement or any other transaction agreement to the contrary, at or prior to the separation from Jupiter Wellness, all intercompany accounts between Jupiter Wellness and its subsidiaries, on the one hand, and SRM and its subsidiaries, on the other hand, will be settled.

Further Assurances

To the extent that any transfers or assignments contemplated by the separation agreement have not been consummated on or prior to the date of the separation, the parties will agree to cooperate to effect such transfers as promptly as practicable following the date of the separation. In addition, each of the parties will agree to cooperate with the other party and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the separation agreement and the other transaction agreements.

Initial Public Offering

For a description of Jupiter Wellness’s ownership interest in us after the completion of this offering, see the section titled “—Jupiter Wellness as Our Controlling Stockholder.”

82

The separation agreement provides that the consummation of this offering is subject to the satisfaction (or waiver by Jupiter Wellness in its sole discretion) of the following conditions:

●	the transfer of the SRM Assets, SRM Liabilities, Jupiter Wellness Assets and Jupiter Wellness Liabilities (in each case with certain exceptions) in accordance with the plan of reorganization set forth in the separation agreement;

●	the SEC having declared effective our registration statement on Form S-1, of which this prospectus is a part, and there being no stop-order in effect with respect to such registration statement;

●	all actions and filings necessary or appropriate under federal, state or foreign securities laws shall have been taken and, where applicable, become effective or been accepted by the applicable governmental authority;

●	the approval for listing on the Nasdaq of the shares of our Common Stock to be offered in this offering;

●	the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

●	we shall have entered into the underwriting agreement and all conditions to our obligations and the underwriters’ obligations under the underwriting agreement shall have been satisfied or waived;

●	Jupiter Wellness shall be satisfied in its sole discretion that it will own at least [●]% of the total voting power with respect to the election and removal of directors of our outstanding Common Stock following this offering and shall be satisfied in its sole discretion that all other conditions to the distribution qualifying as a transaction that is generally tax-free for U.S. federal income tax purposes, to the extent applicable as of the time of this offering, are satisfied and there is not any event or condition that is likely to cause any of such conditions not to be satisfied as of the time of the distribution or thereafter;

●	no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the separation or this offering or any of the transactions contemplated by the separation agreement shall be in effect;

●	such other actions as Jupiter Wellness or we may, based upon the advice of counsel, reasonably request to be taken prior to the separation and this offering in order to assure the successful completion of the separation and this offering and the other transactions contemplated by the separation agreement shall have been taken;

●	no termination of the separation agreement shall have occurred; and

●	no event or development shall have occurred or existed or is expected to occur that, in the judgment of the Jupiter Wellness board of directors, in its sole discretion, makes it inadvisable to effect the separation or this offering.

We will cooperate with Jupiter Wellness to accomplish this offering and will, at Jupiter Wellness’s direction, promptly take any and all actions necessary or desirable to effect this offering, including, without limitation, the registration under the Securities Act of our Common Stock on an appropriate registration form or forms to be designated by Jupiter Wellness.

The Distribution

Jupiter Wellness will distribute 2,000,000 outstanding shares of our Common Stock to Jupiter Wellness stockholders and certain warrant holders of record as of the close of business on____, 202_.

We refer to this distribution of securities as the “Distribution.”

83

In the Distribution, each holder of Jupiter Wellness Common Stock and warrants will receive a distribution of one share of our Common Stock for every seventeen shares of Jupiter Wellness Common Stock held or underlying the July Warrants as of    , 2022, the record date.

Manner of Effecting the Distribution

The general terms and conditions relating to the Distribution will be set forth in the separation agreement between us and Jupiter Wellness. Under the separation agreement, the Distribution will be effective at 11:59 p.m., New York City time, on     , 2022. For most Jupiter Wellness stockholders who own Jupiter Wellness Common Stock in registered form on the record date and for holders of outstanding Jupiter Wellness stock option awards and restricted stock awards, our transfer and distribution agent will credit their shares of our Common Stock to book entry accounts established to hold these shares. Our transfer and distribution agent will send these stockholders a statement reflecting their ownership of our Common Stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are used. For stockholders who own Jupiter Wellness Common Stock through a broker or other nominee, their shares of our Common Stock will be credited to these stockholders’ accounts by the broker or other nominee. As further discussed below, fractional shares will not be distributed. Following the Distribution, stockholders whose shares are held in book entry form may request that their shares of our Common Stock be transferred to a brokerage or other account at any time, as well as delivery of physical stock certificates for their shares, in each case without charge.

JUPITER WELLNESS STOCKHOLDERS WILL NOT BE REQUIRED TO PAY FOR SHARES OF OUR COMMON STOCK RECEIVED IN THE DISTRIBUTION, OR TO SURRENDER OR EXCHANGE SHARES OF JUPITER WELLNESS COMMON STOCK IN ORDER TO RECEIVE OUR COMMON STOCK, OR TO TAKE ANY OTHER ACTION IN CONNECTION WITH THE DISTRIBUTION. NO VOTE OF JUPITER WELLNESS STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE DISTRIBUTION, AND JUPITER WELLNESS STOCKHOLDERS HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE DISTRIBUTION.

Fractional shares of our Common Stock will not be issued to Jupiter Wellness stockholders as part of the Distribution or credited to book entry accounts. In lieu of receiving fractional shares, each holder of Jupiter Wellness Common Stock who would otherwise be entitled to receive a fractional share of our Common Stock will receive cash for the fractional interest, which generally will be taxable to such holder. An explanation of the tax consequences of the Distribution can be found below in the subsection captioned “— Material U.S. Federal Income Tax Consequences of the Distribution.” The transfer and distribution agent will, as soon as practicable after the Distribution date, aggregate fractional shares of our Common Stock into whole shares and sell them in the open market at the prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to stockholders otherwise entitled to fractional interests in our Common Stock. The amount of such payments will depend on the prices at which the aggregated fractional shares are sold by the transfer and distribution agent in the open market shortly after the Distribution date. In connection with the employee portion of such tax obligations, the Distribution of shares of SRM Common Stock that would otherwise be made in respect of shares of Jupiter Wellness Common Stock underlying Jupiter Wellness stock option awards and restricted stock awards will be reduced by a percentage equal to the highest blended estimated Federal and state marginal tax rate applicable to such employee, and Jupiter Wellness will make a cash payment equal to the dollar value of the shares of SRM Common Stock that were not distributed to such employee to the applicable governmental entity in satisfaction of such employee’s tax obligations. See “The Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

If the Jupiter Wellness board of directors terminates Jupiter Wellness’s obligation to complete the distribution or waives a material condition to the distribution after the date of this prospectus, we intend to issue a press release disclosing this waiver or file a current report on Form 8-K with the SEC.

We will cooperate with Jupiter Wellness to accomplish the distribution and will, at Jupiter Wellness’s direction, promptly take any and all actions necessary or desirable to effect the distribution.

Please see “The Distribution” for a more detailed description of the matters described below.

84

Releases

The separation agreement will provide that, except as otherwise provided in the separation agreement or any other transaction agreements, each party will release and forever discharge the other party and its respective subsidiaries and affiliates from all liabilities existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the separation from Jupiter Wellness. The releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect following the separation, which agreements include, but are not limited to, the separation agreement and the transfer documents in connection with the separation.

Covenants

In addition, the separation agreement will provide that, as long as Jupiter Wellness beneficially owns at least 50% of the total voting power of our outstanding capital stock entitled to vote in the election of our board of directors, we will not (without Jupiter Wellness’s prior written consent):

●	take any action that would limit the ability of Jupiter Wellness to transfer its shares of our Common Stock or limit the rights of any transferee of Jupiter Wellness as a holder of our Common Stock;

●	take any action, or recommend to its stockholders any action which would limit the legal rights of, or deny any benefit to, Jupiter Wellness as an SRM stockholder, either (1) solely as a result of the amount of SRM Common Stock held by Jupiter Wellness or (2) in a manner not applicable to SRM stockholders generally;

●	to the extent Jupiter Wellness is party to a third-party contract that requires actions by SRM, take or fail to take any actions that reasonably could result in Jupiter Wellness being in breach of or in default under any contract or agreement of which SRM is aware;

●	incur any indebtedness exceeding $100 million in the aggregate or that could cause Jupiter Wellness to be in breach of or in default under any contract that Jupiter Wellness has informed SRM of, or that could be reasonably likely to adversely impact the credit rating of any indebtedness of Jupiter Wellness;

●	acquire any other businesses or assets or dispose of any of our assets, in each case with an aggregate value for all such transactions in excess of $10 million; or

●	acquire any equity interests in, or loan any funds to, third parties in excess of $10 million in the aggregate.

Financial Covenants; Auditors and Audits; Annual Financial Statements and Accounting

We have agreed that, for so long as Jupiter Wellness is required to consolidate our results of operations and financial position or account for its investment in our company under the equity method of accounting, we will, among other things:

●	maintain disclosure controls and procedures and internal control over financial reporting that will provide reasonable assurance that, among other things, (1) our annual and quarterly financial statements are reliable and timely prepared in accordance with GAAP and applicable law, (2) our transactions are recorded as necessary to permit the preparation of our financial statements, (3) receipts and expenditures are authorized at the appropriate level within SRM and (4) unauthorized uses and dispositions of assets that could have a material effect on our financial statements are prevented or detected in a timely manner;

●	maintain the same fiscal year as Jupiter Wellness;

●	establish a disclosure committee that will review our Forms 10-Q, 10-K and other significant filings with the SEC, and permit up to three employees selected by Jupiter Wellness to attend such committee’s meetings;

●	not change our independent auditors without Jupiter Wellness’s prior written consent;

85

●	use our reasonable best efforts to enable our independent auditors to complete their audit of our financial statements in a timely manner so as to permit timely filing of Jupiter Wellness’s financial statements;

●	provide to Jupiter Wellness and its independent auditors all information required for Jupiter Wellness to meet its schedule for the filing and distribution of its financial statements and to make available to Jupiter Wellness and its independent auditors all documents necessary for the annual audit of our company as well as access to the responsible company personnel so that Jupiter Wellness and its independent auditors may conduct their audits relating to our financial statements;

●	adhere to certain specified Jupiter Wellness accounting policies and notify and consult with Jupiter Wellness regarding any changes to our accounting principles and estimates used in the preparation of our financial statements, and any deficiencies in, or violations of law in connection with, our internal control over financial reporting;

●	coordinate with Jupiter Wellness regarding the timing and content of our earnings releases and cooperate fully (and cause our independent auditors to cooperate fully) with Jupiter Wellness in connection with any of its public filings; and

●	promptly report in reasonable detail to Jupiter Wellness the following events or circumstances that we become aware of: (1) significant deficiencies and material weaknesses which are reasonably likely to adversely affect our ability to report financial information; (2) any fraud that involves management or other employees who have a significant role in our internal control over financial reporting; (3) illegal acts; and (4) any report of a material violation of law made pursuant to the SEC’s attorney conduct rules.

Intellectual Property Matters

All intellectual property is currently licensed in the name of SRM Entertainment, Inc.

Indemnification

In addition, the separation agreement provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of Jupiter Wellness’s business with Jupiter Wellness. Specifically, each party will indemnify, defend and hold harmless the other party, its affiliates and subsidiaries and their respective officers, directors, employees and agents (collectively, the “indemnified parties”) for any losses arising out of or otherwise in connection with:

●	the liabilities that each such party assumed or retained pursuant to the separation agreement (which, in our case, would include the SRM Liabilities and, in the case of Jupiter Wellness, would include the Jupiter Wellness Liabilities) and the other transaction agreements;

●	the failure of Jupiter Wellness or us to pay, perform or otherwise promptly discharge any of the Jupiter Wellness Liabilities or the SRM Liabilities, respectively, in accordance with their terms, whether prior to, at or after the separation;

●	any breach by such party of the separation agreement or the other transaction agreements (other than the intellectual property rights cross-license agreement, which specifies the parties’ obligations therein); and

●	except to the extent relating to an SRM Liability, in the case of Jupiter Wellness, or a Jupiter Wellness Liability, in our case, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement or arrangement for the benefit of Jupiter Wellness or us, respectively.

86

We will also indemnify, defend and hold harmless the Jupiter Wellness indemnified parties for any losses arising out of or otherwise in connection with any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information (1) contained in our registration statement on Form S-1, of which this prospectus is a part, or any prospectus (other than information provided by Jupiter Wellness to us specifically for inclusion in our registration statement on Form S-1, of which this prospectus is a part, or any prospectus), (2) contained in any of our public filings with the SEC following this offering or (3) provided by us to Jupiter Wellness specifically for inclusion in Jupiter Wellness’s annual or quarterly or current reports following this offering to the extent (A) such information pertains to us or the SRM business or (B) Jupiter Wellness has provided prior written notice to us that such information will be included in one or more annual or quarterly or current reports, specifying how such information will be presented, and the information is included in such annual or quarterly or current reports (except, in the case of clause (B), for liabilities arising out of or resulting from, or in connection with, any action or inaction of any member of Jupiter Wellness, including as a result of any misstatement or omission of any information by Jupiter Wellness to us).

Jupiter Wellness will also indemnify, defend and hold harmless the SRM indemnified parties for any losses arising out of or otherwise in connection with any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information (1) contained in our registration statement on Form S-1, of which this prospectus is a part, or any prospectus provided by Jupiter Wellness specifically for inclusion therein to the extent such information pertains to (A) Jupiter Wellness or (B) Jupiter Wellness’s business (for the avoidance of doubt, other than the SRM business) or (2) provided by Jupiter Wellness to us specifically for inclusion in our annual or quarterly or current reports following this offering to the extent (A) such information pertains to (x) Jupiter Wellness or (y) Jupiter Wellness’s business (for the avoidance of doubt, other than the SRM business) or (B) we have provided written notice to Jupiter Wellness that such information will be included in one or more annual or quarterly or current reports, specifying how such information will be presented, and the information is included in such annual or quarterly or current reports (except, in the case of clause (B), for liabilities arising out of or resulting from, or in connection with, any action or inaction of ours, including as a result of any misstatement or omission of any information by us to Jupiter Wellness.

Other Provisions

The separation agreement will also govern other matters related to the consummation of this offering and the distribution, the provision and retention of records, access to information, confidentiality, cooperation with respect to governmental filings and third-party consents and insurance.

Termination

The separation agreement may be terminated and the distribution may be amended, modified or abandoned at any time prior to the separation date by Jupiter Wellness. Jupiter Wellness also has the right to terminate its obligation to complete the distribution at any time for any reason, including if, at any time, Jupiter Wellness’s board of directors determines, in its sole discretion that the distribution is not in the best interests of Jupiter Wellness or its stockholders. The separation agreement will provide that, in the event of a termination of the separation agreement on or after the completion of this offering, (1) only the provisions of the separation agreement that obligate the parties to pursue the distribution will terminate and (2) the other provisions of the separation agreement and the other transaction agreements that Jupiter Wellness and we enter into will remain in full force and effect.

Related Party Transactions

We will have a general policy that all material transactions with a related party, as well as all material transactions in which there is an actual, or in some cases, perceived, conflict of interest, will be subject to prior review and approval by our Audit Committee and its independent members, who will determine whether such transactions or proposals are fair and reasonable to SRM and its stockholders. In general, potential related-party transactions will be identified by our management and discussed with our Audit Committee at its meetings. Detailed proposals, including, where applicable, financial and legal analyses, alternatives and management recommendations, will be provided to our Audit Committee with respect to each issue under consideration, and decisions will be made by our Audit Committee with respect to the foregoing related-party transactions after opportunity for discussion and review of materials. When applicable, our Audit Committee will request further information and, from time to time, will request guidance or confirmation from internal or external counsel or auditors.

Christopher Marc Melton and Gary Herman each serve as a Director of Jupiter Wellness and SRM. Pursuant to the separation agreement, the amount of individual salaries shall be allocated based on the time incurred on Jupiter Wellness and SRM matters for each employee, such as Douglas McKinnon who serves as CFO of both SRM and Jupiter Wellness. In addition, Brian John, the CEO and Director of Jupiter Wellness and Secretary and Director of SRM, will not take a salary for serving on SRM.

The overlapping directors and officer (the “Overlap Persons”) may have actual or apparent conflicts of interest with respect to matters involving or affecting each company. In addition, after the Distribution, certain of our directors and officers will continue to own stock and/or stock options or other equity awards of Jupiter Wellness. These ownership interests could create actual, apparent or potential conflicts of interest when these individuals are faced with decisions that could have different implications for our Company and for Jupiter Wellness and its subsidiaries.

The Company may engage in material business transactions with Jupiter Wellness. The Company will renounce its rights to certain business opportunities and the Company’s amended and restated articles of incorporation will provide that no Overlap Person will be liable to the Company or its stockholders for breach of any fiduciary duty that would otherwise occur by reason of the fact that any such individual directs a corporate opportunity (other than certain limited types of opportunities set forth in our amended and restated articles of incorporation) to Jupiter Wellness instead of the Company, or does not refer or communicate information regarding such corporate opportunities to the Company. These provisions in our amended and restated articles of incorporation will also expressly validate certain contracts, agreements, arrangements and transactions (and amendments, modifications or terminations thereof) between the Company and Jupiter Wellness and, to the fullest extent permitted by law, will provide that the actions of the Overlap Persons in connection therewith are not breaches of fiduciary duties owed to the Company, any of its subsidiaries or their respective stockholders.

87

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our Common Stock, as of December 12, 2022, after giving effect to the separation (in the case of the “Percentage Prior to this Offering” column, other than the sale of the shares of our Common Stock in this offering and the receipt and application of the proceeds in connection therewith) and assuming the underwriters do not exercise their option to purchase additional shares, by:

●	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our outstanding Common Stock;

●	each of our directors;

●	each of our executive officers named in the Summary Compensation Table under “Executive Compensation”; and

●	all of our directors and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days. Accordingly, the following table does not include options to purchase our Common Stock that are not exercisable within the next 60 days. This table does not reflect any shares of Common Stock that our directors and executive officers may purchase in this offering. Unless otherwise indicated, the address of each beneficial owner listed in the table below is 1061 E Indiantown Road, Suite 110 Jupiter, FL 33477.

Name and Address of Beneficial Owner	Beneficial Ownership of Our Common Stock	Percentage Prior to this Offering	Percentage After this Offering
5% Stockholders
Jupiter Wellness(1)	7,300,000	81.1%		%
Directors and Executive Officers
Richard Miller, Chief Executive Officer and Director	600,000	6.7%		%
Doug McKinnon, Chief Financial Officer	200,000	2.2%		%
Taft Flittner, President	300,000	3.3%		%
Debbie McDaniel-Hand, Vice President of Production Development and Operations	200,000	2.2%		%
Brian John, Secretary and Chairman	300,000	3.3%		%
Gary Herman, Director	—	—	—
Chris Melton, Director	—	—	—
Hans Haywood, Director			—
All directors and executive officers as a group (8 persons)	1,600,000	17.7%		%

*	Less than 1%.
(1)	The address of Jupiter Wellness is 1061 E Indiantown Road, Suite 110 Jupiter, FL 33477.

88

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the consummation of this offering. We expect to adopt amended and restated articles of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. This description is not complete and is qualified by reference to the full text of our amended and restated articles of incorporation and amended and restated bylaws, the forms of which will be filed as exhibits to the registration statement of which this prospectus is a part, as well as the applicable provisions of Nevada law.

Our amended and restated articles of incorporation and our amended and restated bylaws will contain provisions intended to enhance the likelihood of continuity and stability in the composition of our board of directors and that could make it more difficult to acquire control of us by means of a tender offer, open market purchases, a proxy contest or otherwise. For additional information, see the sections titled “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Certain provisions in our amended and restated articles of incorporation and amended and restated bylaws and of Nevada law may prevent or delay an acquisition of SRM, which could decrease the trading price of our Common Stock,” “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Our amended and restated articles of incorporation will contain an exclusive forum provision that may discourage lawsuits against us and our directors and officers” and “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—Our board of directors will have the ability to issue blank check preferred stock, which may discourage or impede acquisition attempts or other transactions.”

General

Upon completion of this offering, our authorized capital stock will consist of:

●	100,000,000 shares of Common Stock, par value $0.001 per share; and

●	10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series.

Upon completion of this offering, there will be outstanding shares of Common Stock (shares if the underwriters exercise their option to purchase additional shares in full), of which shares will be owned by Jupiter Wellness. In addition, upon the completion of this offering, there will be no shares of preferred stock outstanding.

Common Stock

Each holder of our Common Stock will be entitled to one vote for each share on all matters to be voted upon by the Common Stockholders, and there will be no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of our Common Stock will be entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of our company, holders of our Common Stock would be entitled to ratable distribution of our assets remaining after the payment in full of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our Common Stock will have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the Common Stock. After the initial public offering, all outstanding shares of our Common Stock will be fully paid and non-assessable. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors will be authorized, subject to limitations prescribed by Nevada law, and by our amended and restated articles of incorporation, to issue up to shares of preferred stock in one or more series without further action by the holders of our Common Stock. Our board of directors will have the discretion, subject to limitations prescribed by Nevada law and by our amended and restated articles of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. We have no current plans to issue any shares of preferred stock.

Anti-Takeover Effects of Various Provisions of Nevada Law and SRM’s Amended and Restated Articles of incorporation and Amended and Restated Bylaws

Provisions of SRM’s amended and restated articles of incorporation and amended and restated bylaws could make it more difficult to acquire SRM by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of SRM to first negotiate with SRM’s board of directors. SRM believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

89

Nevada Anti-Takeover Statute

Nevada has enacted the following legislation that may deter or frustrate takeovers of Nevada corporations:

Authorized but Unissued Stock - The authorized but unissued shares of our Common Stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock may enable our board of directors to issue shares of stock to persons friendly to existing management.

Evaluation of Acquisition Proposals - The Nevada Revised Statutes expressly permit our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of our assets, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal, and economic effects on our employees, customers, suppliers, and other relevant interest holders, and on the communities and geographical areas in which they operate. Our board of directors may also consider the amount of consideration being offered in relation to the then current market price of our outstanding shares of capital stock and our then current value in a freely negotiated transaction.

Control Share Acquisitions - Nevada has adopted a control share acquisitions statute designed to afford stockholders of public corporations in Nevada protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the public corporation’s disinterested stockholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are: acquisitions of shares possessing one-fifth or more but less than one-third of all voting power; acquisitions of shares possessing one-third or more but less than a majority of all voting power; or acquisitions of shares possessing a majority or more of all voting power. Under certain circumstances, the statute permits the acquiring person to call a special stockholders’ meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances.

Removal of Directors

Our amended and restated articles of incorporation will provide that, until such time as Jupiter Wellness ceases to be the beneficial owner of shares of our capital stock representing at least a majority of the voting power of all then-outstanding shares of our capital stock entitled generally to vote in the election of directors (“voting stock”), our stockholders may remove our directors with or without cause by an affirmative vote of holders of at least a majority of the voting power of the then-outstanding shares of voting stock. Our amended and restated articles of incorporation will provide that, from and after such time as Jupiter Wellness ceases to be the beneficial owner of shares of our capital stock representing at least a majority of the voting power of all then-outstanding shares of our voting stock, our stockholders may remove our directors only for cause, by an affirmative vote of holders of at least a majority of the voting power of the then-outstanding shares of voting stock.

Amendments to Articles of incorporation and Bylaws

Our amended and restated articles of incorporation will provide that it may be amended or altered in any manner provided by Nevada law provided that the amendment of certain provisions will require the approval of at least two-thirds of the voting power of all of the then-outstanding shares of our voting stock. Our amended and restated bylaws may be adopted, amended, altered or repealed by stockholders upon the approval of at least a majority of the voting power of all of the then-outstanding shares of our voting stock, provided that the amendment of certain provisions will require the approval of at least two-thirds of the voting power of all of the then-outstanding shares of stock entitled to vote generally in the election of directors. Additionally, our amended and restated articles of incorporation will provide that our bylaws may be adopted, amended, altered or repealed by the board of directors.

90

Size of Board and Vacancies

Our amended and restated bylaws will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors. Any vacancies on our board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, whether or not less than a quorum. Our amended and restated bylaws will provide that any director appointed to fill a vacancy on our board of directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified.

Special Stockholder Meetings

Our amended and restated articles of incorporation will provide that only the chairman of the board of directors, the lead independent director or the chief executive officer or the president, or the board of directors, acting pursuant to a resolution adopted by the majority of the board of directors, may call special meetings of SRM stockholders. Stockholders may not call special stockholder meetings.

Stockholder Action by Written Consent

Our amended and restated articles of incorporation will provide that, until such time as Jupiter Wellness ceases to be the beneficial owner of shares of our capital stock representing at least a majority of the voting power of all then-outstanding shares of our voting stock, our stockholders may act by written consent. Our amended and restated articles of incorporation will, from and after such time as Jupiter Wellness ceases to be the beneficial owner of shares of our capital stock representing at least a majority of the voting power of all then-outstanding shares of our voting stock, expressly prohibit the right of our stockholders to act by written consent. From and after such time, stockholder action must take place at the annual or a special meeting of SRM stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated articles of incorporation will mandate that stockholder nominations for the election of directors will be given in accordance with the bylaws. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, as well as minimum qualification requirements for stockholders making the proposals or nominations. Additionally, our amended and restated bylaws will require that candidates for election as director disclose their qualifications and make certain representations.

No Cumulative Voting

Our amended and restated articles of incorporation will not provide for cumulative voting.

Undesignated Preferred Stock

The authority that SRM’s board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of SRM through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. SRM’s board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of Common Stock.

91

Corporate Opportunities

Our amended and restated articles of incorporation will contain provisions related to certain corporate opportunities that may be of interest to both us and Jupiter Wellness. These provisions provide that in the event that a director or officer of the Company who is also a director or officer of Jupiter Wellness acquires knowledge of a potential corporate transaction or matter that may be a corporate opportunity for both us and Jupiter Wellness (excluding any corporate opportunity that was presented or became known to such person solely in his or her capacity as a director or officer of the Company, as reasonably determined by such director or officer, unless the Company notifies such person that the Company does not intend to pursue such corporate opportunity):

●	the Company renounces any interest in or expectancy with respect to such corporate opportunity if such director or officer presents such opportunity to Jupiter Wellness or does not communicate information regarding such opportunity to the Company because that person has directed the opportunity to Jupiter Wellness; and

●	such director or officer may present such corporate opportunity to either the Company or Jupiter Wellness or to both, as such director or officer deems appropriate under the circumstances in such person’s sole discretion, and by doing so such director or officer (a) will have fully satisfied and fulfilled such person’s duties to the Company and its stockholders with respect to such corporate opportunity, (b) will not be liable to the Company or its stockholders for breach of any statutory or common law duties and (c) will be deemed to have acted in accordance with the standard of care set forth in Nevada law, the DGCL, or any successor statute, or otherwise applicable to directors and officers of a Nevada corporation.

In addition, our amended and restated articles of incorporation will provide that, except as otherwise agreed to in writing by us and Jupiter Wellness:

●	neither the Company nor Jupiter Wellness will have any duty to refrain from engaging, directly or indirectly, in the same or similar activities or lines of business as the other company, doing business with any potential or actual customer or supplier of the other company, or employing or engaging or soliciting for employment any director, officer or employee of the other company;

●	no director or officer of the Company or Jupiter Wellness will be liable to the other company or to the stockholders of either for breach of any duty by reason of any such activities of the Company or Jupiter Wellness, as applicable, or for the presentation or direction to the Company or Jupiter Wellness of, or participation in, any such activities, by a director or officer of the Company or Jupiter Wellness, as applicable; and

●	Jupiter Wellness will have no duty to present any corporate opportunity to us which may be a corporate opportunity for Jupiter Wellness and us, and Jupiter Wellness will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that Jupiter Wellness pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

Our amended and restated articles of incorporation will provide that the foregoing will not be deemed exclusive of any other waiver of a corporate opportunity by the Company or our board of directors. The corporate opportunity provisions in our amended and restated articles of incorporation will cease to apply and have no further force and effect from and after the date that both (1) Jupiter Wellness ceases to be the beneficial owner of shares of our capital stock representing at least a majority of the voting power of all then-outstanding shares of our voting stock and (2) no person who is a director or officer of the Company is also a director or officer of Jupiter Wellness.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

Elimination of Liability of Directors

Nevada law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and SRM’s amended and restated articles of incorporation will include such an exculpation provision. Our amended and restated articles of incorporation will provide that, to the fullest extent permitted by Nevada law, no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. While our amended and restated articles of incorporation will provide directors with protection from awards for monetary damages for breaches of their duty of care, it will not eliminate this duty. Accordingly, our amended and restated articles of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of our amended and restated articles of incorporation described above apply to an officer of SRM only if he or she is a director of SRM and is acting in his or her capacity as director, and do not apply to officers of SRM who are not directors.

92

Indemnification of Directors, Officers and Employees

Our amended and restated bylaws will require us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed legal proceeding by reason of the fact that he or she is or was a director or officer of SRM, or is or was a director or officer of SRM serving at the request of SRM as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such legal proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of SRM.

We will be authorized under our amended and restated bylaws to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or while a director or officer of SRM, is or was serving at our request in a fiduciary capacity with another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any expense, liability or loss, whether or not we would have the power to indemnify the person pursuant to the terms of our amended and restated bylaws.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our Common Stock may be adversely affected to the extent we pay the costs of settlement and damage awards under these indemnification provisions. There is currently no pending material litigation or proceeding against any SRM directors or officers for which indemnification is sought.

Exclusive Forum

Our amended and restated articles of incorporation will provide that, unless the board of directors otherwise determines, the state courts located within the State of Nevada or, if no state court located in the State of Nevada has jurisdiction, the federal court for the District of Nevada, will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of SRM, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of SRM to SRM or SRM’s stockholders, any action asserting a claim against SRM or any director or officer of SRM arising pursuant to any provision of Nevada law or our amended and restated articles of incorporation or amended and restated bylaws, or any action asserting a claim against SRM or any director or officer of SRM governed by the internal affairs doctrine. Our amended and restated articles of incorporation will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of SRM by means of a proxy contest, tender offer, merger or otherwise.

Listing

We intend to apply to list our shares of Common Stock on the Nasdaq under the symbol “[●].”

Transfer Agent and Registrar

The transfer agent and registrar for SRM’s Common Stock will be VStock Transfer, LLC.

93

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict with certainty the effect, if any, that market sales of shares of our Common Stock or the availability of shares of our Common Stock for sale will have on the market price prevailing from time to time. We also cannot predict with certainty whether or when the distribution or other disposition will occur, or if Jupiter Wellness will otherwise sell its remaining shares of our Common Stock. The sale of substantial amounts of our Common Stock in the public market or the perception that such sales could occur could adversely affect the prevailing market price of our Common Stock and our ability to raise equity capital in the future.

Upon completion of this offering, we will have shares of our Common Stock outstanding (shares of our Common Stock if the underwriters exercise their option to purchase additional shares in full). This includes shares of Common Stock ( shares of our Common Stock if the underwriters exercise their option to purchase additional shares in full) that we are selling in this offering, which shares may be resold in the public market immediately following this offering unless purchased by our affiliates.

The shares of Common Stock that are not offered in this offering, as well as shares reserved for future issuance under our stock plans, will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the date of this prospectus a person (or persons whose shares of our Common Stock are required to be aggregated) who is an affiliate of ours is entitled to sell in any three-month period a number of shares of our Common Stock that does not exceed the greater of:

●	1% of the number of shares of our Common Stock then outstanding, which will equal approximately shares immediately after completion of this offering; or

●	the average weekly trading volume in the shares of our Common Stock on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale, except that, in case of restricted securities, at least six months have elapsed since the later of the date such shares were acquired from us or any of our affiliates.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” of ours is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with us.

Under Rule 144, a person (or persons whose shares are required to be aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who holds shares of our Common Stock that are restricted securities, may sell such shares provided that at least six months have elapsed since the later of the date such shares were acquired from us or from any of our affiliates and subject to the availability of current information about us. If at least one year has elapsed since the later of the date such shares of our Common Stock were acquired from us or from any of our affiliates, such non-affiliate of ours may sell such shares without restriction under Rule 144.

94

Lock-Up Agreements

We, Jupiter Wellness and our executive officers and directors intend to agree with the underwriters not to dispose of any of our Common Stock or securities convertible into or exchangeable for shares of our Common Stock for 180 days, in the case of Jupiter Wellness, and for 180 days, in our case and the case of our directors and executive officers, after the date of this prospectus, except with the prior written consent of EF Hutton, except for sales of Common Stock to our parent company, Jupiter Wellness, to the extent necessary to enable it to maintain ownership of at least              % of our outstanding Common Stock until the occurrence of the distribution. See the section titled “Certain Relationships and Related Party Transactions—Relationship with Jupiter Wellness.” Any such shares acquired by Jupiter Wellness would be subject to the lock-up agreement that Jupiter Wellness intends to enter into described above. EF Hutton, on behalf of the underwriters may, at any time, waive these restrictions.

See the section titled “Underwriting” for a more detailed description of the lock-up agreements that we, Jupiter Wellness and our executive officers and directors will enter into with the underwriters.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our Common Stock reserved for future issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. Upon effectiveness, the shares of Common Stock covered by that registration statement will be eligible for sale in the public market, subject to the lock-up agreements described herein.

The Distribution

Following this offering, Jupiter Wellness will own shares of our Common Stock, representing approximately % of the outstanding shares of our Common Stock (or approximately % if the underwriters exercise their option to purchase additional shares in full). Jupiter Wellness has informed us that, at some time in the future, but no earlier than the expiration or earlier termination of the 180 day lock-up period applicable to Jupiter Wellness described under the section titled “Underwriting,” it intends to effect a distribution of its remaining ownership interest in us to its stockholders in a transaction that is generally expected to be tax-free for U.S. federal income tax purposes. Jupiter Wellness has no obligation to effect the distribution, and it may retain its ownership interest in us indefinitely or dispose of all or a portion of its ownership interest in us in a sale or other transaction. Any such distribution or other disposition by Jupiter Wellness of its remaining interest in us (each, an “other disposition”) would be subject to market, tax and legal considerations, final approval by the Jupiter Wellness board of directors and other customary requirements. Jupiter Wellness has no obligation to pursue or consummate any further disposition of its ownership interest in us by any specified date or at all.

95

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our Common Stock applicable to non-U.S. holders (as defined below) who acquire such shares in this offering and hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our Common Stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

●	an individual citizen or resident of the United States;

●	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, judicial opinions, published positions of the IRS and other applicable authorities, each as of the date hereof. All of these authorities are subject to change and differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could result in U.S. federal income tax consequences different from those discussed below. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular non-U.S. holder in light of such non-U.S. holder’s individual circumstances. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” partnerships (or other entities or arrangements treated as partnerships) for U.S. federal income tax purposes or other “flow-through” entities or investors therein, non-U.S. holders that hold our Common Stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates). This discussion also does not address any considerations under U.S. federal tax laws other than those pertaining to the income tax, nor does it address any considerations under any state, local or non-U.S. tax laws. In addition, this discussion does not address any considerations with respect to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder, any intergovernmental agreements entered in connection therewith and any laws, regulations or practices adopted in connection with any such agreement). Prospective investors should consult with their own tax advisors as to the particular tax consequences to them of the ownership and disposition of shares of our Common Stock, including with respect to the applicability and effect of any U.S. federal, state, local or non-U.S. income tax laws or any tax treaty, and any changes (or proposed changes) in tax laws or interpretations thereof.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Common Stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Persons who are, for U.S. federal income tax purposes, treated as partners in a partnership holding our Common Stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING WITH RESPECT TO THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL OR NON-U.S. INCOME AND OTHER TAX LAWS.

Dividends

In general, subject to the discussion below regarding “effectively connected” dividends, any distribution we make to a non-U.S. holder with respect to shares of our Common Stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for an exemption from, or reduced rate of, such withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such exemption or reduced rate. A distribution with respect to shares of our Common Stock will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our Common Stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our Common Stock, as gain from the sale or exchange of such stock.

96

Dividends we pay to a non-U.S. holder that are effectively connected with the conduct of a trade or business by such non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment of such non-U.S. holder in the United States) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such “effectively connected” dividends received by a foreign corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our Common Stock unless:

●	the gain is effectively connected with a trade or business conducted by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder in the United States);

●	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

●	we are or have been a U.S. real property holding corporation (which we refer to as an “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition or such non-U.S. holder’s holding period of such shares of our Common Stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates, generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. If the non-U.S. holder is a foreign corporation for U.S. federal income tax purposes, the branch profits tax described above also may apply to such effectively connected gain.

Gain described in the second bullet point above generally will be subject to a flat 30% tax, which gain may be offset by U.S. source capital losses, if any, of the non-U.S. holder.

We believe we are not, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. However, no assurance can be given that we are not or will not become a USRPHC. If we were or were to become a USRPHC, however, any gain recognized on a sale or other disposition of our Common Stock by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of our Common Stock during the applicable period would not be subject to U.S. federal income tax, provided that our Common Stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to such dividends. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of any such information returns may also be made available to the tax authorities in the country in which the non-U.S. holder resides or is established under the provisions of an applicable income tax treaty or agreement.

A non-U.S. holder will generally be subject to backup withholding (currently at a rate of 24%) on dividends paid with respect to such non-U.S. holder’s shares of our Common Stock unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

97

Information reporting and backup withholding generally is not required with respect to any proceeds from the sale or other disposition of our Common Stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of our Common Stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the IRS, and may also be required to backup withhold on such proceeds unless such non-U.S. holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells its shares of our Common Stock through a foreign broker with certain specified connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

98

UNDERWRITING

We intend to enter into an underwriting agreement with EF Hutton, division of Benchmark Investments, LLC (“EF Hutton” or “Representative”), who is acting as the lead managing underwriter and sole book running manager in connection with this offering, with respect to the offering of shares of Common Stock. Under the terms and subject to the conditions in the underwriting agreement between us and the Representative, we have agreed to issue and sell to the underwriters, and the underwriters have agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares of Common Stock listed next to its name in the following table, other than those shares of Common Stock covered by the over-allotment option described below:

Number of Shares
EF Hutton, division of Benchmark Investments, LLC
Total

The underwriters are committed to purchase all of the securities offered by us other than those covered by the over-allotment option described below, if it purchases any securities. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations, and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

99

Over-Allotment Option

We have granted to the Representative an over-allotment option. This option, which is exercisable for up to 45 days from the date of this prospectus, permits the Representative to purchase up to an additional              shares of Common Stock (fifteen (15%) of the shares of Common Stock sold in this offering) at the public offering price listed on the cover page of this prospectus, less the underwriting discounts and commissions. The Representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered by this prospectus. If the Representative exercises the option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of Common Stock in proportion to their respective commitments set forth in the prior table.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

We have also agreed to reimburse the underwriters for certain of their expenses relating to the offering including but not limited to the following: (a) all filing fees and communication expenses associated with the review of this offering by FINRA; (b) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriters, including the reasonable fees and expenses of the underwriters’ blue sky counsel; (c) up to $20,000 of the Representative’s actual accountable road show expenses for the offering; (d) $29,500 for the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; (e) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones not to exceed $5,000; and (f) the fees and expenses of the Representatives’ legal counsel incurred in connection with this offering in an amount up to $175,000..

We have also agreed to pay the Representative a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds received from the sale of shares of Common Stock. The non-accountable expense allowance will be paid through a deduction from the net proceeds of the offering.

The expenses of this offering, not including the underwriting discount, are estimated at $ and are payable by us.

Representative’s Warrants

We have agreed to issue to the Representative, upon the closing of this offering, warrants to purchase up to an aggregate of shares of Common Stock (five percent (5.0%) of the shares of Common Stock sold in this offering, including any shares of Common Stock sold upon exercise of the Representative’s over-allotment option). The Representative’s Warrants are exercisable at a per share price equal to 100% of the public offering price per share in this offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, commencing on the six month anniversary of the effective date of the registration statement of which this prospectus is a part and expiring on the date that is five years following the effective date of the registration statement of which this prospectus is a part.

100

The Representative’s Warrants are deemed underwriter compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). The Representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of this offering. In addition, the Representative’s Warrants provide for a one-time demand registration right. The one-time demand registration right provided will not be greater than five years from the commencement of sales of this offering in compliance with FINRA Rule 5110(f)(2)(G)(iv). The piggyback registration right provided will not be greater than seven years from the commencement of sales of this offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the Representative’s Warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares of Common Stock issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger, or consolidation. However, neither the Representative Warrant exercise price, nor the number of shares of Common Stock underlying such warrants, will be adjusted for issuances of shares of Common Stock by the Company at a price below the exercise price of the Representative’s Warrants.

No Sales of Similar Securities

We, Jupiter Wellness and our executive officers and directors have agreed not to sell or transfer any Common Stock or securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 180 days, in the case of Jupiter Wellness, and for 180 days, in our case and the case of our directors and executive officers, after the date of this prospectus without first obtaining the written consent of EF Hutton Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

●	offer, pledge, sell or contract to sell any Common Stock,

●	sell any option or contract to purchase any Common Stock,

●	purchase any option or contract to sell any Common Stock,

●	grant any option, right or warrant for the sale of any Common Stock,

●	lend or otherwise dispose of or transfer any Common Stock,

●	request or demand that we file or make a confidential submission of a registration statement related to the Common Stock, or

●	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to Common Stock and to securities convertible into or exchangeable or exercisable for or repayable with Common Stock. It also applies to Common Stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Tail Financing

We have granted the Representative the right, for a period of twelve (12) months after the termination of the Representative’s engagement with us, to receive a cash fee equal to eight percent (8.0%) of the gross proceeds received by us from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to the Company in connection with any public or private financing or capital raise, provided that such transaction is by a party actually introduced to us in an offering in which we have direct knowledge of such party’s participation.

Right of First Refusal

Until                 (twelve (12) months after the closing date of this offering), the Representative shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity debt offering, including all equity linked financings, on terms customary to the Representative. The Representative will have the sole right to determine whether or not any other broker dealer will have the right to participate in such offering and the economic terms of such participation. The Company will not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in connection with such transactions without the written consent of the Representative. The right of first refusal may be terminated by the Company for “cause” as defined in the Underwriting Agreement.

101

Listing

We expect the shares to be approved for listing on the Nasdaq, subject to notice of issuance, under the symbol “[●].”

Before this offering, there has been no public market for our Common Stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

●	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

●	our financial information,

●	the history of, and the prospects for, our company and the industry in which we compete,

●	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

●	the present state of our development and

●	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares of Common Stock may not develop. It is also possible that after this offering the shares of Common Stock will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Common Stock. However, the representatives may engage in transactions that stabilize the price of the Common Stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell shares of our Common Stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Common Stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Common Stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of shares of our Common Stock or preventing or retarding a decline in the market price of shares of our Common Stock. As a result, the price of shares of our Common Stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq, in the over-the-counter market or otherwise.

102

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our Common Stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The Representative may agree to allocate a number of securities to underwriters and selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates may, in the future, provide investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they may receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Common Stock the possession, circulation or distribution of this prospectus or any other material relating to us or the Common Stock in any jurisdiction where action for that purpose is required. Accordingly, the Common Stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the Common Stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Japan. Shares of Common Stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the Common Stock has been or will be registered with the Securities Commission of Malaysia (the “Malaysia Commission”) for the Malaysia Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Common Stock may not be circulated or distributed, nor may the Common Stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Malaysia Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the Common Stock, as principal, if the offer is on terms that the Common Stock may only be acquired at a consideration of not less than RM 250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM 3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM 300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM 400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM 10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM 10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Malaysia Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the Common Stock is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Malaysia Commission under the Capital Markets and Services Act 2007.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the Common Stock may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Taiwan. The Common Stock has not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Common Stock in Taiwan.

Philippines. This prospectus may not be circulated or distributed in the Philippines and the Common Stock may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the Philippines except pursuant to applicable laws, rules and regulations of the Philippines.

103

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby and certain legal matters in connection with this offering and the Distribution will be passed on for us by Sichenzia Ross Ference LLP, New York, New York. Certain legal matters will be passed on for the underwriters by Sullivan & Worcester LLP.

EXPERTS

The financial statements of SRM Entertainment, Inc. as of September 30, 2022 and for the period from inception (April 28, 2022) to September 30, 2022 and the financial statements of SRM Entertainment Limited as of December 31, 2021 and 2022 and for each of the two years in the period ended December 31, 2021 included in this prospectus have been so included in reliance on the report of M&K CPAs LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC regarding this offering. You should rely only on the information contained in this prospectus.  We have not, and the underwriter has not, authorized anyone to provide you with any information other than that contained in this prospectus or in any applicable prospectus supplement or free writing prospectus prepared by or on behalf of us to which we have referred you. We are offering to sell, and seeking offers to buy, the securities covered hereby only in jurisdictions where offers and sales are permitted. We are not, and the underwriter is not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: We have not, and the underwriter has not, taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby the distribution of this prospectus outside the United States.

Information contained in, and that can be accessed through our website, https://www.srmentertainment.com/, shall not be deemed to be part of this prospectus or incorporated herein by reference and should not be relied upon by any prospective investors for the purposes of determining whether to purchase the shares offered hereunder.

You may retrieve any of our filings with the SEC by visiting the website maintained by the SEC at www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us at 1061 E Indiantown Road, Suite 110, Jupiter, FL 33477, 407-230-8100.

104

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of SRM Entertainment, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying balance sheets of SRM Entertainment, Inc. (the Company) for the period from inception (April 28, 2022) to September 30, 2022, and the related statements of operations, shareholders’ deficit, and cash flows for the period from inception to September 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for period from inception to September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered net losses from operations in current period and has a working capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Going concern

As discussed in Note 2 to the financial statements, the Company had a going concern due the company suffering net losses and due to the company having a working capital deficiency.

Auditing management’s evaluation of a going concern can be a significant judgment given the fact that the Company uses management estimates on future revenues and expenses, which are not able to be substantiated.

To evaluate the appropriateness of the going concern, we examined and evaluated the financial information that was the initial cause along with management’s plans to mitigate the going concern and management’s disclosure on going concern.

M&K CPAS, PLLC

We have served as the Company’s auditor since 2022.

Houston, TX

December 14, 2022

F-2

SRM Entertainment, Inc.

Balance Sheets

As of September 30, 2022

September 30, 2022
Total assets	$-

Liabilities
Accounts payable to Jupiter Wellness	$1,374
Total Liabilities	1,374

Shareholders’ Deficit
Preferred Stock. $0.0001 par value, 10,000,000 authorized, no shares issued and outstanding	-
Common stock, $0.0001 par value, 100,000,000 authorized, 1,700,000 shares issued and outstanding	170
Subscriptions receivable	(170)
Retained earnings	(1,373)
Total Shareholders’ Deficit	(1,374)

Total Liabilities and Shareholders’ Deficit	$-

The accompanying notes are an integral part of these financial statements

F-3

SRM Entertainment, Inc

Statement of Operations

For the period from Inception (April 22, 2022) to September 30, 2022

Revenue
Sales	$-
Cost of Sales	-
Gross profit	-

Operating expense
General and administrative expenses	1,374

Net Income (Loss)	$(1,374)

Net (loss) per share:
Basic and fully diluted	$(0.00)

Weighted average number of shares	1,700,000

The accompanying notes are an integral part of these financial statements

F-4

SRM Entertainment, Inc.

Statement of Changes in Shareholders’ Equity

For the period from Inception (April 22, 2022) to September 30, 2022

	Common Stock		Subscriptions
	Shares	Amount	Receivable	Deficit	Total
Inception, April 22, 2022	-	$-	$-	$-	$-

Issuance of Founder shares	1,700,000	170	(170)	-	-

Operations for the period from Inception to September 30, 2022	-	-	-	(1,374)	(1,374)

Balance, September 3, 2022	1,700,000	$-	$(170)	$(1,374)	$(1,374)

The accompanying notes are an integral part of these financial statements

F-5

SRM Entertainment, Inc.

Statement of Cash Flows

For the period from Inception (April 22, 2022) to September 30, 2022

(Unaudited)

Cash flows from operating activities:
Net Income (loss)	$(1,374)
Adjustment to reconcile net loss to operating activities
Accounts payable to Jupiter Wellness	1,374
Net cash (used in) operating activities	-

Cash flows from investing activities:	-

Cash flows from financing activities:	-

Net increase (decrease) in cash and cash equivalents	-

Cash and cash equivalents at the beginning of the period	-

Cash and cash equivalents at the end of the period	$-

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-
Cash paid for income taxes	$-
Non cash items
Issuance of Founder shares	$170

The accompanying notes are an integral part of these financial statements

F-6

SRM Entertainment, Inc.

Notes to Financial Statements

For the period from Inception (April 22, 2022) to September 30, 2022

Note 1 - Organization and Business Operations

SRM Entertainment, Inc. (the “Company”) is a Nevada corporation and was incorporated on April 22, 2022. To date the Company has had no operations. The Company’s principal business will be the design, manufacture and sale of toys to premier theme parks.

Note 2 - Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of US Securities and Exchange Commission (“SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had no operations for the period from Inception to September 30, 2022 and has suffered net losses in the current period and has a working capital deficiency. This deficiency and lack of operations raises substantial doubt about its ability to continue as a going concern. It is contemplated that the Company will acquire SRM Entertainment, Limited (“SRM Limited”) and grow the operations of SRM Limited. See subsequent event footnote 7.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash and equivalents for purposes of the statement of cash flows.

F-7

Inventory

Inventories will be stated at the lower of cost or market. The Company will periodically review the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold. Inventory is based upon the average cost method of accounting.

Net Loss Per Share of Common Stock

Net income (loss) per share of Common Stock is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of Common Stock outstanding during the period. If applicable, diluted earnings per share assume the conversion, exercise or issuance of all Common Stock instruments such as options, warrants, convertible securities and preferred stock, unless the effect is to reduce a loss or increase earnings per share. As such, options, warrants, convertible securities, and preferred stock are not considered in the calculations, as the impact of the potential shares of Common Stock would be to decrease the loss per share.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Revenue Recognition

The Company will generate its revenue from the sale of its products directly to the end user (the “customer”).

The Company recognizes revenues by applying the following steps in accordance with FASB Accounting Standards Codification 606 “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

●	identify the contract with a customer;

●	identify the performance obligations in the contract;

●	determine the transaction price;

●	allocate the transaction price to performance obligations in the contract; and

●	recognize revenue as the performance obligation is satisfied.

The Company’s performance obligations are satisfied when goods or products are shipped on a FOB shipping point basis as title passes when shipped. Our products are generally paid in advance of shipment or standard net 30 days and we offer no specific right of return, refund or warranty related to our products except for cases of defective products of which there have been none to date.

F-8

Accounts Receivable and Credit Risk

Accounts receivable are generated from sales of the Company’s products. The Company provides an allowance, if applicable, for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions.

Foreign Currency Translation

Assets and liabilities in foreign currencies are translated using the exchange rate at the balance sheet date, while revenue and expense accounts are translated at the average exchange rates prevailing during the period. Equity accounts are translated at historical exchange rates.

Stock based compensation

The Company recognizes compensation costs to employees under FASB Accounting Standards Codification 718 “Compensation - Stock Compensation” (“ASC 718”). Under ASC 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share based compensation arrangements include stock options and warrants. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

The Company has adopted ASU No. 2018-07 “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned.

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position. The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense.

The Company’s deferred tax asset at December 31, 2021 consisted of net operating loss carry forwards calculated using effective tax rates (16.5%) equating to approximately $105,384 and $100,589, respectively, less a valuation allowance in the amount of approximately $105,384 and $100,589. Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance in the year ended December 31, 2021.

Related parties

The Company follows subtopic 850-10 of the FASB Accounting Standards Codification for the identification of related parties and disclosure of related party transactions.

Pursuant to Section 850-10-20 the related parties include a. affiliates of the Company; b. entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c. trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d. principal owners of the Company; e. management of the Company; f. other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g. other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

F-9

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a. the nature of the relationship(s) involved; b. a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c. the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d. amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

Recent Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, which simplifies the accounting for non-employee share-based payment transactions. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The standard will be effective for us in the first quarter of our fiscal year 2020, although early adoption is permitted (but no sooner than the adoption of Topic 606). The Company has adopted this standard beginning January 1, 2019. The adoption of this standard has not had a significant impact on the Company’s results of operations, financial condition, cash flows, and financial statement disclosures.

In February 2016, Topic 842, “Leases” was issued to replace the leases requirements in Topic 840, “Leases”. The main difference between previous GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. Topic 842 will be effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual periods and is to be retrospectively applied. The Company has adopted this standard beginning January 1, 2020. The adoption of this standard has not had a significant impact on the Company’s results of operations, financial condition, cash flows, and financial statement disclosures.

Note 3 – Accounts Payable to Jupiter Wellness

During the period from Inception to September 30, 2022 Jupiter Wellness loaned the Company $1,374 for incorporation and formation fees of the Company and carried as an account payable.

Note 4 - Capital Structure

Common Stock – The Company has 100,000,000 shares of Common Stock, par value $0.0001 authorized and has issued 1,700,000 via subscription agreements with its founders. As of September 30, 2022, the Company had a subscription’s receivable total of $170.

Preferred Stock – The Company has 10,000,000 shares of preferred stock, par value $0.0001authorized and has issued no preferred shares.

Note 5 – Acquisition of SRM Entertainment Limited by Jupiter Wellness and Subsequent Change of Ownership

On November 30, 2020, Jupiter Wellness, Inc. (“Jupiter Wellness”), entered into and closed on a share exchange agreement (the “Exchange Agreement”) with SRM Entertainment, Limited, a Hong Kong Special Administrative Region of the People’s Republic of China limited company (“SRM Limited”) and wholly owned subsidiary of Vinco Ventures, Inc., a Nevada corporation formerly known as Edison Nation, Inc. (“Vinco”), and the shareholders of SRM Limited set forth in the Exchange Agreement (the “SRM Shareholders”), pursuant to which the Company acquired 100% of the shares of SRM’s Common Stock (the “SRM Common Stock”) from the SRM Shareholders in exchange for 200,000 shares of the Company’s Common Stock, valued at $1,040,000. Pursuant to the Exchange Agreement, the Company assumed all of the financial obligations of SRM, as well as its employees and offices. As a result of the Exchange Agreement, SRM became a wholly-owned subsidiary of Jupiter Wellness.

Note 6 - Commitments and Contingencies

Legal Proceedings

The Company may be subject to legal proceedings and claims arising from contracts or other matters from time to time in the ordinary course of business. Management is not aware of any pending or threatened litigation where the ultimate disposition or resolution could have a material adverse effect on its financial position, results of operations or liquidity.

Note 7 - Subsequent Events

In December 2022, we entered into a stock exchange agreement (the “Exchange Agreement”) with Jupiter Wellness. Pursuant to the Exchange Agreement, we will exchange 7,300,000 shares of our Common Stock (representing 81.1% of our outstanding Common Stock) in exchange for 2 ordinary shares of SRM Entertainment, Limited, an entity incorporated in Hong Kong (representing all of the issued and outstanding shares of SRM Entertainment, Limited). Pursuant to the Exchange Agreement, we will assume $1,503,514 of remaining debt, originally used for working capital, which is owed to Jupiter Wellness as of September 30, 2022.

In accordance with ASC Topic 855-10, the Company has analyzed its operations subsequent to September 30, 2022 to the date these financial statements were issued and has determined that it does not have any additional material subsequent events to disclose in these financial statements.

F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of SRM Entertainment, Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying condensed balance sheets of SRM Entertainment, Limited (the Company) as of December 31, 2021 and 2020, and the related condensed statements of operations, shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As discussed in Note 2 to the financial statements, when another party is involved in providing goods or services to the Company’s clients, a determination is made as to who is acting in the capacity as the principal in the sales transaction.

Auditing management’s evaluation of agreements with customers involves significant judgment, given the fact that some agreements require management’s evaluation of principal versus agent.

To evaluate the appropriateness and accuracy of the assessment by management, we evaluated management’s assessment in relationship to the relevant agreements.

M&K CPAS, PLLC

We have served as the Company’s auditor since 2019.

Houston, TX

December 14, 2022

F-11

SRM Entertainment, Limited

Condensed Balance Sheets

As of December 31, 2021 and 2020

	Year ended	Year ended
	December 31,	December 31,
	2021	2020

Assets
Cash	$515,373	$70,101
Account receivable	661,464	241,511
Prepaid expenses and deposits	606,858	22,646
Other current assets	27,304	119,916

Total current assets	1,810,999	454,174

Fixed assets	7,381	-
Total assets	$1,818,380	$454,174

Liabilities and Shareholders’ Equity (Deficit)

Accounts Payable	$532,898	$683,086
Loans from Parent	1,502,621	-
Accrued liabilities	114,156	73,322

Total Liabilities	2,149,675	756,408

Common Stock, $0.1287 par value, 2 ordinary shares issued and outstanding as of December 31, 2021 and 2020	-	-
Additional paid-in capital	(698,557)	(698,557)
Retained earnings	367,262	396,323

Total Shareholders’ Equity (Deficit)	(331,295)	(302,234)

Total Liabilities and Shareholders’ Equity (Deficit)	$1,818,380	$454,174

The accompanying notes are an integral part of these financial statements

F-12

SRM Entertainment, Limited

Condensed Statement of Operations

For the Years Ended December 31, 2021 and 2020

	Years Ended
	December 31,
	2021	2020
Revenue
Sales	$2,665,827	$2,958,199
Cost of Sales	2,110,395	2,153,407
Gross profit	555,432	804,792

Operating expense
General and administrative expenses	585,147	1,391,777

Other income / (expense)
Interest income	701	-
Interest expense	(47)	-

Total other income (expense)	654	-

Net (loss)	$(29,061)	$(586,985)

Net (loss) per share:
Basic	$(14,531)	$(293,493)

Weighted average number of shares
Basic	2	2

The accompanying notes are an integral part of these financial statements

F-13

SRM Entertainment, Limited

Condensed Statement of Changes in Shareholders’ Equity (Deficit)

For the Years Ended December 31, 2021 and 2020

			Additional
	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2019	2	$-	$(698,557)	$983,308	$284,751

Net loss	-	-	-	(586,985)	(586,985)

Balance, December 31, 2020	2	$-	$(698,557)	$396,323	$(302,234)

Net loss	-	-	-	(29,061)	(29,061)

Balance, December 31, 2021	2	$-	$(698,557)	$367,262	$(331,295)

The accompanying notes are an integral part of these financial statements

F-14

SRM Entertainment, Limited

Condensed Statement of Cash Flows

For the Years Ended December 31, 2021 and 2020

	Years Ended December 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(29,061)	$(586,985)

Adjustments to reconcile net income to net cash provided by (used in) operating activities
Promissory Note Due to Jupiter Wellness	1,502,621	-
Prepaid expenses and deposits	(584,212)	9,021
Accounts receivable	(419,953)	1,269,974
Accounts payable	(150,188)	(644,194)
Accrued liabilities	40,8834	(36,284)
Other current assets	92,612	(119,916)

Net cash (used in) operating activities	452,653	(108,384)

Cash flows from investing activities:
Purchase of fixed assets	(7,381)	-

Net cash (used in) investing activities	(7,381)	-

Cash flows from financing activities:	-	-

Net increase (decrease) in cash and cash equivalents	445,272	(108,384)

Cash and cash equivalents at the beginning of the period	70,101	178,485

Cash and cash equivalents at the end of the period	$515,373	$70,101

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these financial statements

F-15

SRM Entertainment, Limited

Notes to Financial Statements

For the Years Ended

December 31, 2021 and 2020

Note 1 - Organization and Business Operations

SRM Entertainment, Limited (the “Company”) is a limited company incorporated in the Hong Kong, now a Special Administrative Region of the People’s Republic of China, on January 23, 1981 and is a wholly-owned subsidiary of Jupiter Wellness, Inc., a Delaware corporation. The Company’s principal business is the design, manufacture and sale of toys to premier theme parks.

Note 2 - Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of US Securities and Exchange Commission (“SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash and equivalents for purposes of the statement of cash flows. There were no cash equivalents as of December 31, 2021 and 2020.

F-16

Inventory

Inventories are stated at the lower of cost or market. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold. Inventory is based upon the average cost method of accounting.

Investments Held-to-Maturity

Investments that the Company’s management has the “positive intent and ability” to hold through maturity are classified and accounted for as hold-to-maturity investments (“HTM”). HTM investments are carried at amortized cost in the financial statements. For investments classified as HTM, no unrealized gains and losses will be recognized in financial statements.

Net Loss per share of Common Stock

Net income (loss) per share of Common Stock is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of Common Stock outstanding during the period. If applicable, diluted earnings per share assume the conversion, exercise or issuance of all Common Stock instruments such as options, warrants, convertible securities and preferred stock, unless the effect is to reduce a loss or increase earnings per share. As such, options, warrants, convertible securities, and preferred stock are not considered in the calculations, as the impact of the potential shares of Common Stock would be to decrease the loss per share.

	For the Years
	Ended December 31,
	2021	2020
Numerator:	$(29,061)	$(586,985)
Net (loss)

Denominator:
Denominator for basic earnings per share - Weighted-average of shares of Common Stock issued and outstanding during the period	2	2
Denominator for diluted earnings per share	2	2
Basic (loss) per share	$(14,531)	$(293,493)
Diluted (loss) per share	$(14,531)	$(293,493)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Revenue Recognition

The Company generates its revenue from the sale of its products directly to the end user (the “customer”).

The Company recognizes revenues by applying the following steps in accordance with FASB Accounting Standards Codification 606 “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

●	identify the contract with a customer;

F-17

●	identify the performance obligations in the contract;

●	determine the transaction price;

●	allocate the transaction price to performance obligations in the contract; and

●	recognize revenue as the performance obligation is satisfied.

The Company’s performance obligations are satisfied when goods or products are shipped on a FOB shipping point basis as title passes upon shipment. Our products are generally paid in advance of shipment or standard net 30 days and we offer no specific right of return, refund or warranty related to our products except for cases of defective products of which there have been none to date.

Accounts Receivable and Credit Risk

Accounts receivable are generated from sales of the Company’s products. The Company provides an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of December 31, 2020, the Company recorded an allowance of $118,761 against accounts receivable acquired in connection with the Jupiter Wellness, Inc. acquisition of SRM Entertainment. During the year ended December 31, 2021, the Company recognized no additional allowance for doubtful collections.

Impairment of Long-Lived Assets

We evaluate long-lived assets (including intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset is expected to generate.

Foreign Currency Translation

Assets and liabilities in foreign currencies are translated using the exchange rate at the balance sheet date, while revenue and expense accounts are translated at the average exchange rates prevailing during the period. Equity accounts are translated at historical exchange rates. Gains and losses from foreign currency transactions and translation for the years ended December 31, 2021 and 2020 and the cumulative translation gains and losses as of December 31, 2021 and 2020 were not material.

Stock based compensation

The Company recognizes compensation costs to employees under FASB Accounting Standards Codification 718 “Compensation - Stock Compensation” (“ASC 718”). Under ASC 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share based compensation arrangements include stock options and warrants. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

The Company has adopted ASU No. 2018-07 “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned.

F-18

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position. The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense.

The Company’s deferred tax asset at December 31, 2021 and 2020 consist of net operating loss carry forwards calculated using effective tax rates (16.5%) equating to approximately $105,384 and $100,589, respectively, less a valuation allowance in the amount of approximately $105,384 and $100,589. Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance in the years ended December 31, 2021 and 2020.

Related parties

The Company follows subtopic 850-10 of the FASB Accounting Standards Codification for the identification of related parties and disclosure of related party transactions.

Pursuant to Section 850-10-20 the related parties include a. affiliates of the Company; b. entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c. trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d. principal owners of the Company; e. management of the Company; f. other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a. the nature of the relationship(s) involved; b. a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c. the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d. amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

F-19

Recent Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, which simplifies the accounting for non-employee share-based payment transactions. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The standard will be effective for us in the first quarter of our fiscal year 2020, although early adoption is permitted (but no sooner than the adoption of Topic 606). The Company has adopted this standard beginning January 1, 2019. The adoption of this standard has not had a significant impact on the Company’s results of operations, financial condition, cash flows, and financial statement disclosures.

In February 2016, Topic 842, “Leases” was issued to replace the leases requirements in Topic 840, “Leases”. The main difference between previous GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. Topic 842 will be effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual periods and is to be retrospectively applied. The Company has adopted this standard beginning January 1, 2020. The adoption of this standard has not had a significant impact on the Company’s results of operations, financial condition, cash flows, and financial statement disclosures.

Note 3 - Accounts Receivable

At December 31, 2021 and 2020, the Company had accounts receivable of $661,464 and $241,511 (net of an allowance of $0 and $118,761), respectively.

Note 4 - Prepaid Expenses and Deposits

At December 31, 2021 and 2020, the Company had prepaid expenses and deposits of $606,757 and $22,646, respectively consisting primarily of deposits and prepayments on purchase orders.

Note 5 – Loans from Parent

As of December 31, 2021 the Company had an outstanding unsecured, non-interest bearing loan balance of $1,502,621 to Jupiter Wellness, Inc. its Parent.

Note 6 - Capital Structure

Ordinary Shares - As of December 31, 2021 and 2020, there were 2 ordinary shares issued and outstanding.

Note 7 – Acquisition of SRM Entertainment , Limited by Jupiter Wellness and Subsequent Change of Ownership

On November 30, 2020, Jupiter Wellness, Inc. (“Jupiter Wellness”), entered into and closed on a share exchange agreement (the “Exchange Agreement”) with SRM Entertainment, Limited, a Hong Kong Special Administrative Region of the People’s Republic of China limited company (“SRM Limited”) and wholly owned subsidiary of Vinco Ventures, Inc., a Nevada corporation formerly known as Edison Nation, Inc. (“Vinco”), and the shareholders of SRM Limited set forth in the Exchange Agreement (the “SRM Shareholders”), pursuant to which the Company acquired 100% of the shares of SRM Limited’s Common Stock (the “SRM Limited Common Stock”) from the SRM Shareholders in exchange for 200,000 shares of the Common Stock of Jupiter Wellness, valued at $1,040,000. Pursuant to the Exchange Agreement, Jupiter Wellness assumed all of the financial obligations of SRM Limited, as well as its employees and offices. As a result of the Exchange Agreement, SRM Limited became a wholly-owned subsidiary of Jupiter Wellness.

Note 8 - Commitments and Contingencies

Legal Proceedings

The Company may be subject to legal proceedings and claims arising from contracts or other matters from time to time in the ordinary course of business. Management is not aware of any pending or threatened litigation where the ultimate disposition or resolution could have a material adverse effect on its financial position, results of operations or liquidity.

Note 9 - Subsequent Events

In December 2022, Jupiter Wellness and SRM Entertainment, Inc., a Nevada corporation (“SRM”) entered into a stock exchange agreement pursuant to which, SRM exchanged 7,300,000 shares of SRM (representing 81.1% of SRM’s outstanding common stock) in exchange for 2 ordinary shares of SRM Limited (representing all of the issued and outstanding shares of the Company).

In accordance with ASC Topic 855-10, the Company has analyzed its operations subsequent to December 31, 2021 to the date these financial statements were issued and has determined that it does not have any additional material subsequent events to disclose in these financial statements.

F-20

SRM Entertainment, Limited

Condensed Balance Sheets

As of September 30, 2022 and December 31, 2021

	September 30	December 31
	2022	2021
	(Unaudited)	(Audited)
Assets
Cash	$784,081	$515,373
Account receivable	643,902	661,464
Prepaid expenses and deposits	529,690	606,858
Other current assets	-	27,304

Total current assets	1,957,673	1,810,999

Fixed assets	30,316	7,381
Total assets	$1,987,989	$1,818,380

Liabilities and Shareholders’ Equity

Accounts Payable	$154,819	$532,898
Loans from Parent	1,503,514	1,502,621
Accrued liabilities	127,431	114,156

Total Liabilities	1,785,764	2,149,675

Common Stock, $0.1287 par value, 2 ordinary shares issued and outstanding as of December 31, 2021 and 2020	-	-
Additional paid-in capital	(698,557)	(698,557)
Retained earnings	900,782	367,262

Total Shareholders’ Equity	202,225	(331,295)

Total Liabilities and Shareholders’ Equity	$1,987,989	$1,818,380

The accompanying notes are an integral part of these financial statements

F-21

SRM Entertainment, Limited

Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2022 and 2021

(Unaudited)

	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Revenue
Sales	$5,199,807	$1,183,550
Cost of Sales	4,195,629	984,483
Gross profit	1,004,178	199,067

Operating expense
General and administrative expenses	470,673	38,735
Total operating expenses	470,673	38,735

Other income / (expense)
Interest income	15	701
Interest expense		(47)

Total other income (expense)	15	654

Net Income (Loss)	$533,520	$160,986

Net (loss) per share:
Basic and fully diluted	$266,760	$80,493

Weighted average number of shares
Basic and fully diluted	2	2

The accompanying notes are an integral part of these financial statements

F-22

SRM Entertainment, Limited

Condensed Statement of Changes in Shareholders’ Equity (Deficit)

For the Nine Months Ended September 30, 2022 and Year ended December 31, 2021

(Unaudited)

			Additional
	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2020	2	$-	$(698,577)	$396,323	$(302,234)

Net loss for year ended December 31, 2021	-	-	-	(29,061)	(29,061)

Balance, December 31, 2021	2	$-	$(698,577)	$367,262	$(331,295)

Net income for nine months ended September 30, 2022	-	-	-	533,520	533,520

Balance, September 30, 2022	2	$-	$(698,577)	$900,782	$202,225

The accompanying notes are an integral part of these financial statements

F-23

SRM Entertainment, Limited

Condensed Statement of Cash Flows

For the Nine Months Ended September 30, 2022 and 2022

(Unaudited)

	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Cash flows from operating activities:
Net Income (loss)	$533,520	$160,986

Adjustments to reconcile net income to net cash provided by (used in) operating activities
Loans from Parent	893	820,337
Prepaid expenses and deposits	77,168	(346,892)
Depreciation	1,750	-
Accounts receivable	17,562	(332,055)
Accounts payable	(378,079)	(247,517)
Accrued liabilities	13,275	(223)
Other current assets	27,304	119,916

Net cash provided by operating activities	293,393	174,552

Cash flows from investing activities:
Purchase of fixed assets	(24,685)	(7,381)

Net cash (used in) investing activities	(24,685)	(7,381)

Cash flows from financing activities:	-	-

Net increase (decrease) in cash and cash equivalents	268,708	167,171

Cash and cash equivalents at the beginning of the period	515,373	70,101

Cash and cash equivalents at the end of the period	$784,081	$237,272
	-
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these financial statements

F-24

SRM Entertainment, Limited

Notes to Financial Statements

For the Nine Months Ended September 30, 2022

and Year Ended December 31, 2021

Note 1 - Organization and Business Operations

SRM Entertainment, Limited (the “Company”) is a limited company incorporated in the Hong Kong, now a Special Administrative Region of the People’s Republic of China, on January 23, 1981 and is a wholly-owned subsidiary of Jupiter Wellness, Inc., a Delaware corporation. The Company’s principal business is the design, manufacture and sale of toys to premier theme parks.

Note 2 - Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of US Securities and Exchange Commission (“SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less when purchased to be cash and equivalents for purposes of the statement of cash flows. There were no cash equivalents as of September 30, 2022 or December 31, 2021.

F-25

Inventory

Inventories are stated at the lower of cost or market. The Company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold. Inventory is based upon the average cost method of accounting.

Investments Held-to-Maturity

Investments that the Company’s management has the “positive intent and ability” to hold through maturity are classified and accounted for as hold-to-maturity investments (“HTM”). HTM investments are carried at amortized cost in the financial statements. For investments classified as HTM, no unrealized gains and losses will be recognized in financial statements.

Net Loss per Share of Common Stock

Net income (loss) per share of Common Stock is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of Common Stock outstanding during the period. If applicable, diluted earnings per share assume the conversion, exercise or issuance of all Common Stock instruments such as options, warrants, convertible securities and preferred stock, unless the effect is to reduce a loss or increase earnings per share. As such, options, warrants, convertible securities, and preferred stock are not considered in the calculations, as the impact of the potential shares of Common Stock would be to decrease the loss per share.

	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Numerator:	$533,520	$160,986
Net Income (loss)

Denominator:
Denominator for basic earnings per share - Weighted-average shares of Common Stock issued and outstanding during the period	2	2
Denominator for diluted earnings per share	2	2
Basic (loss) per share	$266,760	$80,493
Diluted (loss) per share	$266,760	$80,493

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

F-26

Revenue Recognition

The Company generates its revenue from the sale of its products directly to the end user (the “customer”).

The Company recognizes revenues by applying the following steps in accordance with FASB Accounting Standards Codification 606 “Revenue from Contracts with Customers” (“ASC 606”). Under ASC 606, revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

●	identify the contract with a customer;

●	identify the performance obligations in the contract;

●	determine the transaction price;

●	allocate the transaction price to performance obligations in the contract; and

●	recognize revenue as the performance obligation is satisfied.

The Company’s performance obligations are satisfied when goods or products are shipped on a FOB shipping point basis as title passes when shipped. Our products are generally paid in advance of shipment or standard net 30 days and we offer no specific right of return, refund or warranty related to our products except for cases of defective products of which there have been none to date.

Accounts Receivable and Credit Risk

Accounts receivable are generated from sales of the Company’s products. The Company provides an allowance for doubtful collections, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. As of December 31, 2020, the Company recorded an allowance of $118,761 against accounts receivable acquired in connection with the Jupiter Wellness, Inc. acquisition of SRM Entertainment. At September 30, 2022 and December 31, 2021 the Company had an allowance of $104,851.

Impairment of Long-Lived Assets

We evaluate long-lived assets (including intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the undiscounted future net cash flow the asset is expected to generate.

Foreign Currency Translation

Assets and liabilities in foreign currencies are translated using the exchange rate at the balance sheet date, while revenue and expense accounts are translated at the average exchange rates prevailing during the period. Equity accounts are translated at historical exchange rates. Gains and losses from foreign currency transactions and translation for the nine months ended September 30, 2022 and year ended December 31, 2021 and the cumulative translation gains and losses as of the respective periods were not material.

Stock based compensation

The Company recognizes compensation costs to employees under FASB Accounting Standards Codification 718 “Compensation - Stock Compensation” (“ASC 718”). Under ASC 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share based compensation arrangements include stock options and warrants. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

The Company has adopted ASU No. 2018-07 “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting.” These amendments expand the scope of Topic 718, Compensation - Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned.

F-27

Income Taxes

The Company accounts for income taxes under ASC 740 Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in a material changes to its financial position. The Company’s policy for recording interest and penalties associated with audits is to record such items as a component of income tax expense.

The Company’s deferred tax asset at December 31, 2021 and 2020 consisted of net operating loss carry forwards calculated using effective tax rates (16.5%) equating to approximately $105,384 and $100,589, respectively, less a valuation allowance in the amount of approximately $105,384 and $100,589. Because of the Company’s lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance in the year ended December 31, 2021 and 2020.

Related parties

The Company follows subtopic 850-10 of the FASB Accounting Standards Codification for the identification of related parties and disclosure of related party transactions.

Pursuant to Section 850-10-20 the related parties include a. affiliates of the Company; b. entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c. trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d. principal owners of the Company; e. management of the Company; f. other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g. other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a. the nature of the relationship(s) involved; b. a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c. the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d. amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

F-28

Recent Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, which simplifies the accounting for non-employee share-based payment transactions. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The standard will be effective for us in the first quarter of our fiscal year 2020, although early adoption is permitted (but no sooner than the adoption of Topic 606). The Company has adopted this standard beginning January 1, 2019. The adoption of this standard has not had a significant impact on the Company’s results of operations, financial condition, cash flows, and financial statement disclosures.

In February 2016, Topic 842, “Leases” was issued to replace the leases requirements in Topic 840, “Leases”. The main difference between previous GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. Topic 842 will be effective for annual reporting periods beginning after December 15, 2018, including interim periods within those annual periods and is to be retrospectively applied. The Company has adopted this standard beginning January 1, 2020. The adoption of this standard has not had a significant impact on the Company’s results of operations, financial condition, cash flows, and financial statement disclosures.

Note 3 - Accounts Receivable

At September 30, 2022 and December 31, 2021, the Company had accounts receivable of $643,902 and $661,464.

Note 4 - Prepaid Expenses and Deposits

At September 30, 2022 and December 31, 2021, the Company had prepaid expenses and deposits of $529,690 and $695,858, respectively consisting primarily of deposits and prepayments on purchase orders.

Note 5 – Loans from Parent

As of September 30, 2022 and December 31, 2021 the Company had an outstanding unsecured, non-interest bearing loan balance of $1,503,514 and $1,502,621, respectively, to Jupiter Wellness, Inc. its Parent.

Note 6 - Capital Structure

Ordinary Shares - As September 30, 2022 and December 31, 2021, there were 2 ordinary shares issued and outstanding.

Note 7 – Acquisition of SRM Entertainment by Jupiter Wellness and Subsequent Change of Ownership

On November 30, 2020, Jupiter Wellness, Inc. (“Jupiter Wellness”), entered into and closed on a share exchange agreement (the “Exchange Agreement”) with SRM Entertainment, Limited, a Hong Kong Special Administrative Region of the People’s Republic of China limited company (“SRM”) and wholly owned subsidiary of Vinco Ventures, Inc., a Nevada corporation formerly known as Edison Nation, Inc. (“Vinco”), and the shareholders of SRM set forth in the Exchange Agreement (the “SRM Shareholders”), pursuant to which the Company acquired 100% of the shares of SRM’s Common Stock (the “SRM Common Stock”) from the SRM Shareholders in exchange for 200,000 shares of the Company’s Common Stock, valued at $1,040,000. Pursuant to the Exchange Agreement, the Company assumed all of the financial obligations of SRM, as well as its employees and offices. As a result of the Exchange Agreement, SRM became a wholly-owned subsidiary of the Parent.

Note 8 - Commitments and Contingencies

Legal Proceedings

The Company may be subject to legal proceedings and claims arising from contracts or other matters from time to time in the ordinary course of business. Management is not aware of any pending or threatened litigation where the ultimate disposition or resolution could have a material adverse effect on its financial position, results of operations or liquidity.

Note 9 - Subsequent Events

In December 2022, Jupiter Wellness and SRM Entertainment, Inc., a Nevada corporation (“SRM NV”) entered into a stock exchange agreement pursuant to which, SRM NV exchanged 7,300,000 shares of SRM NV (representing 81.1% of SRM NV’s Common Stock) in exchange for 2 ordinary shares of the Company (representing all of the issued and outstanding shares of the Company).

In accordance with ASC Topic 855-10, the Company has analyzed its operations subsequent to September 30, 2022 to the date these financial statements were issued and has determined that it does not have any additional material subsequent events to disclose in these financial statements.

F-29

SRM Entertainment, Inc.

      Shares of Common Stock

PRELIMINARY PROSPECTUS

Sole Book-Running Manager

EF HUTTON

division of Benchmark Investments, LLC

       , 2022

Until        , (25 days after commencement of our initial public offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance.

The following table sets forth the various expenses, other than the underwriting discount, payable in connection with the offering contemplated by this registration statement. All of the fees set forth below are estimates except for the SEC registration fee, the FINRA fee and the stock exchange listing fee.

Payable by the registrant
SEC registration fee	$
FINRA fee		*
Stock exchange listing fee		*
Blue Sky fees and expenses		*
Printing Expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*
Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Limitation of personal liability of directors and indemnification

The Nevada Revised Statutes and certain provisions of our articles of incorporation, as amended, and bylaws under certain circumstances provide for indemnification of our officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to our bylaws and to the statutory provisions.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person is not liable due to conduct that constituted a breach of his or her fiduciary duties and such breach involved intentional misconduct, fraud or a knowing violation of law, and that person’s actions were in good faith, were believed to be in our best interest, and were not unlawful. Indemnification may not be made for any claim as to which the person seeking indemnity has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals, to be liable to our company unless the court in which the action or suit was brought or another court of competent jurisdiction determines that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as such court deems proper. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of our board of directors, by legal counsel, or by a vote of our stockholders, that the applicable standard of conduct was met by the person to be indemnified. Under our articles of incorporation, as amended, and bylaws , we will advance expenses incurred by officers, directors, employees or agents who are parties to or are threatened to made parties to any threatened, pending or completed action by reason of the fact that such person was serving in such capacity, prior to the disposition of such action and promptly following request therefor, upon receipt of an undertaking by or on behalf of such person to repay such advances if it should be determined ultimately that such person is not entitled to indemnification.

The circumstances under which indemnification is granted in connection with an action brought on our behalf is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of stockholders or directors. The Nevada Revised Statutes also grant us the power to purchase and maintain insurance which protects our officers and directors against any liabilities incurred in connection with their service in such a position, and we have obtained such a policy.

A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

II-1

Our amended and restated bylaws will require us to indemnify any person who was or is a party or is threatened to be made a party to, or was otherwise involved in, a legal proceeding by reason of the fact that he or she is or was a director or officer or, while a director or officer of SRM, is or was serving at our request in a fiduciary capacity with another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the legal proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

We will be authorized under our amended and restated bylaws to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or while a director or officer of SRM, is or was serving at our request in a fiduciary capacity with another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any expense, liability or loss, whether or not we would have the power to indemnify the person pursuant to the terms of our amended and restated bylaws. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

We expect that the underwriting agreement will provide for indemnification of directors and officers of SRM by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

In November and December 2022, we entered into subscription agreements issuing an aggregate 1,700,000 outstanding shares of our Common Stock to the following founders of the Company who are management and insiders: Richard Miller, Chief Executive Officer & Director, 600,000 shares; Brian S. John, Secretary and Chairman, 300,000 shares; Taft Flittner, President, 300,000 shares; Doug McKinnon, 200,000 shares; Markita Russell, 100,000 shares; and Debbie McDaniel-Hand, Vice President of Production Development and Operations, 200,000 shares.

In December        , 2022, we also entered into a stock exchange agreement (the “Exchange Agreement”) with Jupiter Wellness. Pursuant to the Exchange Agreement, we exchanged 7,300,000 shares of our Common Stock (representing 81.1% of our outstanding Common Stock) in exchange for 2 ordinary shares of SRM Entertainment, Limited, an entity incorporated in Hong Kong (representing all of the issued and outstanding shares of SRM Entertainment, Limited). Pursuant to the Exchange Agreement, we will assume $1,503,514 of remaining debt, originally used for working capital, which is owed to Jupiter Wellness as of September 30, 2022.

Jupiter Wellness will distribute 2,000,000 outstanding shares of our Common Stock to Jupiter Wellness stockholders and certain warrant holders of record as of the close of business on____, 202_.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

The list of exhibits set forth under “Exhibit Index” at the end of this registration statement is incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-2

The registrant hereby further undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement*

3.1	Form of Amended and Restated Articles of Incorporation of SRM Entertainment, Inc.*

3.2	Form of Amended and Restated Bylaws of SRM Entertainment, Inc.*

4.1	Form of Common Stock Certificate of SRM Entertainment, Inc.*

4.2	Form of Representative’s Warrant*

5.1	Opinion of Sichenzia Ross Ference LLP*

10.1	Form of Separation Agreement*

10.2	Form of Share Exchange Agreement*

10.8	Form of 2022 Equity Incentive Plan*

23.1	Consent of M&K CPAs, PLLC for SRM Entertainment, Inc.*

23.2	Consent of M&K CPAs, PLLC for SRM Entertainment, Limited*

23.3	Consent of Sichenzia Ross Ference LLP (contained in its opinion filed as Exhibit 5.1 hereto)*

24.1	Power of Attorney (included on the signature page to this registration statement)

107	Filing Fee Table *

*	To be filed by amendment.

II-3

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on    , 202  .

SRM ENTERTAINMENT, INC.

By:
Name:	Richard Miller
Title:	Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of SRM Entertainment, Inc. hereby severally constitutes and appoints Richard Miller, and each of them acting alone, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them individually, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on , 202  .

Signature	Title

Chief Executive Officer and Director
Richard Miller	(Principal Executive Officer)

Chief Financial Officer
Doug McKinnon	(Principal Financial and Accounting Officer)

President
Taft Flittner

Vice President of Production Development and Operations
Debbie McDaniel-Hand

Chairman and Secretary
Brian John

Director
Gary Herman

Director
Chris Melton

Hans Haywood	Director

II-4